   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 13, 1998

                                                      REGISTRATION NO. 333-57989
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 4

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                SPINCYCLE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             7215                            41-1821793
   (STATE OF OTHER JURISDICTION       (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                JAMES R. PUCKETT
                            CHIEF FINANCIAL OFFICER
                  15990 NORTH GREENWAY/HAYDEN LOOP, SUITE 400
                           SCOTTSDALE, ARIZONA 85260
                            TELEPHONE (602) 707-9999
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

                                SUSAN M. HERMANN
                             PEDERSEN & HOUPT, P.C.
                        161 N. CLARK STREET, SUITE 3100
                            CHICAGO, ILLINOIS 60601
                            TELEPHONE (312) 641-6888

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box: [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If the Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
                                                           PROPOSED MAXIMUM          PROPOSED MAXIMUM             AMOUNT OF
  TITLE OF EACH CLASS OF           AMOUNT TO BE             OFFERING PRICE              AGGREGATE                REGISTRATION
SECURITIES TO BE REGISTERED         REGISTERED              PER WARRANT(1)          OFFERING PRICE(1)                FEE
-----------------------------------------------------------------------------------------------------------------------------------
Warrants to purchase shares
of Common Stock.........             144,990                    $38.79                  $5,625,000                  $1,660
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
  $.01 per share(2).....              26,661                    $0.01                      $267                       $1
-----------------------------------------------------------------------------------------------------------------------------------
          Total.........                --                        --                    $5,625,267                  $1,661
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

(1) Estimate solely for the purpose of computing the registration fee in accordance with Rules 457(g) and (i) of the Securities Act, based on the book value of the Warrants registered hereunder and the amount payable on exercise of such Warrants.

(2) Such shares of Common Stock are issuable upon exercise of the Warrants registered hereunder. This Registration Statement also covers such shares as may be issuable pursuant to anti-dilution adjustments.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION (a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

[SPINCYCLE LOGO]

                 SUBJECT TO COMPLETION, DATED NOVEMBER 13, 1998


                             PRELIMINARY PROSPECTUS

                                SPINCYCLE, INC.
                              144,990 WARRANTS TO
                     PURCHASE 26,661 SHARES OF COMMON STOCK
                       AND 26,661 SHARES OF COMMON STOCK
                            ------------------------

 This Prospectus relates to the 144,990 warrants (the "Warrants") of SpinCycle, Inc., a Delaware corporation ("SpinCycle" or the "Company"), to purchase shares of common stock, par value $.01 per share (the "Common Stock"), of the Company.
   The Warrants were originally issued and sold on April 29, 1998 (the "Issue Date") to Credit Suisse First Boston Corporation (the "Initial Purchaser")
  pursuant to an offering (the "Private Placement") by the Company of 144,990 Units (the "Units") each consisting of one 12 3/4 Senior Discount Note due 2005 of the Company (a "Note," and collectively, the "Notes") with a principal amount at maturity of $1,000 and one Warrant to purchase .1839 shares of Common Stock of the Company (including shares of a successor entity and other securities issuable or deliverable upon exercise of the Warrants, the "Warrant Shares") at an exercise price of $.01 per share (the "Exercise Price"). The Initial Purchaser acquired the Warrants pursuant to that certain warrant agreement between the Company and Norwest Bank Minnesota, N.A. (the "Warrant Agent"), dated April 29, 1998, as amended from time to time (the "Warrant Agreement").
  The Initial Purchaser placed such Units with qualified institutional buyers.

 The Warrants are exercisable at any time on or after the earlier of April 29,
  1999 or 60 days after the consummation of an initial public offering of the Company's Common Stock, and will expire on May 1, 2005. The number of shares of
 Common Stock issuable upon the exercise of the Warrants and the Exercise Price are subject to adjustment in certain events including: (i) the payment by the
Company of certain dividends (or other distributions) on the Common Stock of the
 Company including dividends or distributions payable in shares of such Common
    Stock or other shares of the Company's capital stock, (ii) subdivisions, combinations and certain reclassifications of the Common Stock, (iii) the issuance to all holders of Common Stock of rights, options or warrants entitling them to subscribe for shares of Common Stock, or of securities convertible into or exchangeable or exercisable for shares of Common Stock, for a consideration per share which is less than the Current Market Value (as defined in the Warrant Agreement) per share of the Common Stock, (iv) the issuance of shares of Common Stock for a consideration per share which is less than the Current Market Value per share of the Common Stock and (v) the distribution to all holders of the Common Stock of any of the Company's assets, debt securities or any rights or warrants to purchase securities (excluding those rights and warrants referred to in clause (iii) above, any rights which may be issued under a stockholder rights plan and cash dividends and other cash distributions from current or retained earnings). No adjustment to the number of shares of Common Stock issuable upon the exercise of the Warrants and the Exercise Price will be required in certain events including: (i) the issuance of shares of Common Stock in bona fide public offerings that are underwritten or in which a placement agent is retained by the Company, (ii) the issuance of options or shares of Common Stock pursuant to any option or employee benefit plans approved by the Board of Directors and (iii)
   the issuance of shares of Common Stock in connection with acquisitions of products, technologies and businesses other than to affiliates of the Company.
                       See "Description of the Warrants."

 After this Registration Statement is declared effective by the Securities and Exchange Commission (the "SEC") the Warrants and Warrant Shares may be offered and sold from time to time by holders thereof named herein or by their transferees, pledgees, donees or successors (collectively, the "Selling
 Holders") pursuant to this Prospectus. The Warrants and the Warrant Shares may be sold by the Selling Holders from time to time directly to purchasers or through agents, underwriters or dealers. See "Plan of Distribution." If required, the names of any such agents or underwriters involved in the sale of the Warrants and the Warrant Shares and the applicable agent's commission, dealer's purchase price or underwriters' discount, if any, will be set forth in an accompanying supplement to this Prospectus. All expenses incident to the Company's performance of or compliance with its obligations to register the
Warrants and the Warrant Shares will be borne by the Company, including without limitation: (i) all SEC, stock exchange or National Association of Securities
    Dealers, Inc. registration and filing fees, (ii) all reasonable fees and expenses incurred in connection with compliance with state securities or blue sky laws, (iii) all expenses of any Persons (as defined in the Warrant Agreement) incurred by or on behalf of the Company in preparing or assisting in preparing, printing and distributing this Registration Statement or any other registration statement, prospectus, any amendments or supplements thereto and other documents relating to the performance of and compliance with Article 5 of the Warrant Agreement, (iv) the fees and disbursements of the Warrant Agent, (v) the fees and disbursements of counsel for the Company and the Warrant Agent and
  (vi) the fees and disbursements of the independent public accountants of the Company, including the expenses of any special audits or comfort letters required by or incident to such performance and compliance. The Selling Holders and any broker dealers, agents or underwriters that participate in the distribution of the Warrants and the Warrant Shares may be deemed to be
"underwriters" within the meaning of the Securities Act of 1933, as amended (the
       "Securities Act"). See "Plan of Distribution" for a description of indemnification arrangements.

 FOR A DISCUSSION OF MATERIAL RISKS THAT SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE WARRANTS AND WARRANT SHARES, SEE "RISK FACTORS" BEGINNING ON
                                    PAGE 10.

THE WARRANTS AND THE WARRANT SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION REGULATORY
  AUTHORITY, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION OR REGULATORY
     AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                       Prospectus dated           , 1998.

                            ------------------------

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     THIS PROSPECTUS INCLUDES "FORWARD-LOOKING STATEMENTS." ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACTS INCLUDED IN THIS PROSPECTUS, INCLUDING WITHOUT LIMITATION, CERTAIN STATEMENTS UNDER THE "PROSPECTUS SUMMARY," "RISK FACTORS," "THE COMPANY," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS" AND LOCATED ELSEWHERE HEREIN REGARDING THE COMPANY'S OPERATIONS, FINANCIAL POSITION AND BUSINESS STRATEGY, MAY CONSTITUTE FORWARD-LOOKING STATEMENTS. IN ADDITION, FORWARD-LOOKING STATEMENTS GENERALLY CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECT," "INTEND," "ESTIMATE," "ANTICIPATE," "BELIEVE," OR "CONTINUE" OR THE NEGATIVE THEREOF OR VARIATIONS THEREON OR SIMILAR TERMINOLOGY. ALTHOUGH THE COMPANY BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE AT THIS TIME, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE COMPANY'S EXPECTATIONS ("CAUTIONARY STATEMENTS") ARE DISCLOSED IN THIS PROSPECTUS, INCLUDING WITHOUT LIMITATION IN CONJUNCTION WITH THE FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PROSPECTUS AND UNDER "RISK FACTORS." ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY OR PERSONS ACTING ON ITS BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, included elsewhere in this Prospectus. Certain capitalized terms used but not defined in this summary are used herein as defined elsewhere in this Prospectus. Unless the context otherwise requires, references herein to "SpinCycle" or the "Company" are to SpinCycle, Inc., a Delaware corporation, and its predecessor Spincycle, Inc., a Minnesota corporation. As of December 1, 1997, the Company adopted a fiscal year comprised of 13 four week periods (each, a "period"), with each four week period comprised of four Monday through Sunday weeks. All references herein to periods shall refer to such periods unless the context otherwise requires. Unless otherwise indicated, all financial and store data provided in this Prospectus are as of September 6, 1998, the end of the Company's third fiscal quarter in 1998.

                                  THE COMPANY

     The Company was founded in October 1995 to develop and implement SpinCycle's unique concept of a national chain of branded coin-operated laundromats and to serve as a platform for a nationwide consolidation in the coin-operated laundromat industry. The Company's goal is to become the leading operator of high quality coin-operated laundromats in the United States by establishing SpinCycle as a national brand, providing a superior level of customer service and by exercising disciplined management control in its expansion and business plan. In sharp contrast to many existing laundromats, a SpinCycle laundromat is an inviting, spacious and well-equipped facility that is conveniently located, clean and well-lighted.

     Since opening its first store in April 1996, the Company as of April 30, 1997 had opened a total of 19 stores in 7 markets and as of September 6, 1998, had opened a total of 134 stores in 25 markets. Of these 134 stores, 81 were developed and 53 were acquired. SpinCycle stores are located in densely populated urban markets, including Chicago, Cleveland, Albuquerque, Houston, Los Angeles, Philadelphia, Detroit, Miami, Atlanta, Dallas and Washington, D.C. The Company leases the real property at 132 of these locations and owns the real estate at which two of these stores are operating.

     Management believes its equipment configuration and store design is unique and designed to maximize customer convenience and in-store experience. As evidence of its superior concept, management believes, based upon Company compiled survey data, that over 90% of the customers who first visit its stores will return as customers. SpinCycle stores are between 3,500 and 5,500 square feet, significantly larger than the 1,500 to 2,500 square feet of a typical laundromat, and generally contain 50 washers of varied capacities and 54 large capacity dryers. The Company installs a computer board in each washer and dryer which allows daily monitoring of machine utilization and superior cash control. Each store is staffed during operating hours by at least one customer service representative who assists customers, maintains the facility and performs "wash and fold" services, if offered. Customers can sort and fold laundry while watching color television with cable programming at 12 to 14 folding stations and purchase food, beverages and laundry supplies from vending machines. As a result of its superior store design and management controls, the Company has achieved levels of store revenues that management believes are among the highest in the industry.


     The Company plans to expand primarily within its existing markets during the balance of 1998 and in 1999 by developing new SpinCycle stores and acquiring existing laundromats which are consistent with the SpinCycle format. By year end 1998, management believes there will be approximately 176 SpinCycle stores. As of October 27, 1998, the Company had 150 stores operating and ten leased stores under construction, nine leases executed and signed letters of intent to acquire seven stores, all of which management expects to open or acquire by year end 1998. As of October 4, 1998, the Company had executed leases for ten store sites which management expects will be completed and will open in 1999. The Company's headquarters is located at 15990 North Greenway/Hayden Loop, Suite 400, Scottsdale, Arizona 85260. The Company's telephone number is 602-707-9999.

                                  THE BUSINESS

MARKET OPPORTUNITY............   Based on a 1997 survey conducted on behalf of
                                 and published by the Coin Laundry Association for its members (the "1997 Coin Laundry
                                 Industry Survey"), management estimates that the coin-operated laundromat industry is a $2.0-3.0 billion industry characterized by steady, non-cyclical demand with approximately
                                 25,000 laundromats nationwide. Management believes the vast majority of these laundromats are operated by owners of one or two stores and contain poorly maintained, aging equipment and are often dirty and considered unsafe by their customers. According to the 1997 Coin Laundry
                                 Industry Survey, the average laundromat
                                 generates $151,000 and the median generates approximately $93,700 of annual store revenues.
                                 This compares to an average of approximately
                                 $253,000 and a median of approximately $254,000 of revenue and an average of approximately
                                 $172,000 and a median of approximately $174,000
                                 of revenue for the first nine periods of 1998 generated by the Company's 16 developed stores and 11 acquired stores, respectively, which had been open at least one year as of December 29, 1997.

                                 Management believes that the Company's superior store design, sophisticated site selection methods, disciplined professional management and financial resources will enable the Company to successfully consolidate this highly fragmented industry and deliver a superior product to customers.

Business Strategy.............   Management intends to maintain and build upon
                                 our leading position in the national retail
                                 coin-operated laundromat industry by:

                                 1. consolidating the Company's position in
                                    existing markets and developing a strong presence in new markets which the Company believes have a sufficient population density to allow the Company to achieve its targeted store economics over a short period of time.

                                 2. identifying development and acquisition
                                    candidates in high profile locations within targeted trade areas in each of the Company's markets.

                                 3. developing within trade areas that contain
                                    at least 15,000 households of over two
                                    occupants with median household incomes
                                    between $25,000 and $35,000 and in which at least 50% of such households rent their homes or apartments.

Competitive Strengths.........   Superior Facility and Customer Service.  The
                                 Company provides air conditioned stores that are bright and colorful and have large windows which optimize visibility into the store. Each store is configured with a unique equipment mix that optimizes customer convenience and is designed to maximize profitability. Each store is staffed by at least one trained customer service representative who implements
                                 SpinCycle's operations program which emphasizes cleanliness, customer responsiveness and equipment maintenance.

                                 Industry Leader. By being the first nationally branded operator of superior laundromat facilities, and by effectively promoting and clustering stores in prime locations in its targeted markets, we believe that the Company will achieve a market leading position in each of its markets. As the Company has grown, it has begun to experience benefits in name recognition such as increased leverage with landlords and receiving unsolicited offers from laundromat owners who wish to sell their stores. Furthermore, the Company's size has resulted in reduced costs on equipment and supplies.

                                 Advanced Systems and Controls. SpinCycle's advanced management information systems ("MIS") allow it to monitor, on a store by store basis, daily revenue and the frequency of use of each of its washers and dryers. Based upon this information, SpinCycle has refined the mix of machines in its stores, implemented reduced pricing during off-peak hours and implemented a daily cash reconciliation program to reduce annual shrinkage.

                                 Experienced Management. The Company has assembled a management team with experience in finance, development, operations and nationwide multi-unit rollouts. We believe that our experience in coordinating the rollout and operation of other multi-unit concepts, will be a competitive advantage even though none of management's prior experience involved managing a nationwide chain of coin-operated laundromats.


Recent Mature Store
Performance...................   The Company defines a "Mature Store" as a store
                                 which has been (1) developed by the Company
                                 ("Developed Store") and operated by the Company for at least 13 complete and continuous periods or (2) purchased by the Company ("Acquired
                                 Store") and operated by the Company or the prior owner for at least 13 complete and continuous periods, at least four of which have been since the Company acquired the store. For the nine periods ended September 6, 1998, on average, the 16 Developed Mature Stores which have been mature since December 29, 1997 generated approximately $28,107 of per period revenue, approximately $9,208 of per period
                                 Store EBITDA (defined as EBITDA before
                                 allocation of any selling, general and
                                 administrative expenses; EBITDA is defined as earnings before interest, taxes, depreciation and amortization) and approximately $3,097 of per period gross operating profit after depreciation of approximately $5,987. The average size of these 16 Developed Mature
                                 Stores was 5,680 square feet. There can be no assurance that these results are indicative of future results.



                                 For the nine periods ended September 6, 1998, on average, the 11 Acquired Mature Stores, which have been mature since December 29, 1997, generated approximately $19,837 of per period revenue, $4,058 of per period Store EBITDA and approximately $1,755 of per period gross operating profit after depreciation of approximately $2,065. There can be no assurance that these results are indicative of future results.

                                OFFERING SUMMARY

     The Warrants were originally issued by the Company in the Private Placement, pursuant to which 144,990 Units were issued and sold. Each Unit consists of a Note and a Warrant. The Notes and the Warrants will not trade separately until (i) the commencement of an exchange offer or the effectiveness of a shelf registration statement for the Notes, (ii) July 29, 1998 or (iii) such earlier date as the Initial Purchaser may determine. This Registration Statement applies solely to the Warrants and the Warrant Shares. The registration of the Warrants and the Warrant Shares is intended to satisfy certain obligations of the Company under that certain warrant agreement between the Company and Norwest Bank Minnesota, N.A. (the "Warrant Agent"), dated the Issue Date, as amended from time to time (the "Warrant Agreement"). There will be no proceeds to the Company from the registration or subsequent sale of the Warrants or Warrant Shares.

THE WARRANTS:

Issuer........................   SpinCycle, Inc.

Warrants Offered..............   144,990 Warrants which, when exercised, will
                                 entitle the holders thereof to acquire an aggregate of 26,661 shares of Common Stock.

Exercise Price................   $.01 per share of Common Stock.

Expiration....................   The Warrants are exercisable at any time on or
                                 after April 29, 1999 or 60 days after the consummation of an initial public offering of the Company's Common Stock, and will expire on May 1, 2005.

Anti-Dilution Provisions......   The Warrants have customary anti-dilution
                                 provisions.

Voting Rights.................   Warrant holders have no voting rights.

Warrant Shares................   The Warrants entitle the holders thereof to
                                 acquire shares of Common Stock of the Company.
                                 Shares of Common Stock of the Company or any successor entity and any other securities issuable or deliverable upon exercise of the Warrants are collectively referred to herein as the "Warrant Shares."

                                  RISK FACTORS

     The most significant material risk factors associated with an investment in the Company include (1) its history of significant net operating losses and negative cash flow from operations, (2) its high degree of leverage (approximately $99.0 million of indebtedness compared to approximately $23.3 million in stockholders' equity), (3) the lack of a public market for the Warrants or Common Stock and (4) uncertain ability to achieve planned growth. Prospective investors should carefully consider all of the information set forth in this Prospectus and, in particular, should evaluate the specific risk factors set forth under "Risk Factors," beginning on page 10, for a discussion of certain risks involved with an investment in the Warrants and Warrant Shares.

     For additional information regarding the Warrants and Warrant Shares, see "Description of the Warrants" and "Description of Capital Stock."

              SUMMARY HISTORICAL FINANCIAL AND CERTAIN OTHER DATA

     The following table reflects summary historical consolidated financial and certain other data with respect to the Company for the periods indicated and should be read in conjunction with the Company's Consolidated Financial Statements, including the related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The Company's 1995 fiscal year is for the period from October 10, 1995 (inception) through December 31, 1995. On December 1, 1997, the Company changed its financial reporting to a 13 period fiscal year, comprised of 13 four week periods. The Company's 1997 fiscal year was the period from January 1, 1997 through December 28, 1997. The following summary historical statement of operations data, insofar as it relates to each of the years 1995-1997, has been derived from audited annual consolidated financial statements included elsewhere in this Prospectus.

     The summary financial and other data as of and for the nine months ended September 30, 1997 and for the nine periods ended September 6, 1998 have been derived from the unaudited financial statements of the Company and, in the opinion of the Company, include all adjustments necessary for a fair presentation of such information. These adjustments are of a normal and recurring nature. Operating results for the nine periods ended September 6, 1998 are not necessarily indicative of the results that may be expected for the entire year. For a discussion of factors affecting the comparability of this data, see "Selected Financial and Other Data."

                                                  FISCAL YEAR ENDED                 NINE MONTHS    NINE PERIODS
                                      ------------------------------------------       ENDED          ENDED
                                      DECEMBER 31,   DECEMBER 31,   DECEMBER 28,   SEPTEMBER 30,   SEPTEMBER 6,
                                          1995           1996           1997           1997            1998
                                      ------------   ------------   ------------   -------------   ------------
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues............................   $       --      $  1,015       $  8,653        $  4,740       $ 18,400
                                       ----------      --------       --------        --------       --------
Operating income (loss).............           (5)       (3,873)       (13,337)         (7,665)        (8,506)
                                       ----------      --------       --------        --------       --------
Net income (loss) before
  extraordinary loss................           (5)       (3,894)       (13,796)         (7,861)       (13,736)
                                       ----------      --------       --------        --------       --------
Extraordinary loss from early
  extinguishment of debt............           --            --             --              --           (334)(1)
Net income (loss)...................           (5)       (3,894)       (13,796)         (7,861)       (14,070)
                                       ----------      --------       --------        --------       --------
Repricing of Series C preferred
  stock(2)..........................           --            --             --              --         (1,459)
Accretion of mandatorily redeemable
  preferred stock...................           --            --         (1,941)         (1,381)          (756)
                                       ----------      --------       --------        --------       --------
Net income (loss) applicable to
  holders of common stock...........   $       (5)     $ (3,894)      $(15,737)       $ (9,242)      $(16,285)
                                       ==========      ========       ========        ========       ========
PRO FORMA DATA(3):
Interest expense, net...............                                                                   (9,210)(4)
Net income (loss) before
  extraordinary loss................                                                                  (17,137)
Deficiency of earnings to fixed
  charges...........................                                                                  (17,241)(5)
SELECTED OPERATING DATA:
Cash flows provided by (used in)
  operating activities..............          (33)        2,380         (8,973)        (11,144)       (10,206)
Cash flows provided by (used in)
  investing activities..............          (18)       (8,504)       (22,862)        (11,758)       (30,435)
Cash flows provided by (used in)
  financing activities..............           56         6,479         39,724          30,914         59,469
EBITDA(6)(7)........................           (5)       (3,305)       (10,516)         (6,261)        (4,211)
Store EBITDA(8).....................           --          (651)           213            (183)         2,922
Depreciation and amortization.......           --           568          2,341           1,404          4,295
Capital expenditures(9).............           18        13,391         53,892          16,380         34,348
Stores open at end of period........           --            14             71              37            134
Net loss per common share...........   $(1,362.75)     $(117.42)      $(412.76)       $(243.18)      $(560.45)
                                       ==========      ========       ========        ========       ========
Weighted average number of common
  shares outstanding................            4        33,162         38,127          38,009         29,056
                                       ==========      ========       ========        ========       ========

                                                  AS OF           AS OF           AS OF           AS OF
                                               DECEMBER 31,    DECEMBER 31,    DECEMBER 28,    SEPTEMBER 6,
                                                   1995            1996            1997            1998
                                               ------------    ------------    ------------    ------------
                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Property and equipment.......................      $18           $12,841         $ 53,969       $  76,537
Total assets.................................       55            13,809           75,496         129,708
Total debt...................................       --             4,592           35,926          98,941
Total liabilities............................       60            10,890           46,330         106,448
Mandatorily redeemable preferred stock.......       --             6,810           48,793              --(10)
Convertible preferred stock..................       --                --               --          50,846(10)
Shareholders' equity (deficit)...............       (5)           (3,891)         (19,627)         23,260

---------------

 (1) The Company's net loss for the nine periods ended September 6, 1998, includes the extraordinary loss associated with the writeoff of approximately $334 of unamortized deferred financing costs related to the Senior Credit Facility and the LaSalle Facility.

 (2) The Company has recognized the fair value of the 7,295 shares of Common Stock issued pursuant to the repricing of the Series C Convertible Preferred Stock. Accordingly, this amount has been deducted from the Company's net loss in determining the net loss available to common stockholders for purposes of calculating basic and diluted earnings per share. See also Note 7 to the Unaudited Consolidated Financial Statements included elsewhere in this Prospectus.

 (3) The pro forma data for the nine periods ended September 6, 1998 gives effect to the issuance of the Old Notes and the application of the net proceeds therefrom as if such transactions had occurred on December 29, 1997. It does not, however, include the extraordinary loss described in
     Note 1, above.

 (4) On a pro forma basis, interest expense, net includes amortization of deferred financing costs (which includes underwriting discount and related fees and expenses) as well as amortization of the original issue discount on the Notes. It does not include historical interest expense on the Senior Credit Facility and the LaSalle Facility.

 (5) For purposes of computing the deficiency of earnings to fixed charges, fixed charges consists of interest expense on total debt and that portion of rental expense that the Company believes to be representative of interest (one-third of total rental expense). Earnings is defined as the Company's net loss before fixed charges and extraordinary loss. On a pro forma basis during the nine periods ended September 6, 1998, earnings were insufficient to cover fixed charges by approximately $17,200.

 (6) EBITDA is defined as earnings before interest expense, taxes, depreciation and amortization. EBITDA is presented because management believes it is a widely accepted financial indicator of an entity's ability to incur and service debt. While EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles (GAAP) and should not be considered as an indicator of operating performance or an alternative to cash flow (as measured by generally accepted accounting principles) as a measure of liquidity, it is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditures and working capital requirements.

 (7) EBITDA for the fiscal year ended December 28, 1997, excludes the loss on disposal of property and equipment of $480.

 (8) Store EBITDA is EBITDA before allocation of any selling, general and administrative expenses ("Store EBITDA"). While Store EBITDA is not intended to represent operating income or loss as defined by GAAP (as GAAP operating income or loss includes such allocation of selling, general and administrative expenses and should not be considered as an indicator of operating performance as measured by GAAP), it is included herein to provide additional information with respect to store-level cash operating margins.

 (9) Capital expenditures includes the purchase of laundromat equipment pursuant to an existing supply agreement and financed with borrowings in connection with the Senior Credit Facility of approximately $31,358 and $4,887 in fiscal 1997 and 1996, respectively, and approximately $1,998 and $4,622 for the three fiscal quarters ended September 6, 1998 and September 30, 1997, respectively. The capital expenditures for 1997 include approximately $11,485 of laundromat equipment for use in stores to be opened in 1998 and approximately $4,120 for land acquired and held for sale-leaseback transactions. Capital expenditures also includes the cash outlay to acquire new businesses (net of cash acquired). Such outlays totaled approximately $12,100 and $14,875 for the year ended December 28, 1997 and for the year-to-date period ended September 6, 1998, respectively.

(10) Concurrently with the closing of the Private Placement, the put rights previously associated with the preferred stock were terminated and therefore, the preferred stock is no longer mandatorily redeemable.

                                  RISK FACTORS

     Prospective purchasers of the Warrants and Warrant Shares should carefully consider the specific risk factors set forth below, as well as the other information appearing in this Prospectus, before making an investment in the Warrants and Warrant Shares.

UNCERTAIN ABILITY TO ACHIEVE AND MANAGE PLANNED GROWTH

     The Company's future success and continued growth will depend on its ability to open and operate its stores profitably. The Company plans to have approximately 176 stores open by December 27, 1998. As of October 27, 1998, the Company had 150 stores opened, of which 86 stores were developed and 64 were acquired, and intends to open another approximately 26 stores, approximately 20 of which it expects to develop and six of which it expects to acquire. The Company's expansion is dependent upon a number of factors, including its ability to hire, train, retain and assimilate competent management and store-level employees, the adequacy of the Company's financial resources, the Company's ability to identify new markets in which it can successfully compete, the ability to locate suitable sites and negotiate acceptable lease terms and to adopt purchasing and MIS and other systems to accommodate expanded operations. The Company may enter new markets in which it has no prior experience. The Company's expansion is also dependent on timely fulfillment by landlords and others of their contractual obligations to the Company, the maintenance of construction schedules and the speed with which local zoning and construction permits can be obtained. No assurance can be given that the Company will be able to achieve its planned expansion or that such expansion will be profitable. The Company's planned expansion will place increasing pressure on the Company's management and resources. A failure to successfully manage its planned expansion would adversely affect the Company's business. No assurance can be given that the Company's new stores will achieve sales and profitability comparable to the Company's existing stores or to its strategic plan. If the Company achieves its plans for growth over the next five years, no Company executive will have had significant experience operating a company as large, in terms of stores or annual sales, as the Company.

     The Company's growth strategy includes acquiring existing laundromats consistent with the Company's strategic plan. No assurance can be given that the Company will successfully identify suitable acquisition candidates, complete acquisitions, integrate acquired operations into its existing operations or expand to new markets through acquisitions. No assurance can be given that future acquisitions will not have a material adverse effect upon the Company's operating results while the operations of the Acquired Stores are being integrated into the Company's operations. Notwithstanding its own due diligence investigation, management will have limited knowledge about the specific operating history, trends and customer buying patterns of laundromats acquired. Furthermore, the cost of acquiring or developing stores may increase from the levels the Company has experienced and may make additional acquisitions or developments difficult or impractical. Consequently, no assurance can be given that the Company will be able to make future acquisitions at favorable prices, that Acquired Stores will perform as well as they have performed historically or as budgeted to perform or that the Company will have sufficient information to analyze accurately the markets in which it elects to make acquisitions. The price paid and financing for the laundromats acquired or developed by the Company could have a material adverse effect on the Company's financial condition and results of operations. Although the Company will endeavor to integrate and assimilate the operations of any Acquired Stores in an effective and timely manner, no assurance can be given that the Company will be successful in such integration attempts. Further, no assurance can be given that the Company will successfully integrate its future acquired businesses into the Company's purchasing, marketing and MIS.

NEW CONCEPT AND LACK OF EXPERIENCE IN THE LAUNDRY INDUSTRY

     A national concept has not, to the knowledge of the Company, been attempted in the retail coin-operated laundromat industry. There can be no assurance that a national branding strategy can be successfully applied to the coin-operated laundromat industry. In addition, prior to joining the Company, none of the executive officers or directors of the Company had experience in laundromat operations or management.

HISTORICAL AND ANTICIPATED LOSSES AND NEGATIVE CASH FLOW

     The Company has never been profitable and has incurred significant net operating losses and negative cash flow from operations to date in connection with developing, owning and operating laundromats. For the year ended December 28, 1997, the Company had a net loss of approximately $13.8 million. For the nine periods ended September 6, 1998, the Company had a net loss applicable to holders of Common Stock of approximately $16.3 million. At September 6, 1998, the Company had a recorded accumulated deficit of $34.7 million. See "Selected Financial and Other Data." Losses and negative cash flow from operations will continue until the Company has established a sufficient revenue-generating base of laundromats, if ever. There can be no assurance that an adequate revenue base will be established or that the Company will generate positive cash flow from operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

SUBSTANTIAL LEVERAGE; POTENTIAL INABILITY TO SERVICE DEBT

     The Company is highly leveraged with indebtedness that is substantial in relation to its stockholders' equity. After giving effect to the Private Placement, as of September 6, 1998, the Company had total outstanding indebtedness of approximately $99.0 million, all of which relates to the Notes, and the Company had total stockholders' equity of $23.3 million. For the nine periods ended September 6, 1998, the Company's earnings would have been insufficient to cover fixed charges by approximately $17.2 million.

     The Company's high degree of leverage could have important consequences to holders of the Warrants and the Warrant Shares, including that (i) a substantial portion of the Company's cash flow from operations, if any, after May 1, 2001, will be required to be dedicated to the Company's interest expense obligations and will not be available to the Company for its operations, working capital, capital expenditures or other purposes, (ii) the Company's ability to obtain financing in the future may be limited, (iii) the Company's flexibility to adjust to changing market conditions and ability to withstand competitive pressures as compared to less highly-leveraged competitors could be limited (including by reason of the covenants contained in the Indenture and the Heller Facility) and (iv) the Company may be more vulnerable to downturns in general economic conditions or in its business or be unable to undertake capital expenditures that are important for its growth strategy, any of which could have a material adverse effect on the Company and so the value of the Warrants and Warrant Shares.

     Since inception, the Company has not generated positive cash flow from operations. As a result, the Company has been required to pay its fixed charges (including interest on existing indebtedness) and operating expenses with the proceeds from sales of its equity securities, loans from stockholders and other credit arrangements. As of November 1, 2001, the Company will be required to satisfy substantially higher periodic cash debt service obligations because as of that date cash interest on the Notes will be payable semi-annually at the rate of 12 3/4% per annum (approximately $18.5 million per year). The principal amount at maturity of the Notes of approximately $145.0 million will become due on May 1, 2005. In addition, to the extent the Company draws on the Heller Facility, it may have substantial additional secured indebtedness outstanding in 1999.

     The Company's ability to make scheduled payments or to refinance its obligations with respect to the Notes (including its obligation to purchase the Notes at 101% of the Accreted Value plus accrued and unpaid interest, if any, at the time of a Change of Control (each as defined in the Indenture)), the Heller Facility (when incurred) and its other indebtedness will ultimately depend on its financial and operating performance, which in turn is subject to prevailing economic and competitive conditions and to certain financial, business and other factors that may be beyond its control, including operating difficulties, increased operating costs, prices it can charge its customers, the response of competitors and delays in implementing its strategy. The Company's ability to meet its debt service and other obligations will depend largely on the extent to which the Company can successfully implement its business strategy and manage its operations. There can be no assurance that the Company will be able to implement fully its strategy or that the anticipated results of its strategy will be realized. There can be no assurance that the Company will be able to generate sufficient cash flow or otherwise obtain funds in the future to cover interest and principal payments associated with the Notes and any other debt of the Company and its subsidiaries. See "Business -- Business Strategy."

     In the event the Company is unable to meet its obligations with respect to its existing indebtedness, it may be required to reduce or delay capital expenditures, refinance or restructure all or a portion of its indebtedness, sell material assets or operations or seek to raise additional debt or equity capital. There can be no assurance that the Company will be able to effect any such refinancing or restructuring or sell assets or obtain any such additional capital on satisfactory terms or at all, or that the Company's cash flow and capital resources will be sufficient for payment of interest on and principal of its indebtedness in the future. The failure to achieve any of the foregoing could have a material adverse effect on the Company and so the value of the Warrants and Warrant Shares. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of the Notes -- Certain Covenants."

RISKS ASSOCIATED WITH THE WARRANTS

     The Warrants are exercisable at any time on or after the earlier of (x) April 29, 1999 or (y) 60 days after the consummation of an initial public offering of the Company's Common Stock until May 1, 2005. Although the Company will be required pursuant to the Warrant Agreement to cause the Warrants and the Common Stock underlying the Warrants to be registered with the SEC pursuant to an effective shelf registration statement, the SEC has broad discretion to determine whether any registration statement will be declared effective. Upon consummation of the Offering, the Company will have a total of 27,763 shares of Common Stock, 76,974 shares of Series A Convertible Preferred Stock, 125,498 shares of Series B Convertible Preferred Stock, 72,930 shares of Series C Convertible Preferred Stock outstanding and Warrants to purchase 26,661 shares of Common Stock. These shares are "restricted shares" as that term is defined in Rule 144 as promulgated under the Securities Act ("Restricted Shares"). In addition, as of September 6, 1998, the Company had outstanding option grants exercisable for 38,025 shares of Common Stock. The holders of the preferred shares have both demand and "piggyback" registration rights. See "Description of Capital Stock -- Registration Rights." Sales of Restricted Shares in the public market, or the availability of such shares for sale, could adversely affect the value of the Warrants and any Common Stock issued in exchange therefor. Failure to have any such registration statement declared effective may have a material adverse effect on the value of the Warrants and the liquidity and value of the underlying Common Stock. Furthermore, because any intrinsic or market value of the Warrants will be contingent on the value of the underlying Common Stock, an investment in the Warrants is highly speculative, and there can be no assurance as to when or if the Warrants will have any value. See "Description of the Warrants."

ABSENCE OF DIVIDENDS

     The Company has never paid any dividends on any of its capital stock, including its Common Stock, and it does not have any plans to pay any dividends on any of its capital stock, including its Common Stock, in the foreseeable future. The Company currently intends to retain all earnings for reinvestment in its business and repayment of indebtedness. The Heller Facility and the Indenture restrict the payment of dividends by the Company. Such restrictions could materially and adversely affect the Company's ability to pay dividends on, and the value of, the Warrant Shares and so the value of the Warrants.

LACK OF PUBLIC MARKET FOR THE WARRANTS AND WARRANT SHARES

     The Warrants and Warrant Shares are each new issues of securities for which there is currently no trading market. There can be no assurance regarding the future development of a market for the Warrants or Warrant Shares, or the ability of the holders of the Warrants or Warrant Shares to sell such securities, or the price at which such holders may be able to sell such securities. If such a market were to develop, the Warrants and Warrant Shares could trade at prices that may be higher or lower than the price paid by selling holders of Warrants or Warrant Shares depending on many factors, including prevailing interest rates, the Company's operating results and the market for similar securities. The Initial Purchaser has advised the Company that it currently intends to make a market in the Warrants and Warrant Shares. However, the Initial Purchaser is not obligated to do so and any market making with respect to such securities may be discontinued at any time without notice. Therefore, there can be no assurance as to the liquidity of any trading market for the Warrants and Warrant Shares or that an active trading market for such securities will develop. The Company does not intend to apply for listing of the Warrants and Warrant Shares on any securities exchange or stock market. The Warrants and the Warrant Shares are currently eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") market. Following the Registration Statement being declared effective by the Commission, the Warrants and the Warrant Shares will not be eligible for PORTAL trading.

COMPETITIVE INDUSTRY

     SpinCycle faces considerable competition from many local and regional operators in all of its markets. These operators typically own one or two stores and operate their facilities with a lower cost structure than SpinCycle, typically employing fewer people and offering less service. These operators often own the real estate where they are located and have the ability to lower prices significantly in order to compete. In addition to the local and regional operators, at least one laundromat chain has recently been formed with the intention of becoming a national branded chain and the Company anticipates more competition from this and future national laundromat chains. In addition, the Company competes with route service operators, who provide coin-operated laundry facilities in multi-unit apartment complexes. There are two publicly traded companies currently consolidating the route business, Coinmach Corporation and Mac-Gray Corporation. Both of these entities have substantially greater resources than the Company and could enter the retail laundromat business on a national scale at any time. There can be no assurance that the Company will be able to compete effectively with current or future competitors or that, when faced with such competitive pressures, the Company will be able to generate sufficient cash flow or otherwise obtain funds in the future to cover interest and principal payments associated with the Notes and any other debt of the Company and its subsidiaries. See "Business -- Competition."

DEPENDENCE ON KEY PERSONNEL

     The Company's future success depends to a significant extent on the continued contributions of key members of management. The loss of the services of any of these employees could have a material adverse effect on the Company. The Company's future growth and profitability also depends on its ability to attract, motivate and retain other management personnel. No assurance can be given that the Company will be successful in attracting, motivating and retaining such personnel. The Company has no employment agreements with its officers or key personnel other than with Messrs. Ax and Lombardi. See "Management."

SUBSTANTIAL RESTRICTIONS AND COVENANTS OF DEBT FACILITIES

     The Indenture and the Heller Facility loan documents contain numerous financial and operating covenants, including, but not limited to, restrictions on the Company's ability to incur indebtedness, pay dividends, create liens, sell assets, engage in certain mergers and acquisitions, make investments and enter into new lines of business. Such covenants could materially limit or exclude potentially profitable activities in which the Company might otherwise engage. The ability of the Company to comply with the covenants and other terms of the Indenture and the Heller Facility, to make cash payments with respect to the Notes and to satisfy its other debt obligations will depend on the future performance of the Company. In addition, in the event of a Change of Control, the Company will be required, subject to certain conditions, to offer to purchase all outstanding Notes at a price equal to 101% of the Accreted Value of the Notes at such time plus accrued interest, if any. There can be no assurance that the Company would be able to raise sufficient funds to meet this obligation. Furthermore, this restriction may inhibit the Company's ability to enter into or likelihood of entering into a transaction resulting in a Change of Control. In the event the Company fails to comply with the various covenants contained in the Indenture or the Heller Facility, it would be in default thereunder and the maturity of substantially all of its long-term debt (including the Notes) could be accelerated. See "Description of the Notes -- Events of Default."

     The Heller Facility also restricts the Company's ability to incur additional debt, pay dividends, create liens, enter into transactions with its affiliates or Change of Control transactions, engage in certain mergers and acquisitions, enter into new lines of business or make payments under the Indenture that are neither regularly scheduled nor a prepayment of 35% of the principal, interest and fees on the Notes following an underwritten public offering of the Company's common stock. Such covenants could materially limit or exclude potentially profitable activities in which the Company might otherwise engage. Furthermore, such restrictions limit the ability of the Company to meet its obligations to purchase the Notes at any time other than their regularly scheduled maturity. See "Description of the Heller Facility."

EFFECT OF ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW AND CERTAIN CHARTER
PROVISIONS

     The Company is subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware. In general, this statute prohibits a publicly-held Delaware corporation from engaging in certain transactions with "interested stockholders." Section 203 and certain provisions of the Company's charter regarding the election of certain members of the Board of Directors by the holders of various classes of preferred stock and the supermajority voting rights accorded to the Series A stockholders could operate to delay or prevent a change in control of the Company and to discourage potential acquisition proposals. See "Description of Capital Stock -- Delaware Law and Certain Charter Provisions."

SEASONALITY

     The coin-operated laundromat industry may be subject to seasonal fluctuations in quarterly results of operations. As a result, the Company's results of operations during periods including the warmer spring and summer months may be significantly lower than its operating results during the balance of the year. Management believes this decrease may result from the fact that customers are wearing lighter weight clothing during those periods and changing less often due to school being out of session. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality."

DEPENDENCE ON EQUIPMENT SUPPLIER

     To date, the Company has acquired substantially all of its equipment from Alliance Laundry Systems LLC ("Alliance") the successor in interest to Raytheon Commercial Laundry LLC ("Raytheon") pursuant to a supply agreement between Alliance and the Company originally entered into in connection with the Company's former equipment and acquisition facility with Raytheon (the "Senior Credit Facility"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." While the Company repaid the Senior Credit Facility with some of the proceeds of the Private Placement, the Company will continue to be obligated to purchase substantially all of its washers, dryers and replacement parts for its Developed Stores from Alliance until August 31, 2001 and thus will be substantially dependent on Alliance until such time to provide it with commercial laundry equipment to successfully complete its planned rollout. Any disruptions in the supply of commercial laundry equipment and parts to the Company would have a material adverse effect on the Company's business, financial condition and results of operations.

ACTUAL RESULTS MAY VARY FROM FINANCIAL PROJECTIONS

     Financial and other projections included in this Prospectus are based upon certain assumptions, not all of which are stated herein, and any or all of which may not materialize. In particular, there can be no assurance that statements regarding the future results of the Company's current stores and the stores the Company expects to develop or acquire and the Store EBITDA the Company has projected, including the assumption that any or all such stores will generate Mature Store revenues, will prove to have been correct or that the actual results will not differ materially from what such statements contemplate. Unanticipated events, over some or all of which the Company may not have any control, are likely to occur as the Company develops its business. Such events may well affect the Company at the dates and during the periods covered by the projections, with the result that the actual financial condition, financial results and cash flow of the Company may vary from the projections. Such variations may be material. Consequently, prospective investors in the Company are cautioned not to base their investment decisions on the projections. No independent accountants have examined or compiled the projections and are not associated with the projections in any manner whatsoever.

NEED FOR ADDITIONAL FINANCING

     The Company used a portion of the net proceeds of the Private Placement to pay down existing indebtedness, and is using the balance to fund its expansion plan, operating expenses and such capital expenditures not funded by other sources, and for general corporate purposes, including working capital. In addition to the net proceeds of the Private Placement, the Company has obtained a $40.0 million secured credit facility with Heller Financial, Inc. ("Heller"). The amounts available to the Company under the Heller Facility are determined on the basis of various asset and revenue based tests. As of September 6, 1998, management estimated that the Company had approximately $14.3 million available to it under the Heller Facility. Until March 22, 1999, the maximum amount available under the Heller Facility is $32.5 million which limitation shall be lifted on or after that date if certain conditions are met. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources" and "Description of the Heller Facility." Management expects to fund the Company's expansion in 1998 to 176 stores with the proceeds of the Private Placement. The addition of the ten committed stores in 1999 will require cash provided by operating activities or borrowings under the Heller Facility. Further expansion would require additional borrowings under the Heller Facility and/or additional capital to finance its expansion and, accordingly, the Company will be required to raise additional funds through public and private financings, including equity financing, or through other collaborative arrangements. There can be no assurances that additional financing will be available on favorable terms, or at all. Any collaborative arrangements may require the Company to operate subject to additional restrictions. If funding is not available when needed, or on acceptable terms, the Company may be forced to curtail its development and acquisition activities. In such event, investors may lose their entire investment.

POTENTIAL LOSS OF NOLs

     For U.S. federal income tax purposes, the Company had net operating loss carryforwards ("NOLs") of approximately $17.6 million as of December 28, 1997 and approximately $31.0 million as of September 6, 1998. These NOLs, if not utilized to offset taxable income in future periods, will begin to expire in 2011. Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations promulgated thereunder, impose limitations on the ability of corporations to use NOLs, if the corporation experiences a more than 50% change in ownership during any three-year period. It is likely that the Company has experienced one or more ownership changes in 1996 and 1997 as a result of the Company raising various rounds of private equity or that such an ownership change may have occurred or be deemed to have occurred due to events beyond the control of the Company (such as transfers of Common Stock by certain stockholders or the exercise or treatment of warrants, conversion rights or stock options issued by the Company). There can also be no assurance that the Company will not take additional actions, such as the issuance of additional stock, that would cause an ownership change to occur. In addition, the NOLs are subject to examination by the Internal Revenue Service (the "IRS"), and are thus subject to adjustment or disallowance resulting from any such IRS examination. Accordingly, prospective purchasers of the Warrants and Warrant Shares should not assume the unrestricted availability of the Company's currently existing or future NOLs, if any, in making their investment decisions. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Results of Operations -- Potential Loss of NOLs."

SECURITY OF STORES

     Because individual stores operate in large urban centers and involve public access and cash on the premises, there is a material risk of robbery and other crimes. Although the Company has attempted to address this by investing in systems and procedures to enhance security for its employees and customers, there can be no assurance that the Company will not experience security problems in its stores.

NEED TO OBTAIN PERMITS AND CONSENTS

     The Company is required to obtain permits, approvals and licenses from appropriate governmental authorities in order to open additional stores. The Company is required to obtain the landlord's approval of construction plans in order to construct the leasehold improvements for each facility. Although the Company has significant expertise in building out multi-unit enterprises, obtaining these permits and approvals can be subject to delays which could ultimately affect the new store rollout schedule. The Company also must obtain landlords' consents in order to maximize access to funds under the Heller Facility.

ENVIRONMENTAL LIABILITY

     The federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), and similar state laws, impose strict, joint and several liability on current and former owners and operators of facilities from which releases of hazardous substances have occurred and on generators and transporters of the hazardous substances that come to be located at such facilities. Responsible parties may be liable for substantial waste site investigation and clean-up costs and natural resource damages, regardless of whether they exercised due care and complied with applicable laws and regulations. If the Company was found to be a responsible party for a particular site, it could be required to pay the entire cost of waste site investigation and clean-up costs. There can be no assurance that the Company will not face claims under CERCLA or similar state laws, or under other laws, resulting in a substantial liability for which the Company is unable to obtain contribution from other responsible parties and for which the Company is uninsured or only partially insured. The Company's pollution liability insurance excludes liabilities under CERCLA. The Company may experience difficulty in obtaining adequate insurance coverage on acceptable terms. A successful claim against the Company for which it is uninsured or only partially insured, and for which it is unable to obtain contribution from other responsible parties, could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON MANAGEMENT INFORMATION SYSTEMS; YEAR 2000 COMPLIANCE

     The Company depends on its MIS to monitor daily revenue and machine utilization in each of its stores, exercise centralized cash and management control and compile and analyze critical marketing and operations data. Any disruption in the operation of the Company's MIS, the loss of employees knowledgeable about such systems or the Company's failure to continue to effectively modify such systems as its business expands would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Competitive Strengths."

     Certain of the Company's MIS use two digit data fields which recognize dates using the assumption that the first two digits are "19" (i.e., the number 97 is recognized as the year 1997). Therefore, the Company's date critical functions relating to the year 2000 and beyond may be adversely affected unless changes are made to these computer systems. The Company does not expect that costs resulting from upgrades to its MIS or from the Company's failure to continue to effectively modify such systems as its business expands would have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company does not believe that it has a material exposure to Year 2000 issues. Initial testing of the Company's MIS for Year 2000 compliance was completed in March 1998. The Company also requested that suppliers of its essential MIS certify to the Company that such MIS are Year 2000 compliant. Based on the Company's initial tests and certifications received from MIS suppliers, the Company believes that its critical software systems are currently Year 2000 compliant and that its store hardware systems will be compliant by the end of the first quarter of 1999. The Company does not expect that costs associated with Year 2000 compliance will have a material adverse effect on the Company. However, no assurance can be given that these issues can be resolved in a cost-effective or timely manner or that the Company will not incur significantly greater expense in resolving these issues. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Dependence on Management Information Systems; Year 2000
Compliance."

                                USE OF PROCEEDS

     The net proceeds to SpinCycle from the Private Placement were approximately $96.8 million, after deducting underwriting discounts, fees and expenses. A portion of the net proceeds were used to repay all amounts outstanding under the Company's Senior Credit Facility and the Company's credit facility with LaSalle National Bank (the "LaSalle Facility"). At the time of retiring the Senior Credit Facility, the Company had outstanding borrowings of approximately $42.7 million at a weighted average interest rate of 10.375%. The borrowings were incurred primarily for the opening and equipping of new stores, acquiring existing stores and for other general corporate purposes. At the time of retiring the Senior Credit Facility, the Company had outstanding borrowings under the LaSalle Facility of approximately $3.3 million at a weighted average interest rate of 9.5%. Additional secured indebtedness of approximately $900,000 was retired.

     No proceeds will be received by the Company from the registration or sale of the Warrants or the Warrant Shares pursuant to the Registration Statement. Management believes the remaining net proceeds from the Private Placement will be sufficient to fund the 1998 expansion plan. The proceeds of the Heller Facility together with funds from operations are expected to fund additional expansion. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Risk
Factors -- Need for Additional Financing."

                                 CAPITALIZATION

     The following table sets forth at September 6, 1998, the actual capitalization of the Company.

                                                              SEPTEMBER 6, 1998
                                                              -----------------
                                                               (IN THOUSANDS)
  Cash and cash equivalents.................................      $ 27,077
                                                                  ========
  Notes(1)..................................................        98,919
  Miscellaneous Debt........................................            22
                                                                  --------
          Total long-term debt..............................        98,941
                                                                  --------
  Stockholders' equity:
     Convertible preferred stock(2).........................        50,846
     Common stock...........................................            --
     Additional paid-in-capital.............................         1,442
     Common stock warrants(3)...............................         5,625
     Accumulated deficit(4).................................       (34,653)
                                                                  --------
       Total stockholders' equity...........................        23,260
                                                                  --------
          Total capitalization..............................      $122,201
                                                                  ========

---------------
(1) Reflects the accreted value ascribed to the Notes net of the value ascribed to the Warrants.

(2) Concurrently with the closing of the Private Placement, the put rights previously associated with the preferred stock were terminated and therefore, the preferred stock is no longer mandatorily redeemable.

(3) Reflects the gross proceeds ascribed to the Warrants from the sale of the Units.

(4) Reflects the extraordinary loss associated with the write-off of approximately $334 of unamortized deferred financing costs related to the Senior Credit Facility and the LaSalle Facility.

                       SELECTED FINANCIAL AND OTHER DATA

     The selected financial data presented below under the captions "Statement of Operations Data" and "Balance Sheet Data" have been derived from the historical consolidated financial statements of the Company. The Company's 1995 fiscal year is for the period from October 10, 1995 (inception) through December 31, 1995. On December 1, 1997, the Company changed its financial reporting to a 13 period fiscal year, comprised of 13 four week periods. The Company's 1997 fiscal year was the period January 1, 1997 through December 28, 1997. The "Pro Forma Data" presented below give effect to the Private Placement and the application of the net proceeds therefrom and certain pro forma adjustments as described in the accompanying footnotes. Such data do not purport to represent what the Company's results of operations or financial position would have been had the Private Placement been consummated on the date specified or to project the Company's results of operations or financial position for any future period or date. The summary financial and other data as of and for the nine months ended September 30, 1997 and for the nine periods ended September 6, 1998 have been derived from the unaudited financial statements of the Company and, in the opinion of the Company, include all adjustments necessary for a fair presentation of such information. These adjustments are of a normal and recurring nature. Furthermore, operating results for the nine periods ended September 6, 1998 are not necessarily indicative of the results that may be expected for the entire year or for any future period. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.

                                               FISCAL YEAR ENDED                 NINE MONTHS    NINE PERIODS
                                   ------------------------------------------       ENDED          ENDED
                                   DECEMBER 31,   DECEMBER 31,   DECEMBER 28,   SEPTEMBER 30,   SEPTEMBER 6,
                                       1995           1996           1997           1997            1998
                                   ------------   ------------   ------------   -------------   ------------
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues.........................   $       --      $ 1,015        $  8,653        $ 4,740        $ 18,400
Store operating expenses,
  excluding depreciation and
  amortization...................           --        1,193           7,983          4,676          15,111
                                    ----------      -------        --------        -------        --------
Gross operating profit (loss)....           --         (178)            670             64           3,289
Preopening costs.................           --          473             457            247             364
Depreciation and amortization....           --          568           2,341          1,404           4,295
Selling, general and
  administrative expenses........            5        2,654          10,729          6,078           7,133
Loss on disposal of property and
  equipment......................           --           --             480             --               3
                                    ----------      -------        --------        -------        --------
Operating income (loss)..........           (5)      (3,873)        (13,337)        (7,665)         (8,506)
Interest income..................           --           29             433            366             975
Interest expense, net............           --          (50)           (892)          (562)         (6,205)
                                    ----------      -------        --------        -------        --------
Net income (loss) before
  extraordinary loss.............           (5)      (3,894)        (13,796)        (7,861)        (13,736)
                                    ----------      -------        --------        -------        --------
Extraordinary loss from early
  extinguishment of debt.........           --           --              --             --            (334)(1)
                                    ----------      -------        --------        -------        --------
Net income (loss)................           (5)      (3,894)        (13,796)        (7,861)        (14,070)
Repricing of Series C preferred
  stock..........................           --           --              --             --          (1,459)(2)
Accretion of mandatorily
  redeemable preferred stock.....           --           --          (1,941)        (1,381)           (756)
                                    ----------      -------        --------        -------        --------
Net income (loss) applicable to
  holders of common stock........   $       (5)     $(3,894)       $(15,737)       $(9,242)       $(16,285)
                                    ==========      =======        ========        =======        ========
PRO FORMA DATA:(3)
Interest expense, net............                                                                   (9,210)(4)
Net income (loss) before
  extraordinary loss.............                                                                  (17,137)
Deficiency of earnings to fixed
  charges........................                                                                  (17,241)(5)

                                               FISCAL YEAR ENDED                 NINE MONTHS    NINE PERIODS
                                   ------------------------------------------       ENDED          ENDED
                                   DECEMBER 31,   DECEMBER 31,   DECEMBER 28,   SEPTEMBER 30,   SEPTEMBER 6,
                                       1995           1996           1997           1997            1998
                                   ------------   ------------   ------------   -------------   ------------
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SELECTED OPERATING DATA:
Cash flows provided by (used in)
  operating activities...........          (33)       2,380          (8,973)       (11,144)        (10,206)
Cash flows provided by (used in)
  investing activities...........          (18)      (8,504)        (22,862)       (11,758)        (30,435)
Cash flows provided by (used in)
  financing activities...........           56        6,479          39,724         30,914          59,469
EBITDA(6)(7).....................           (5)      (3,305)        (10,516)        (6,261)         (4,211)
Store EBITDA(8)..................           --         (651)            213           (183)          2,922
Capital expenditures(9)..........           18       13,391          53,892         16,380          40,495
Deficiency of earnings to fixed
  charges(5).....................           --       (3,894)        (14,124)        (4,245)        (14,173)
Stores open at end of period.....           --           14              71             37             134
Net loss per common share........   $(1,362.75)     $(117.42)      $(412.76)       $(243.18)      $(560.45)
                                    ==========      =======        ========        =======        ========
Weighted average number of common
  shares outstanding.............            4       33,162          38,127         38,009          29,056
                                    ==========      =======        ========        =======        ========

                                      AS OF          AS OF          AS OF          AS OF
                                   DECEMBER 31,   DECEMBER 31,   DECEMBER 28,   SEPTEMBER 6,
                                       1995           1996           1997           1998
                                   ------------   ------------   ------------   ------------
                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
Property and equipment...........      $18          $12,841        $ 53,969       $ 76,537
Total assets.....................       55           13,809          75,496        129,708
Total debt.......................       --            4,592          35,926         98,941
Total liabilities................       60           10,890          46,330        106,448
Mandatorily redeemable preferred
  stock..........................       --            6,810          48,793             --(10)
Convertible preferred stock......       --               --              --         50,846(10)
Shareholders' equity (deficit)...       (5)          (3,891)        (19,627)        23,260

---------------
 (1) The Company's net loss for the nine periods ended September 6, 1998, includes the extraordinary loss associated with the writeoff of approximately $334 of unamortized deferred financing costs related to the Senior Credit Facility and the LaSalle Facility.

 (2) The Company has recognized the fair value of the 7,295 shares of Common Stock issued pursuant to the repricing of the Series C Convertible Preferred Stock. Accordingly, this amount has been deducted from the Company's net loss in determining the net loss available to common stockholders for purposes of calculating basic and diluted earnings per share. See also Note 7 to the Unaudited Consolidated Financial Statements included elsewhere in this Prospectus.

 (3) The pro forma data for the nine periods ended September 6, 1998 gives effect to the issuance of the Old Notes and the application of the net proceeds therefrom as if such transactions had occurred on December 29, 1997. It does not, however, include the extraordinary loss described in
     Note 1, above.

 (4) On a pro forma basis, interest expense, net includes amortization of deferred financing costs (which includes underwriting discount and related fees and expenses) as well as amortization of the original issue discount on the Notes. It does not include historical interest expense on the Senior Credit Facility and the LaSalle Facility borrowings.

 (5) For purposes of computing the deficiency of earnings to fixed charges, fixed charges consists of interest expense on total debt, and that portion of rental expense that the Company believes to be representative of interest (one-third of total rental expense). Earnings is defined as the Company's net loss before fixed charges and extraordinary loss. On a historical basis, earnings were insufficient to cover fixed charges by approximately $3,900 and $14,100 for the fiscal years ended December 31, 1996 and December 28,

     1997, respectively, and by approximately $7,900 and $14,200 for the three fiscal quarters ended September 30, 1997 and September 6, 1998, respectively. On a pro forma basis during the nine periods ended September 6, 1998, earnings were insufficient to cover fixed charges by approximately $17,200.

 (6) EBITDA is defined as earnings before interest expense, taxes, depreciation and amortization. EBITDA is presented because management believes it is a widely accepted financial indicator of an entity's ability to incur and service debt. While EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be considered as an indicator of operating performance or an alternative to cash flow (as measured by generally accepted accounting principles) as a measure of liquidity, it is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditures and working capital requirements.

 (7) EBITDA for the fiscal year ended December 28, 1997, excludes the loss on disposal of property and equipment of $480.

 (8) Store EBITDA is EBITDA before allocation of any selling, general and administrative expenses. While Store EBITDA is not intended to represent operating income or loss as defined by GAAP (as GAAP operating income or loss includes such allocation of selling, general and administrative expenses and should not be considered as an indicator of operating performance as measured by GAAP), it is included herein to provide additional information with respect to store-level cash operating margins.

 (9) Capital expenditures includes the purchase of laundromat equipment pursuant to an existing supply agreement and financed with borrowings in connection with the Senior Credit Facility of approximately $31,358 and $4,887 in fiscal 1997 and 1996, respectively, and approximately $1,998 and $4,622 for the three fiscal quarters ended September 6, 1998 and September 30, 1997, respectively. The capital expenditures for 1997 include approximately $11,485 of laundromat equipment for use in stores to be opened in 1998 and approximately $4,120 for land acquired and held for sale-leaseback transactions. Capital expenditures also includes the cash outlay to acquire new businesses (net of cash acquired). Such outlays totaled approximately $12,100 and $14,875 for the year ended December 28, 1997 and for the year-to-date period ended September 6, 1998, respectively.

(10) Concurrently with the closing of the Private Placement, the put rights previously associated with the preferred stock were terminated and therefore, the preferred stock is no longer mandatorily redeemable.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Unless otherwise indicated, all references to years in this section of the Prospectus refer to the Company's fiscal years, which ran as follows: from October 10, 1995 (inception) through December 31, 1995, January 1, 1996 through December 31, 1996 and January 1, 1997 through December 28, 1997. As of December 1, 1997, the Company adopted a fiscal year comprised of 13 four week periods, each four week period comprised of four Monday through Sunday weeks. All references herein to periods shall refer to such four week periods unless the context otherwise requires. Unless otherwise indicated, all financial and store data provided in this Prospectus are as of September 6, 1998, the end of the Company's third quarter in 1998.

OVERVIEW

     SpinCycle, Inc. (the "Company") is a specialty retailing company engaged in the coin laundry business. The Company was founded in October 1995 to initiate a nationwide consolidation in the retail coin-operated laundromat industry. The Company intends to be the largest owner and operator of coin-operated laundromats in the United States. The Company brings professional management and controls to a highly fragmented industry that has been historically dominated by "mom and pop" operators. The Company opened its first spacious, attractive, well-equipped and attended facility in Chicago, Illinois in April 1996. By the year ended December 31, 1996, SpinCycle had opened 14 stores and had two under construction. Such stores formed the platform for the Company's rapid expansion by providing valuable information on a number of variables, including optimum store size, combination and count of laundry equipment, equipment utilization, staffing levels and customer service.

     Because of the significant capital required to develop and acquire coin-operated laundromats, the Company's rollout rate has generally increased after the Company raised each round of capital. In November 1996, the Company procured the first $20.0 million of its former Senior Credit Facility. Borrowings under this facility allowed the Company to significantly accelerate its plans to develop and acquire additional stores. In January 1997, SpinCycle closed its first round of private equity with proceeds of approximately $9.6 million. Such funds were utilized primarily for the payment of construction costs for developed stores. By April 30, 1997, the Company had opened a total of 19 stores.

     In April 1997, the Company closed a second round of private equity, raising $25.0 million, which allowed the Company to again significantly accelerate its development and acquisition efforts. Thereafter, SpinCycle developed the corporate infrastructure to achieve and accommodate a national rollout and consolidation. Specifically, the Company hired additional professionals to provide for nationwide operations and real estate development and to establish a dedicated acquisitions department. Further, the Company added support in the areas of accounting, MIS and administration. In 1997, the Company increased the maximum amount of its former Senior Credit Facility to $35.0 million. With the corporate infrastructure in place and increased liquidity between May 1, 1997 and December 31, 1997, the Company opened 52 stores (25 Developed Stores and 27 Acquired Stores) finishing 1997 with 71 stores.

     As the Company has continued to raise capital and develop the corporate infrastructure to manage its growth, the Company has, through a careful analysis of its targeted markets, embarked upon a development and acquisition plan to finish 1998 with approximately 176 stores. In February 1998, the Company procured a $10.0 million increase in its former Senior Credit Facility for a total facility of $45.0 million, and on April 14, 1998 closed its most recent private equity offering in which it raised approximately $16.0 million to accommodate such expansion plans. On April 29, 1998, the Company closed the Private Placement. The net proceeds of approximately $96.8 million of that offering were used to repay approximately $46.9 million, representing all of the Company's outstanding secured indebtedness. The balance was then available to pursue the Company's planned roll out.

     During the latter portion of the Company's 1998 first quarter and continuing until the closing of the Private Placement, the Company continued to actively identify acquisition candidates and development sites, but did not execute leases or asset purchase agreements until the Company had the capital required to complete such transactions. As of September 6, 1998, the Company had 134 stores open, having opened 27 stores in the three periods ended September 6, 1998. As of October 27, 1998, it had 150 stores opened, ten leased stores under construction, nine leases executed and signed letters of intent to acquire seven stores, all of which the Company expects to open or acquire by year end 1998. Additionally, as of October 4, 1998, the Company had executed contracts to develop ten stores which management expects will open in 1999.


     The Company had intended to access the public equity markets in late 1998 or early 1999 to provide additional growth capital for the Company's planned expansion. Given the current condition of the U.S. capital markets, the Company has elected to proceed cautiously with its planned expansion, slowing such expansion through development or acquisition to judiciously utilize available cash. The Company has tailored its 1998 planned expansion to include 176 stores open by year end, without incurring additional indebtedness, including drawing on the Heller Facility. Additionally, the Company intends to fund the development of the ten Developed Stores the Company is currently committed to complete in 1999 with positive cash flow provided by operating activities or borrowings from available sources. See "-- Liquidity and Capital Resources."


     Coin-operated laundromat industry data indicates that a slight reduction in revenue for the Company may occur during the later spring and summer seasons. Management believes this seasonality is a result of the reduced volume of heavier clothing worn during the spring and summer months, which results in lower laundry machine usage. See "-- Seasonality."

     During the quarter ended June 14, 1998, the Company experienced operational difficulties largely due to facilities and equipment maintenance issues which have affected the performance of certain stores. These issues impacted certain markets more significantly than others. Management believes it has identified the issues and has addressed or is in the process of addressing these issues, through, among other things, (i) the addition of senior field operations management in affected markets, (ii) the implementation of a national facilities and laundry equipment repair and maintenance program with centralized management and dispatch functions, (iii) the introduction of a standard operating procedures program and training of personnel therein and (iv) the changing of senior management, including the Company's Chief Operating Officer.

     In an effort to expand the SpinCycle brand, the Company has instituted a nationwide "wash and fold" drop-off laundry service. The Company began this nationwide rollout on July 3, 1998, and as of September 6, 1998, had 71 stores participating in the program. The Company is also preparing to roll out a test of a dry cleaner depot service in the fourth quarter of 1998 pursuant to which it will provide laundry service to a dry cleaner's customers. The Company believes that these services will allow it to increase awareness of the Company brand, better utilize its assets during off-peak hours and generate incremental revenue.

RESULTS OF OPERATIONS

     As of December 1, 1997, SpinCycle changed its basis of fiscal year reporting from 12 calendar months to 13 periods per annum. This change allows the Company to report and compare results on 13 equivalent periods, with each period containing four Monday through Sunday weeks. The Company's fiscal third quarter included 12 weeks in 1998 and 13 weeks in 1997. The first three quarters of the Company's fiscal year included 36 weeks in 1998 and 39 weeks in 1997.

     Third Quarter 1998 and Nine Periods (Three Quarters) Ended September 6, 1998 Compared to Third Quarter 1997 and Three Quarters Ended September 30, 1998

     Revenues. The Company's revenues were approximately $6.9 million for the third quarter of 1998, an increase of approximately $4.9 million from approximately $2.0 million in the corresponding period in 1997. Revenues were approximately $18.4 million for year-to-date 1998, an increase of approximately $13.7 million from approximately $4.7 million in the corresponding period in 1997. This growth in revenue was primarily attributable to the addition of 97 stores since the end of the third quarter of 1997 and the maturation of developed stores.

     Store Operating Expenses, excluding depreciation and amortization. Store operating expenses, excluding depreciation and amortization ("store operating expenses") were approximately $5.9 million in the third quarter of 1998, an increase of approximately $4.0 million from approximately $1.9 million in the correspond-ing period in 1997. Store operating expenses for year-to-date 1998 were approximately $15.1 million, an increase of approximately $10.4 million from approximately $4.7 million in the corresponding period in 1997. The increase in store operating expenses was primarily attributable to the addition of 97 stores since the end of the third quarter of 1997. Third quarter 1997 and year-to-date 1997 store operating expenses as a percentage of revenues were approximately 93% and 99%, respectively. For the third quarter of 1998 and year-to-date 1998, this ratio decreased to approximately 85% and 82%, respectively, which is a result of the maturation of certain developed stores, the acquisition of additional stores and the implementation of initiatives designed to reduce store operating expenses, particularly labor expense commencing in the first quarter of 1998.

     Gross Operating Profit. Gross operating profit was approximately $1.0 million in the third quarter of 1998, an increase of approximately $883,000 from approximately $141,000 in the corresponding period in 1997. Gross operating profit was approximately $3.3 million year-to-date 1998, an increase of approximately $3.2 million from a profit of approximately $64,000 in the corresponding period in 1997. These increases were primarily attributable to the aforementioned increase in revenues during the period and successful initiatives to reduce store operating expenses, particularly labor expenses.

     Preopening Costs. Preopening costs were approximately $162,000 in the third quarter of 1998, an increase of approximately $59,000 from approximately $103,000 in the corresponding period in 1997. Preopening costs were approximately $363,000 year-to-date 1998, an increase of approximately $116,000 from approximately $247,000 in the corresponding period in 1997. The Company expenses preopening costs as incurred. These increases were the result of acquisition and development of additional stores in the quarter and year-to-date periods ended September 6, 1998.

     Depreciation and Amortization. Depreciation and amortization expense was approximately $1.4 million in the third quarter of 1998, an increase of approximately $860,000 from approximately $591,000 in the corresponding period in 1997. Depreciation and amortization expense was approximately $4.3 million year-to-date 1998, an increase of approximately $2.9 million compared to approximately $1.4 million in the corresponding period in 1997. These increases were principally due to property and equipment acquired in connection with the Company's expansion.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses were approximately $2.7 million in the third quarter of 1998, a decrease of approximately $285,000 from approximately $2.9 million in the corresponding period in 1997. Selling, general and administrative expenses were approximately $7.1 million year-to-date 1998, an increase of approximately $1.0 million from approximately $6.1 million in the corresponding period in 1997. The year-to-date increase was primarily attributable to the Company building its corporate infrastructure in order to allow the Company to manage its anticipated nationwide expansion. Specifically, the Company hired additional professionals to provide for nationwide operations and real estate development and to establish a dedicated acquisitions department primarily in the first two quarters of 1998. Third quarter selling, general and administrative expenses decreased as a percentage of revenues from 146% in 1997 to 38% in 1998 while year-to-date selling, general and administrative expenses decreased as a percentage of revenues from 128% in 1997 to 39% in 1998. These decreases were due to the maturation of stores opened in 1997, the acquisition of additional stores and the implementation of certain initiatives to reduce these costs.

     Interest Income and Interest Expense, net. Interest income increased to approximately $514,000 in the third quarter of 1998 an increase of approximately $379,000 from approximately $135,000 in the corresponding period in 1997. Interest income increased to approximately $975,000 year-to-date 1998, an increase of approximately $609,000 from approximately $366,000 in the corresponding period in 1997. The increases in interest income were primarily attributable to the investment of proceeds from the Private Placement. Interest expense, net of capitalized interest was approximately $3.2 million in the third quarter of 1998, an increase of approximately $2.9 million from approximately $257,000 in the corresponding period in 1997. Interest expense, net was approximately $6.2 million year-to-date 1998, an increase of approximately $5.6 million from approximately $562,000 in the corresponding period in 1997. The increase in interest expense, net was primarily attributable to accretion of the original issue discount related to the Notes.

     Net Loss before Extraordinary Loss. The net loss before extraordinary loss recorded in the third quarter of 1998 was $5.9 million, an increase of approximately $2.3 million from the $3.6 million net loss recorded in the corresponding period in 1997. The net loss before extraordinary loss recorded year-to-date 1998 was $13.7 million, an increase of approximately $5.8 million from the $7.9 million net loss recorded in the corresponding period in 1997. These increased losses were primarily attributable to depreciation and amortization associated with the number of new stores both acquired and developed since the end of the third quarter of 1997 and the increase in selling, general and administrative expenses and interest expense discussed above.

     Extraordinary Loss from Early Extinguishment of Debt. The extraordinary loss relates to the write-off of the unamortized balance of debt issue costs that were paid in connection with the LaSalle Facility and, to a lesser extent, the Senior Credit Facility. These costs were written off as a result of the early repayment and termination of those facilities.

     Repricing of Series C Preferred Stock. On April 14, 1998, 7,295 shares of the Company's Common Stock were issued to Series C stockholders in connection with the repricing of the Series C Convertible Preferred Stock offering, originally priced at $220 per share. Pursuant to a written stockholder consent dated March 18, 1998, the Series C offering was converted to a unit offering, whereby each Series C unit offered was comprised of ten shares of Series C preferred stock and one share of Common Stock for $2,200 per unit. The requisite consents were obtained as of April 14, 1998. See also Note 7 to the Unaudited Consolidated Financial Statements.

  Year Ended December 28, 1997 Compared with Year Ended December 31, 1996

     Revenues. The Company's revenues were approximately $8.6 million in fiscal 1997, an increase of approximately $7.6 million from approximately $1.0 million in fiscal 1996. This growth in revenue was primarily attributable to an increase in the number of stores from 14 at fiscal year end 1996 to 71 at fiscal year end 1997, and the continued maturation of certain Developed Stores. Specifically, the 27 stores acquired during fiscal 1997, 24 of which were acquired after September 1, 1997, contributed incremental revenue of approximately $2.0 million to fiscal 1997 revenues. The remaining increase in revenue of approximately $5.6 million in fiscal 1997 is primarily attributable to revenue generated from the opening of Developed Stores and the continued maturation of such existing stores. Sixteen of the Company's Developed Stores were mature as of fiscal year end 1997.

     Store Operating Expenses, excluding depreciation and amortization. Store operating expenses, excluding depreciation and amortization ("store operating expenses") were approximately $8.0 million in fiscal 1997, an increase of approximately $6.8 million from approximately $1.2 million in fiscal 1996. The increase in store operating expenses was primarily attributable to the opening of an additional 57 stores during fiscal 1997. For fiscal 1996, store operating expenses as a percentage of revenues was approximately 120.0%. For fiscal year 1997, this ratio decreased to approximately 92%, which is a result of maturation at certain stores and the implementation of initiatives designed to reduce store level expenses.

     Gross Operating Profit (Loss). Gross operating profit was approximately $670,000 in fiscal 1997, an increase of approximately $849,000 from a loss of approximately $179,000 in fiscal 1996. This increase was primarily attributable to the increase in revenues during the period and initiatives to reduce store level expenses.

     Preopening Costs. Preopening costs were approximately $457,000 in fiscal 1997, a decrease of approximately $16,000 from approximately $473,000 in fiscal 1996. The Company expenses preopening costs as incurred. The decrease in preopening costs was the result of management efforts to control these expenses. During fiscal 1996 the Company opened 14 stores and had two stores under development at fiscal year end 1996. During fiscal 1997 the Company opened 30 developed stores and had 24 stores under construction at fiscal year end 1997.

     Depreciation and Amortization. Depreciation and amortization expense was approximately $2.3 million in fiscal 1997, compared to approximately $568,000 in fiscal 1996. This increase of approximately $1.7 million was principally due to increased levels of property and equipment related to the Company's expansion.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses were approximately $10.7 million in fiscal 1997, an increase of approximately $8.1 million from approximately $2.6 million in fiscal 1996. This increase is primarily attributable to the Company building its corporate infrastructure in order to allow the Company to manage its anticipated nationwide expansion. Specifically, the Company hired additional professionals to provide for nationwide operations and real estate development and to establish a dedicated acquisitions department. During fiscal 1997, the Company's general and administrative personnel, excluding store level personnel, increased from 30 to 98 resulting in an increase in compensation costs of approximately $2.7 million. The increase is also attributable in part to an increase in advertising expenses of approximately $1.2 million, reflecting the Company's efforts to create a leading national brand and an increased number of stores during fiscal 1997. The selling, general and administrative expense also reflects an increase in professional fees and travel costs of approximately $888,000 and $1.2 million, respectively, over fiscal 1996 due to increased acquisition and development activities.

     Interest Income and Interest Expense, net. Interest income increased to approximately $433,000 in fiscal 1997, an increase of $404,000 from approximately $29,000 in fiscal 1996. The increase in interest income was primarily attributable to the investment of proceeds from equity offerings pending ultimate use in operations or for capital investment. Interest expense, net of capitalized interest was approximately $892,000 in fiscal 1997, an increase of approximately $843,000 from approximately $49,000 in fiscal 1996. The increase in interest expense, net was primarily attributable to additional borrowings under the Senior Credit Facility, the outstanding balance of which increased from approximately $4.6 million at fiscal year end 1996 to approximately $35.9 million at fiscal year end 1997.

     Net Loss. The net loss recorded in fiscal 1997 was $13.8 million, an increased loss of approximately $9.9 million from the $3.9 million loss recorded in fiscal 1996. The increased loss was primarily attributable to depreciation and amortization associated with the number of new stores both acquired and developed during the year and the increase in selling, general and administrative expenses attributable to the building of the Company's corporate infrastructure.

  Year Ended December 31, 1996 Compared with Year Ended December 31, 1995

     The Company was formed in October 1995, and had no stores opened or under construction as of fiscal year end 1995 and therefore no store level revenues or store operating expenses were realized in fiscal 1995. During fiscal year 1996, the Company generated approximately $1.0 million in store revenues and approximately $1.2 million in store operating expenses. For fiscal 1996, store operating losses totaled approximately $179,000 and depreciation and amortization was approximately $568,000. These revenues, operating expenses, operating losses, and depreciation and amortization were attributable entirely to the 14 stores opened between April 1996 and fiscal year end 1996. Selling, general and administrative expenses were approximately $2.6 million in fiscal 1996, compared to approximately $5,000 in fiscal 1995. The increase in selling, general and administrative expenses was primarily attributable to development of the Company's corporate infrastructure. Interest expense was approximately $49,000 in fiscal 1996 compared to no interest expense in fiscal 1995. Interest expense represented interest on the Company's outstanding balance under its Senior Credit Facility, which totaled $4.6 million as of fiscal year end 1996.

LIQUIDITY AND CAPITAL RESOURCES

     At September 6, 1998, the Company had total assets of approximately $129.7 million, including current assets of approximately $35.8 million. Cash and cash equivalents were approximately $27.0 million.

     Cash used in operations during the year-to-date period ended September 6, 1998 was approximately $10.2 million compared to cash used in operations during the corresponding period in 1997 of approximately $11.1 million. The use of cash in each period was primarily attributable to the use of working capital for the Company's store rollout, as well as the payment of corporate expenses, while the 1998 year-to-date period also included the effects of prepaid rent payments of $2.8 million in connection with sale-leaseback transactions and various store lease agreements.

     Cash used in investing activities during the year-to-date period ended September 6, 1998 was approximately $30.4 million compared to $11.8 million used in investing activities for the corresponding period in 1997. The additional use of cash was primarily due to capital expenditures and business acquisitions, partially offset by $1.9 million in net proceeds from sale-leaseback transactions.

     The Company made capital expenditures of approximately $34.2 million in the year-to-date period ended September 6, 1998 compared to capital expenditures of approximately $16.4 million in the corresponding 1997 period. The increase was primarily attributable to an increased rate of expansion and laundry equipment purchased.

     Cash provided by financing activities was approximately $59.5 million during the year-to-date period ended September 6, 1998 compared to approximately $30.9 million provided by financing activities during the corresponding period in 1997 arising principally from the issuance of Series B Stock in 1997 and proceeds from the Private Placement offset by the repayment of debt outstanding of $46.9 million.

     EBITDA in the third quarter of 1998 was a loss of $1.8 million, an improvement of approximately $1.1 million from the loss of approximately $2.9 million for the corresponding period in 1997. EBITDA year-to-date 1998 was a loss of approximately $4.2 million, an improvement of approximately $2.1 million from the loss of approximately $6.3 million for the corresponding period in 1997. This increase was primarily attributable to increased revenue from the maturation of stores, partially offset by the increase in selling, general and administrative expenses.

     On April 3, 1998, the Company commenced the Private Placement, an offering of unsecured senior discount notes and an indeterminate number of warrants to purchase Common Stock, to "qualified institutional buyers" only as defined in Rule 144A under the Securities Act. The offering was completed on April 29, 1998, with the Company selling $144,990,000 aggregate principal amount at maturity 12 3/4% unsecured senior discount notes and warrants to purchase 26,661 shares of the Company's Common Stock with an exercise price of $0.01 per share for gross proceeds to the Company of $100,001,053. The net proceeds of this offering of approximately $96.8 million were used to pay the expenses of the offering, repay approximately $46.9 million in existing indebtedness to Raytheon and LaSalle National Bank, and to provide funds for investment in new stores and for general corporate purposes. Coincident with the closing of the Private Placement, the put rights, granted to all holders of all classes of the Company's preferred stock were terminated.

     Prior to the closing of the Private Placement, the Company had in place the Senior Credit Facility from Raytheon, one of the largest commercial laundry equipment vendors, which provided for approximately $30.0 million of equipment financing and $15.0 million of acquisition financing. This facility had provided 100% financing for commercial laundry equipment purchases (based upon list prices) and store acquisitions. The Company also had procured the secured LaSalle Credit Facility in March 1998, which provided up to $15.0 million of credit available for acquisitions and general corporate purposes. The Company repaid all indebtedness outstanding under these two facilities with the net proceeds from the Private Placement and terminated the related loan agreements. In connection with the termination of these loan agreements, the Company recognized an extraordinary loss on early extinguishment of debt of approximately $334,000 for the write-off of the unamortized balance of debt issue costs related to these agreements.


     On April 29, 1998, the Company also closed a secured credit facility in the maximum principal amount of $40.0 million with Heller Financial, Inc. (the "Heller Facility"). The Heller Facility consists of a revolving credit facility in an aggregate principal amount of $40.0 million that will mature on April 28, 2002. The Heller Facility is collateralized by a first priority security interest upon (i) all of the Company's now owned and hereafter acquired real and personal property and all proceeds thereof and (ii) all general intangibles and other intangible assets (including, without limitation, trademarks and trade names) of the Company, if any, and proceeds thereof. The Company will be entitled to draw amounts under this facility, subject to availability pursuant to a borrowing base formula based upon income from store operations and net book value of laundry equipment, in order to fund ongoing working capital, capital expenditures and general corporate purposes. As of September 6, 1998, management estimated that this borrowing base was approximately $14.3 million. Until March 22, 1999, the maximum amount available under the Heller Facility is $32.5 million, which limitation shall be lifted on or after that date if certain conditions are met. The Heller Facility requires the Company to maintain compliance with certain covenants. The Company was in compliance with all but one of these covenants at September 6, 1998. The Company has, however, obtained the waiver of the lenders with respect to this breach and thus it will not restrict the Company's ability to borrow under the Heller Facility.

     As a condition of the Heller Facility, the Company was required (within 90 days after the closing of such agreement) to cause the lenders ("Collecting Banks") holding the Company's deposit accounts ("Blocked Accounts") to enter blocked account agreements with all banks at which it maintains deposit accounts. Upon the occurrence of certain events of default, and the lapse of any applicable cure periods under the Heller Facility, Heller can require the Collecting Banks to promptly transfer all payments or deposits from the Blocked Accounts to Heller. As of July 28, 1998, the Company obtained a 60 day extension of this requirement from Heller in order to complete the required paperwork for the Blocked Account agreements. As of August 31, 1998, the Company had obtained all required Blocked Account agreements.

     Obligations under the Heller Facility shall bear interest with reference to either the "Base Rate" or the "LIBOR Rate," as determined by the Company at the time each such obligation is incurred. "Base Rate Loans" shall bear interest at the rate of 0.50% plus the greater of (a) the "Bank Prime Loan" rate published by the Board of Governors of the Federal Reserve System or (b) 0.50% plus the Federal Funds Effective Rate. "LIBOR Rate Loans" shall bear interest at the rate of 2.75% plus the rate determined by dividing (a) the rate at which U.S. dollar deposits for the relevant interest period are being offered based upon information presented on the Reuters Screen LIBOR Page as of 11:00 A.M. (London time) on the day which is two business days prior to the first day of such interest period by (b) 1.0 minus the aggregate (without duplication) of the rates (expressed as a decimal) of reserve requirements on the day which is two business days prior to the beginning of such interest period for Eurocurrency funding required to be maintained by a member bank of the Federal Reserve System, rounded to the nearest 1/16 of 1%.


     In July 1998 the Company and Heller Financial executed an amendment to the Heller Facility pursuant to which the Company agreed to changes in the borrowing base formula and the minimum Mature Store average EBITDA financial covenant thresholds. These thresholds were adjusted to reflect the treatment of certain personnel and advertising expenses as selling, general and administrative expenses rather than as cost of revenues -- store operating expenses, excluding depreciation and amortization. Changes were also made to certain of the Company's reporting requirements pursuant to the Heller Facility and a limitation on advertising expenses, to a maximum of 4% of annual revenues, was added.


     On December 30, 1997, the Company entered into a sale/leaseback transaction with SpinDevCo, L.L.C. ("SpinDevCo"), which is not an affiliate of the Company and is wholly-owned by McMahon-Oliphant, Inc., pursuant to which it sold its fee simple interest in 11 properties to SpinDevCo for approximately $6.5 million. Concurrently, the Company entered into leases of those sites with SpinDevCo at lease rates management believes to be favorable. The Company contributed approximately $2.5 million for prepaid rent on these properties, which will be amortized over the term of the respective lease agreements. The note receivable to the Company from SpinDevCo in the amount of approximately $4.9 million, including principal and accrued but unpaid interest, was due on April 30, 1998. The note was secured by mortgages on the 11 properties sold to SpinDevCo. As of April 30, 1998, the Original Note was renegotiated (the "Extended Note") to extend the maturity date through September 30, 1998 to allow SpinDevCo additional time to either find a substitute source of financing or sell the properties. In connection with the extension, the Company received $125,000 in payment of accrued and unpaid interest due under the Original Note through May 30, 1998. Monthly payments of interest based upon the principal amount outstanding at the end of each month are payable during the extension period.

     On October 15, 1998, the Company received approximately $4.9 million in cash from SpinDevCo in repayment of outstanding principal and interest on the Extended Note. Simultaneously, the Company purchased three sites from SpinDevCo for approximately $1.75 million in cash, the same amount for which it had previously sold them to SpinDevCo. The Company is currently operating stores at these three sites. The Company has an agreement with a third party to sell these three properties for $1.75 million in cash. After the sale, the properties will be subject to more favorable leases, including lower rental rates, than the leases the Company had with SpinDevCo.

     To date, the Company has not generated positive cash flow from operations and has historically funded its operations through sales of securities and borrowings under its credit facilities. The Company currently anticipates generating positive cash flow provided by operating activities as determined in accordance with generally accepted accounting principles as of the close of the first fiscal quarter of 1999. As of the close of the thirteenth period of 1998 the Company anticipates generating positive EBITDA on a per period basis. As of November 1, 2001, the Company will be required to satisfy substantially higher periodic cash debt service obligations because as of that date cash interest on the Notes will be payable semi-annually at the rate of 12 3/4% per annum (approximately $18.5 million per year). The Company had intended to access the public equity markets in late 1998 or early 1999 to provide additional growth capital for the Company's planned expansion. Given the current condition of the U.S. capital markets, the Company has elected to proceed cautiously with its planned expansion, slowing such expansion to judiciously utilize available cash or borrowing capacity under the Heller Facility or other facilities.



     Management believes that the proceeds from the Private Placement will be sufficient to complete the 1998 expansion plan to finish 1998 with 176 stores. As of October 4, 1998, the Company is committed to develop only ten additional stores in 1999. The Company believes it will have sufficient positive cash flow provided by operating activities and the Heller Facility to meet its capital requirements to (i) develop the ten committed stores in 1999 and (ii) fund general corporate purposes, including some additional expansion. The Company intends to continue to pursue its growth through the addition of new Acquired Stores and Developed Stores, but will not commit to such growth without the immediate availability of funds required for such development or acquisitions under existing credit facilities or gross operating profit.


POTENTIAL LOSS OF NOLS

     As of September 6, 1998, the Company had NOLs of approximately $31.0 million for U.S. federal income tax purposes. These NOLs, if not utilized to offset taxable income in future periods, will begin to expire in 2011. Section 382 of the Code, and regulations promulgated thereunder, impose limitations on the ability of corporations to use NOLs, if the corporation experiences a more than 50% change in ownership during any three-year period. It is likely that the Company has experienced one or more ownership changes in 1996 and 1997 as a result of the Company raising various rounds of private equity or that such an ownership change may have occurred or be deemed to have occurred due to events beyond the control of the Company (such as transfers of Common Stock by certain stockholders or the exercise or treatment of warrants, conversion rights or stock options issued by the Company). There can also be no assurance that the Company will not take additional actions, such as the issuance of additional stock, that would cause an ownership change to occur. In addition, the NOLs are subject to examination by the IRS, and are thus subject to adjustment or disallowance resulting from any such IRS examination. Accordingly, prospective purchasers of the Notes should not assume the unrestricted availability of the Company's currently existing or future NOLs, if any, in making their investment decisions. See "Risk Factors -- Potential Loss of NOLs."

DEPENDENCE ON MANAGEMENT INFORMATION SYSTEMS; YEAR 2000 COMPLIANCE

     The Year 2000 problem is the result of many MIS using two digits (rather than four) to define the applicable year. Thus, time-sensitive MIS may recognize a date ending in "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions in a company's operations. As a result, in less than two years, MIS used by many organizations may need to be upgraded to comply with Year 2000 requirements. Significant uncertainty exists in the software industry concerning the potential effects associated with the failure to become Year 2000 compliant.

     SpinCycle depends upon MIS to monitor daily revenue and machine utilization in each of its stores, exercise centralized cash controls and compile and analyze critical marketing and operations data. Any disruption in the operation of the Company's MIS, the loss of employees knowledgeable about such systems or the Company's failure to continue to effectively modify such systems as its business expands would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Competitive Strengths."

     The Company's Readiness for Year 2000. Based on the Company's initial tests and certifications received from its MIS providers, the Company believes that its critical software systems are currently Year 2000 compliant and that its store hardware systems will be compliant by the end of the first quarter of 1999. Management's assessment of the Company's exposure to Year 2000 problems began in March 1998 with a test of all of the Company's MIS for Year 2000 readiness. Since that time, management has obtained certifications from the providers of the Company's accounting, revenue control and other critical software systems that such MIS are Year 2000 compliant. Final test procedures for Year 2000 compliance are being developed by management. Currently, the Company believes that it is approximately 85% ready for the Year 2000. By the end of the first quarter of 1999, management believes the Company will be 100% Year 2000 compliant. However, if the Company's modifications and testing are not made on a timely basis or do not resolve its Year 2000 issues, such issues could have a material adverse effect on the operations of the Company. See also Note 14 to the Unaudited Consolidated Financial Statements for a discussion of the Company's new accounting software.

     Readiness of Third Parties. The Company has taken reasonable precautions to verify the Year 2000 readiness of any third party that could cause a material impact on the Company. Alliance, the Company's major supplier of laundry machines, has represented to the Company that the electronic controls embedded in Alliance's machines will not experience problems as a result of Year 2000. Alliance further represented that the electronic controls embedded in its machines have been tested by simulating the Year 2000 date change and no problems have arisen. In addition, SpinCycle's providers of essential software systems have certified to the Company that such systems are Year 2000 compliant.

     Historical and Estimated Costs. The Company has not established a separate Year 2000 compliance budget and does not expect to do so in the immediate future. To date, the Company has not incurred any Year 2000 compliance costs. The Company's only immediately foreseeable cost for Year 2000 compliance is the expenditure of approximately $50,000 to replace certain personal computers in the Company's stores by the end of the first quarter of 1999. Although no assurances can be given, management does not expect future costs related to Year 2000 compliance to have a material adverse effect on the Company's results of operations or financial condition. Costs are based on current estimates and actual results may vary significantly from such estimates.

     Most Reasonably Likely Worst Case Scenario. The most reasonably likely worst case Year 2000 scenario facing the Company is that the Company's expected ability to implement variable pricing for its laundry machines in an effort to boost off-peak customer traffic, revenues and profitability may temporarily malfunction on January 1, 2000. Since the machines recognize each day of the week based upon the calendar date contained in their embedded computer chips, the price programmed for a certain day of the week may in fact appear on a different day. Although the Company does not currently have a definitive contingency plan in place to deal with this issue, it is expected that each store's personnel will be able to adjust the programming in each laundry machine so that the date contained in its embedded chip once again correlates with the correct day of the week. In the unlikely event that the dates in the embedded chips are not able to be reset, store personnel will be able to manually set the laundry machines to charge a fixed price until such time as the Company resolves defects in its variable pricing system. See "Risk Factors -- Dependence on Management Information Systems; Year 2000 Compliance."

SEASONALITY

     Coin-operated laundromat industry data indicates that a slight reduction in revenue for the Company may occur during the later spring and summer seasons. Management believes this seasonality is a result of the reduced volume of heavier clothing worn during the spring and summer months, which results in lower laundry machine usage. The Company observed the effect of such seasonality in the 70 stores opened for the period from December 28, 1997 to October 4, 1998. During the first ten periods, ending October 4, 1998, these 70 stores' revenue fluctuated approximately 11.5%, from a peak during the third period to a low in the ninth period. These 70 stores experienced an aggregate 6.2% increase in revenue in period ten over period nine. These results are, however, based upon only relatively limited actual operating data of the Company and may not be indicative of future results. The Company believes, however, that any seasonality will not have a material adverse effect on its annual results of operations. See "Risk Factors -- Seasonality."

                                    BUSINESS

THE COMPANY

     The Company was founded in October 1995 to develop and implement SpinCycle's unique concept of a national chain of branded coin-operated laundromats and to serve as a platform for a nationwide consolidation in the coin-operated laundromat industry. The Company's goal is to become the leading operator of high quality coin-operated laundromats in the United States by establishing SpinCycle as a national brand, providing a superior level of customer service and by exercising disciplined management control in its expansion and business plan. In sharp contrast to many existing laundromats, a SpinCycle laundromat is an inviting, spacious and well-equipped facility that is conveniently located, clean and well-lighted. As of September 6, 1998, the Company had opened a total of 134 stores in 25 markets, 81 of which it developed and 53 of which it acquired. SpinCycle stores are located in densely populated urban markets, including Chicago, Cleveland, Albuquerque, Houston, Los Angeles, Philadelphia, Detroit, Miami, Atlanta, Dallas and Washington, D.C. Of those 134 stores, the Company leases 132 and owns two of these sites.

     The Company plans to selectively expand primarily within its existing markets during the balance of 1998 and in 1999 by developing new SpinCycle stores and acquiring existing laundromats. The Company's acquired stores typically conform to a SpinCycle developed store in terms of location (physical location and area demographics), store size and machine mix and can be converted to a SpinCycle store with new signage, fresh paint and installation of the Company's computer and point of sale systems. By year end 1998, management believes that there will be approximately 176 SpinCycle stores.

     Management believes its equipment configuration and store design is unique and maximizes customer convenience and in-store experience. As evidence of its superior concept, management believes, based upon Company compiled survey data that over 90% of the customers who first visit its stores will return as customers. SpinCycle stores are between 3,500 and 5,500 square feet, significantly larger than the 1,500 to 2,500 square feet of a typical laundromat, and generally contain 50 washers of varied capacities and 54 large capacity dryers. The Company installs a computer board in each washer and dryer which allows daily monitoring of machine utilization and superior cash control. Each store is staffed during operating hours by at least one customer service representative who assists customers, maintains the facility and performs "wash and fold" services, if offered. Customers can sort and fold laundry while watching color television with cable programming at 12 to 14 folding stations and purchase food, beverages and laundry supplies from vending machines. In its Developed Stores which have been Mature Stores for all of its first nine 1998 fiscal periods, the Company has achieved, on average, per period revenues of $28,107. In its Acquired Stores which have been Mature Stores for all of its first nine 1998 fiscal periods, the Company has achieved, on average, per period revenues of $19,837. Management believes this Mature Store performance is a result of its superior store design and management controls. There can be no assurance that these results are indicative of future results.

MARKET OPPORTUNITY

     The retail coin-operated laundromat industry began more than 50 years ago and has been characterized by steady, non-cyclical demand. Management believes the coin-operated laundromat industry, unlike other retail concepts, is virtually unaffected by consumer fads and technological change, as laundry represents a basic consumer necessity. Based on the 1997 Coin Laundry Industry Survey, management estimates that retail coin-operated laundromats comprise a $2.0-3.0 billion industry with approximately 25,000 laundromats nationwide, 89% of which are operated by owners of only one or two stores and only 4% of which are operated by owners of more than five stores. Today, management believes, the industry is characterized by (i) fragmented store ownership, (ii) small, unattractive stores and (iii) limited customer service. The Company's research indicates that typical laundromats generally contain poorly maintained, aging equipment and are often dirty and considered unsafe by their customers. Management therefore believes that the typical laundromat user is significantly underserved. Further, because management believes its targeted consumer group is growing in size and market power, management believes that the coin-operated laundromat industry presents favorable growth opportunities.

     Management believes that by combining superior store design and site selection, disciplined professional management and financial resources, SpinCycle will be able to successfully consolidate a highly fragmented industry while delivering a superior product to consumers. SpinCycle designs its stores to provide an inviting atmosphere focused on customer convenience and satisfaction. Unlike many of its competitors, SpinCycle also staffs its locations during operating hours and installs security devices to promote safety. Management believes that its innovative format can transform the retail laundromat industry and become the standard by which laundromats are judged.

BUSINESS STRATEGY

     Continue Growth in Existing and New Markets. The Company's strategy is to maintain and build upon its position in the national retail coin-operated laundromat industry. By consolidating its position in existing markets and developing a strong presence in new markets the Company has the highest average per store revenues of any national or regional chain. Management selects markets which it believes have populations sufficiently large and dense to support a large number of SpinCycle stores which can generate model Mature Store revenues. SpinCycle utilizes two primary methods to roll out its concept: (i) developing retail locations and (ii) acquiring and converting existing laundromats. During 1998, management expects to add a total of approximately 106 stores, through a balance of Developed Stores and Acquired Stores, for a year end total of approximately 176 stores, primarily in its 25 existing markets. In the first nine periods of 1998, the Company opened 63 stores. As of October 27, 1998, the Company had 150 stores operating and had ten leased stores under construction, nine leases executed and signed letters of intent to acquire seven stores, all of which management expects to open or acquire by year end 1998. The pre-construction permitting process varies from market to market but takes, on average, from 30 to 60 days to complete. Once construction begins, it takes the Company approximately 12 weeks to open the store. In addition, the Company maintains a dynamic database of approximately 200 potential acquisition targets.

     Continue Superior Site Selection. Based upon management's knowledge and experience in site selection for other multi-unit retail concepts, as well as their experience in opening the first 150 SpinCycle stores, management believes that operating from superior real estate is an essential element in SpinCycle's ability to generate revenue in excess of industry averages and gain and maintain market share. The Company identifies both development sites and acquisition targets using a systematic market analysis and a "Main and Main" strategy, whereby it seeks to locate stores near intersections of major thoroughfares in high profile neighborhood shopping centers or freestanding buildings in order to maximize customer traffic and brand exposure. The Company's real estate and acquisitions departments will continue to employ disciplined criteria in order to ensure that SpinCycle secures the best available locations in each of its markets.

     Maintain Focus on Target Markets. SpinCycle's market strategy is to develop a "critical mass" of stores in its targeted markets by opening stores in Company-defined trade areas that contain at least 15,000 households of over two occupants with median household incomes between $25,000 and $35,000 and in which at least 50% of such households rent their homes or apartments. SpinCycle's primary customer is a working mother or female head of household living in an apartment complex or other multi-unit housing that lacks adequate on-site laundry facilities. Management believes this demographic is substantially underserved and possesses growing market power, and thus affords an attractive long-term opportunity for the Company's core services as well as an opportunity to strategically expand into additional service and product offerings. From time to time, the Company may pursue strategic alliances to leverage its knowledge base and brand strength in its target markets.

COMPETITIVE STRENGTHS

     Management believes SpinCycle is the leading owner-operator of nationally branded coin-operated laundromats. The Company's management believes it has the following competitive strengths:

     Superior Facility and Customer Service. SpinCycle stores have high visibility to traffic, bright, colorful exteriors and signage and are finished with large windows to optimize visibility into the store while providing a bright and secure interior. SpinCycle stores are designed with a unique equipment mix to optimize customer convenience and satisfaction and to maximize profitability. The Company's stores are always staffed with at least one customer service representative trained to follow the SpinCycle-prescribed operations program, which emphasizes cleanliness, customer responsiveness and equipment maintenance. SpinCycle stores are air conditioned and have multiple color televisions with cable programming and numerous folding stations, as well as children's play areas, bathrooms, pay telephones and snack, beverage and laundry supply vending machines. Based upon Company compiled survey data management believes that over 90% of the customers who first visit its stores will return as customers. Management believes that this statistic is the direct result of its superior facilities and customer service. This data also indicates that more than 20% of SpinCycle customers have laundry equipment in their homes, which management believes indicates that the SpinCycle concept has increased the number of potential customers rather than merely capturing market share from existing laundromats. In addition, management anticipates providing value-added services, such as drop off "wash and fold" laundry service which as of September 6, 1998 was available in 71 stores, at selected stores to further enhance customer satisfaction and generate incremental store revenue.

     Industry Leader. Management believes SpinCycle is the first owner-operator to launch a disciplined national consolidation in the retail coin-operated laundromat industry and has gained valuable experience in opening its first 150 stores. By being the first nationally branded operator of superior laundromat facilities, and by effectively promoting and clustering stores in prime locations in its targeted markets, the Company expects to rapidly achieve market leading positions in each of its markets. Management expects the creation and ongoing support of this leading national brand to drive significant additional revenue and store profit as SpinCycle increasingly becomes the laundromat of choice for consumers. In addition, the Company has already begun to experience a dramatic shift in landlord receptivity to the SpinCycle concept. Initially, landlords (and other retail tenants), wary of the image of a typical laundromat, were reluctant to have SpinCycle as a tenant in desirable neighborhood shopping centers. More recently, however, landlords (and other retail tenants) have begun to actively encourage SpinCycle to become a tenant because of direct and observed experiences that SpinCycle stores can increase customer traffic as its customers typically spend two hours in and around the store while doing their laundry. As the Company has established multiple outlets and become more widely known, it has begun to receive unsolicited offers from laundromat owners who wish to sell their stores and to realize purchasing economies on equipment and supplies.

     Advanced Systems and Controls. SpinCycle brings superior MIS and cash controls to a highly fragmented, unprofessionally managed industry. SpinCycle's advanced systems allow the Company to monitor daily revenue and machine utilization in each of its stores, exercise centralized cash and management control and compile and analyze critical marketing and operations data. For example, the Company has refined the mix of machines in its stores based on data gathered from existing stores and is poised to implement remote variable pricing to boost off-peak customer traffic, revenues and profitability once the manufacturer makes the necessary laundry machine modifications. The Company's MIS also allow management to reconcile each machine activation to cash collected, identify non-performing machines and coordinate efficient machine maintenance. Additionally, Brinks Incorporated and other service companies work in concert with the Company to further mitigate the risk inherent in a cash business. As a result of its superior controls, the Company has experienced annual shrinkage of less than 0.50%.

     Experienced Management. The Company has achieved its leadership position and established a national presence by hiring a management team with experience in finance, development, operations and multi-unit rollouts on a national scale. SpinCycle is professionally managed as three integrated business segments: (i) real estate/acquisitions, (ii) operations and (iii) MIS. Members of management have significant expertise in all of these disciplines. The Company's real estate/acquisitions department includes professionals with significant site selection experience at several other multi-unit concepts, some of which were rapidly rolled out. The operations department includes senior management from Rent-A-Center, a rent-to-own multi-unit operation whose target customer closely mirrors SpinCycle's target customer. The Company's MIS department includes several professionals with extensive experience in building a "hub and spoke" wide area network and in developing computer systems for operations. Management believes this experience affords the Company a competitive advantage in rolling out and managing a nationwide chain.

SPINCYCLE CUSTOMERS

     SpinCycle believes that identification and satisfaction of its customers is paramount to its success. SpinCycle has devoted significant resources to the identification of its core customer and has tailored its operations, store construction and marketing to the needs of such customers. SpinCycle believes that it is the first owner-operator of coin-operated laundromats which has devoted such attention to the identification and satisfaction of its core customer base. Specifically, SpinCycle has gathered data on its core customer base through in-store customer surveys and focus group surveys of potential, existing and previous SpinCycle customers. SpinCycle has utilized in-store promotions to encourage participation in its surveys and has used nationally recognized third-party consulting firms to assist in its focus group surveys. Such studies have been undertaken in several of SpinCycle's existing markets with the focus on identification of current and potential customers and the ranking of their needs and preferences pertaining to coin-operated laundromat usage.

     A November 1997 analysis of approximately 21,000 SpinCycle customers revealed the following characteristics about SpinCycle customers:

     - Approximately 70% are female, many of which are the head of their household

     - Approximately 73% are between 18 and 39 years old

     - Over 70% live in households that have more than two children

     - Approximately 78% rent their dwellings

     - Approximately 62% live in apartment units

     - Approximately 20% own a washer and dryer

     - On average, 61% reside within one mile and approximately 75% reside within three miles of the SpinCycle store visited

     - Average annual household incomes range between $25,000 and $35,000

     - Visit a SpinCycle store for approximately two hours and approximately every ten days

     - Spend an average of approximately $10 per visit

     SpinCycle's research regarding its existing customers, potential customers and past customers is undertaken in order to allow the Company to continue to deliver a superior facility and superior customer service. SpinCycle has also used this information to tailor its store design and the services provided to accommodate market specific needs of its customers. It is this attention to customer needs that the Company believes results in the Company's ability to retain customers.

INDUSTRY OVERVIEW

     The retail coin-operated laundromat industry is over 50 years old and has been characterized by steady, non-cyclical demand and a relatively minimal degree of technological innovation. Today, management believes, the industry is characterized by (i) fragmented store ownership, (ii) small, unattractive stores and (iii) limited customer service. According to the 1997 Coin Laundry Industry Survey there are approximately 25,000 laundromats nationwide, 89% of which are owned by owners of one or two stores, and only 4% of which are owned by owners of more than five stores. Nationwide, over 84% of the coin-operated laundromats are less than 4,000 square feet, with the average laundromat size being approximately 2,480 square feet.

     According to the 1997 Coin Laundry Industry Survey, the average annual revenue generated by a laundromat in the United States is approximately $151,000, the median laundromat generates approximately $93,700 in annual revenue, and only 6% of laundromats generate greater than $300,000 in annual revenues. The average store has 33 washers and 19 dryers and the typical washer equipment mix includes over 58% top load machines. Management believes that top load machines have a significantly shorter life and are less profitable to operate than front load machines.

     Management believes the lack of any substantial owner-operators of coin-operated laundromats has created an industry characterized by stores lacking in consistency, security, cleanliness and service capability. Additionally, typical operators rarely reinvest in their stores after making their initial investment, resulting in a deteriorating stock of retail coin-operated laundromats.

CURRENT OPERATIONS AND PLANNED EXPANSION

     The Company's current operations and its planned expansion focus on achieving a "critical mass" of SpinCycle stores in its targeted markets. Management expertise focuses on employing rigorous, standard criteria to development, acquisitions and operations in order to achieve steady, repeatable store performance. As of October 27, 1998, the Company had opened 150 stores in 25 markets across the United States. Of these 150 stores, the Company developed 86 stores and purchased 64 stores. During the balance of 1998, management expects to open approximately 26 additional stores. As of October 27, 1998, the Company had ten leased stores under construction, nine leases executed and signed letters of intent to acquire seven stores, all of which management expects to open or acquire by year end 1998. The following map summarizes the current states and markets in which the Company operates as well as the states and markets which the Company intends to enter through 1999:

                                [SPIN CYCLE MAP]

SPINCYCLE'S EXPANSION STRATEGY

     Through 1998 and beyond, the Company intends to expand upon its leading position in the national retail coin-operated laundromat industry through a systematic two-pronged approach of opportunistic development and consolidation. SpinCycle intends to continue to expand in 1998 primarily within its 25 existing markets. Substantial development and acquisition activity in 1999 and beyond is dependent upon the Company obtaining additional capital and/or borrowing capacity.

     SpinCycle approaches expansion methodically, utilizing its knowledge of the SpinCycle customer as the basis for its growth. Whether acquiring or developing locations within existing or new markets, the Company bases its expansion decisions on a careful examination of the market. Based upon demographic studies analyzing the concentration of the typical SpinCycle customer, the Company determines its target markets and defined trade areas within these markets and opportunistically develops or acquires stores that meet, or can be converted in order to meet, SpinCycle's target store economics. Management believes such an approach to expansion allows the Company to rapidly achieve a leading position within markets that support the SpinCycle concept.

     Market Plan. SpinCycle considers its market plan the first step in its expansion process. Based on management's understanding of its core customer, SpinCycle identifies markets that contain a base of its target customers sufficient to support a critical mass of SpinCycle stores. Once a market of such size is identified, SpinCycle gathers detailed demographic information to define individual trade areas that the Company believes encompass the majority of potential SpinCycle customers in the overall market. Finally, SpinCycle identifies all eligible development sites and acquisition candidates within these defined trade areas that are best suited to service the trade area. Markets are identified using detailed third party demographic information including population density, median household income, average household size and age, renter/owner ratios and annual laundromat spending densities.

     SpinCycle considers a trade area sufficient if it has a population density of at least 15,000 households with a median household income ranging from $25,000 to $35,000 per year, average household size of greater than two occupants, a renter-occupied housing percentage of at least 50% and annual laundromat spending densities in excess of $1.0 million. The Company defines trade areas by, among other criteria, six to seven minute average drive times to the potential site, geographic barriers, traffic patterns and major thoroughfares. Once the trade areas are defined, the Company's real estate professionals, aided by local real estate brokers, gather information on competition, traffic counts and patterns, locations of high traffic retailers (such as discount stores and grocery stores) and the locations of retailers which cater to a customer base similar to SpinCycle's (such as dollar stores, rent-to-own stores and check-cashing stores). Such information is used to create the real estate strategy for a particular trade area. After mapping this information, the real estate professionals identify (i) key intersections for potential SpinCycle locations and (ii) potential acquisition candidates within the trade area.

     Development. Once the market plan is complete and all trade areas are defined, the Company's regional real estate professional develops a list of all potential SpinCycle sites within the given trade areas. Key factors in identifying potential SpinCycle sites are store visibility and profile, access, size, signage, parking, location, economics, expected transaction timing and estimated store volume. Several tours of the trade area are performed to ensure that the Company evaluates all available sites. Concurrently, the real estate team begins negotiations to lease desired space and to secure tenant improvement contributions by the landlord and/or evaluate potential acquisitions. The typical SpinCycle lease is for a ten year term with between two and four five year renewal options with 10-12% rent escalation every five years.

     Once potential development sites are identified, the Company's regional real estate professional and regional construction manager prepare a development budget for each store at its particular site. If the store can be developed within budgeted criteria, the site is submitted for final field approval by the Chief Development Officer. Upon completion of field approval, a comprehensive site evaluation package is submitted for approval by SpinCycle's senior management.

     Once a site is approved, the Company's nationwide network of general contractors, design firms and architectural firms allows SpinCycle to quickly and accurately customize it to the SpinCycle format while minimizing development overrun costs. The Company typically requires a minimum of three bids for any construction project. The Company's regional construction managers are usually familiar with the work of the contractors they engage thus further helping to ensure a timely, consistent and high quality build-out. By coordinating construction efforts through Company construction professionals, management believes it has been able to realize significant development cost savings through on-going improvements in site design and engineering.

     Acquisitions. SpinCycle targets the acquisition of existing laundromats which (i) enhance SpinCycle's rapid achievement of critical mass in targeted markets and allow strategic consolidation of local competitors, (ii) eliminate duplicative development efforts, (iii) provide immediate mature cash flow and
(iv) can be easily converted to SpinCycle's store concept. SpinCycle identifies and acquires acquisitions through its regional real estate professionals, advertising in industry trade journals, contacts provided by equipment manufacturers and distributors and referrals from other sellers. Additionally, because the typical laundromat owner has historically lacked an exit strategy, SpinCycle often receives unsolicited inquiries from potential sellers. During 1997, SpinCycle acquired 27 laundromats in seven markets.

     SpinCycle utilizes a proprietary financial model based on utility consumption rates and machine mix to verify the historical revenue information provided by a potential acquisition candidate. Additionally, a thorough analysis of a potential acquisition candidate's competitive position within its trade area helps to ensure the Company's ability to sustain such historical cash flows. The Company has typically purchased stores at a 4.0x-5.0x Store EBITDA, pro forma for the Company's anticipated expense levels (or 3.0x-4.0x historical Store EBITDA), although from time to time the Company has acquired, and expects that in the future it will acquire, existing laundromats based upon other strategic considerations.

OPERATIONS

     Once a store is opened, SpinCycle believes that its manner of operations distinguishes it from its competition. Key components of SpinCycle's operating strategy include (i) heavy emphasis on customer satisfaction and superior facility maintenance, (ii) facility security and (iii) loss prevention through management controls. SpinCycle considers customer satisfaction paramount in its efforts to build a successful chain of branded coin-operated laundromats. To ensure customer satisfaction, SpinCycle expends significant resources training store employees to provide consistent and reliable store appearance, extraordinary customer service and facility maintenance.

     Customer Satisfaction and Facility Maintenance. SpinCycle has established high quality standards in an industry characterized by its lack of attention to customer service and satisfaction. Management believes its equipment configuration and store design is unique and ensures customer satisfaction by providing a pleasant in-store experience and minimizing the time necessary to complete full laundry cycles. Stores generally are open from 7:00 a.m. to 10:00 p.m. daily, with some stores open for extended hours. Several Acquired Stores are open 24 hours.

     Facility cleanliness and customer service are hallmarks of the Company's operations. Store employees regularly clean all elements of the facility. Employees are trained according to the Company's prescribed program to execute precisely a scheduled and highly structured daily cleaning program of the machines and the entire physical plant and to provide superior levels of customer service by assisting customers with all matters of machine usage and laundry care, thus further enhancing the customer's satisfaction.

     SpinCycle also strives to keep all of its equipment in good working order. The Company's success in machine maintenance results from its insistence upon purchasing high quality commercial washers and dryers and training in-store staff to execute routine maintenance programs. Approximately 80% of the washers in a SpinCycle store are front load washers, which management believes are more durable and more efficient to operate than top loaders. Store employees are also trained to troubleshoot machine problems before referring matters to service technicians. The Company's next generation proprietary store control system was site-tested in the second quarter of 1998. Future enhancements include the ability to remotely monitor and diagnose maintenance issues and to provide maintenance personnel access to the maintenance history of each machine and an advance indication of the nature of a problem in order to ensure that service technicians have the parts necessary to complete a service call. These enhancements cannot, however, be implemented until the laundry equipment manufacturers make some hardware adjustments.

     Facility Security. SpinCycle places significant emphasis on providing a store that is safe and secure both for customers and employees. A substantial component of SpinCycle's target customers -- women in urban neighborhoods -- have indicated that safety is a paramount concern. To provide a secure facility and thereby promote employee and customer safety, the Company typically uses the following precautionary measures: video surveillance and monitoring systems, armored car services, panic buttons in every store, safety training and well lighted interiors and exteriors. In addition, SpinCycle's store attendants monitor the safety and security of the store.

     Management Controls. SpinCycle installs a network interface card ("NIC") in each of its washers and dryers. These cards are connected to a personal computer in the store which polls the individual NIC's, creating a local area network ("LAN"). The LAN in each store is linked via modem to the Company's headquarters enabling management to track daily performance of each machine at each store and thereby constantly evaluate actual store performance versus budgeted levels. Such tracking also enables the real estate and operations departments to evaluate overall market strategy and make necessary adjustments in the site criteria used to make future real estate decisions.

     The store control system records each machine activation and downloads this information to corporate headquarters nightly. Cash management involves a process of daily coin collection by employees, who then deposit the cash into a store safe. The cash is then collected by Brinks Incorporated or another armored car service. The collected amount is reconciled against the Company's data collected from the store control system. SpinCycle's cash handling procedures are designed to minimize the risk to employees as well as the potential for theft, as theft is detectable from the daily reconciliation reports. The implementation of these cash handling procedures has allowed the Company to maintain annual shrinkage of less than 0.50%. In addition to providing an effective auditing mechanism, the system also assists management in making staffing, operating and security decisions, as well as determining optimal machine mix and configuration.

MARKETING

     The Company believes that a significant amount of its per store customer base is generated through brand identification and word of mouth, but SpinCycle also actively markets to increase a store's market penetration. SpinCycle's store marketing strategy typically includes a grand opening program, in-store signage and ongoing promotions. A store's grand opening program generally commences four weeks prior to opening a store and includes banners, facility tours with community leaders and promotional partnerships with local businesses and civic organizations, including the United Negro College Fund, the Boys and Girls Club and community churches. A direct mail promotional incentive is generally sent to potential customers to raise awareness and interest in the SpinCycle concept. After a store has been operating for several months, the Company may run additional promotions such as a "Half Off Wash" or "Free Dry" to generate additional customer visits. The Company has found that such promotions drive significant additional customer traffic and result in a permanent increase in its customer base, thus increasing revenue following such promotions. The Company uses in-store signage to teach its customers about the advantages of SpinCycle's unique machine mix (e.g., using a double load front load washer versus a single load top loader) and facility. Other marketing initiatives have included focus groups, billboard advertising and community outreach programs.

     SpinCycle actively promotes off-peak usage by offering mid-week specials such as reduced wash or dry prices. SpinCycle's next generation store control system is expected to allow for remote price changing, which is expected to enable corporate management to run mid-week price reductions and other promotions from SpinCycle headquarters. Management believes that this capability should help the Company to substantially increase non-peak hour demand for its equipment and generate significant incremental revenue.

COMPETITION

     Although there is no single chain of laundromats with which the Company competes on a national basis, the Company experiences significant competition in all of its markets from local "mom and pop" operators and, in some markets, from regional chains. For example, in Texas, the Company competes against KwikWash, which is a chain of over 150 stores owned by Coinmach Corporation, a publicly traded company. While Coinmach Corporation has substantially greater resources than the Company, KwikWash stores are on average smaller and, management believes, deliver significantly inferior service than the Company's prototype store delivers. The Company also competes against other laundry services available to potential customers, including laundry facilities available in their homes or apartment buildings (including those serviced by route service operators) and independently owned neighborhood coin-operated laundromats. Laundry facilities at apartment buildings are often maintained by route operators whose resources are also often substantially greater than the Company's.

     Management believes that the principal competitive factors in the retail coin laundry industry are convenient location, adequate parking, a varied equipment mix, functioning machines, attended facilities and customer satisfaction. Management believes it is superior to its competitors in each regard. See "Risk Factors -- Competition."

EMPLOYEES

     As of September 6, 1998, the Company had 759 total employees of whom 459 are full time and 300 are part-time. Each of the Company's full-time employees is eligible for medical benefits, which management believes helps the Company hire and retain the best available employees. The Company's part-time employees work primarily in the Company's stores and are engaged primarily in customer service functions.

FACILITIES

     The Company leases its approximately 15,500 square foot corporate office in Scottsdale, Arizona pursuant to a five year lease, expiring July 2002.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth the age and position of the executive officers and directors of the Company:

NAME                             AGE                        POSITION
----                             ---                        --------
Peter L. Ax....................  39     Chief Executive Officer and Chairman of the Board
Christopher A. Lombardi........  37     Chief Development Officer
James R. Puckett...............  36     Chief Financial Officer
Matthew B. Campbell............  42     Vice President, Operations
                                        Chief Information Officer, Vice President,
Patrick H. Boyer...............  36     Finance
John S. Banas, III.............  36     General Counsel
Alfredo Brener.................  46     Director
Dean Buntrock..................  67     Director
James E. Hutton................  60     Director
John H. Muehlstein.............  43     Director
Peer Pedersen..................  73     Director
John Wallace...................  38     Director

     Peter L. Ax has been the Chief Executive Officer since January 1998 and the Chairman of the Board since March 1998. From December 1996 to January 1998 Mr. Ax was Chief Financial Officer and was Vice Chairman of the Board from December 1996 until March 1998. From March 1995 to December 1996, Mr. Ax served as Head of the Private Equity Division and Senior Vice President of Lehman Brothers. From March 1994 to March 1995, Mr. Ax was responsible for the private placement of fixed income securities on the fixed income syndicate desk at Lehman Brothers. From September 1991 to March 1994, Mr. Ax served in the Investment Banking Division of PaineWebber, Inc. Mr. Ax has an M.B.A. from The Wharton School at the University of Pennsylvania, a J.D. from the University of Arizona and a B.S. from the University of Arizona and is a C.P.A.

     Christopher A. Lombardi has been the Chief Development Officer since March 1996. From May 1994 to March 1996, Mr. Lombardi served as Vice President of Development of Northstar Restaurants, Inc., a franchise area developer for Boston Chicken, Inc., where he coordinated and directed the real estate selection and construction in developing 54 stores in 22 months. From May 1990 to May 1994, Mr. Lombardi served as Franchise Operations Manager for Blockbuster Video, Inc. During his four years at Blockbuster, Mr. Lombardi's territory grew from 29 to 79 stores in the midwestern United States and western Canada. Mr. Lombardi has a B.A. from the University of Chicago.


     James R. Puckett has been the Chief Financial Officer since May 1998. Previously he was Vice President of Corporate Development from May 1997 to May 1998. From June 1995 to May 1997, Mr. Puckett was a senior member of the Real Estate Finance Group in the Fixed Income Division of Donaldson, Lufkin & Jenrette, Inc. where he was responsible for underwriting debt securities. From July 1990 to May 1995, Mr. Puckett served in the Investment Banking Division of PaineWebber, Inc. Previously, Mr. Puckett served in the Corporate Finance Department of Drexel Burnham Lambert Incorporated where he was responsible for underwriting equity and debt securities and merger and advisory assignments. Mr. Puckett has a B.A. from the University of New Mexico.


     Matthew B. Campbell has been Vice President, Operations since July 1998. Previously, he was the Chief Learning Officer from November 1997 to July 1998. From September 1990 through November 1997 Mr. Campbell was employed by Thorn Americas where he served as the Senior Director of Training, Management and Development. Prior to joining Thorn Americas, Mr. Campbell served as a professor of Political Science at Troy State University. Mr. Campbell has a B.A. from Southwest Texas State University, an M.A. from the University of Toledo and a Ph.D. (ABD) from the University of Virginia.

     Patrick H. Boyer has been the Chief Information Officer and Vice President, Finance since May 1998, He was Chief Financial Officer from March 1998 to May 1998. Previously, Mr. Boyer was the Chief Information Officer from March 1996 until March 1998 and was the Vice President of Finance from March 1996 to August 1997. From July 1994 to March 1996, Mr. Boyer was President of Portable Systems Solutions, Inc., a management information systems consulting firm. From August 1992 to June 1994, Mr. Boyer was National Sales Manager for Lisa Frank, Inc., a stationery and school supply manufacturer. Previously, Mr. Boyer had been Controller at Hogue Printing, Inc. and worked at Arthur Andersen and Co. and Andersen Consulting. Mr. Boyer has an M.B.A. from the University of Missouri and a B.A. from Trinity University.

     John S. Banas, III has been General Counsel since July 1998. Previously, Mr. Banas served as Senior Corporate Counsel for Lam Research Corp. from December 1995 to January 1998. From October 1992 to December 1995, Mr. Banas was an associate at the law firm of Wilson, Sonsini, Goodrich & Rosati. Mr. Banas has a J.D. from Northwestern University School of Law and a B.A. from Tufts University.

     Alfredo Brener has been a Director since June 1996. Since 1987 Mr. Brener has been President and Chief Executive Officer of Breco Holdings, Inc., a Houston-based diversified holding company. Mr. Brener is the former Chairman of the Board of Boys Market, Inc., a Los Angeles-based supermarket chain; Grupo Mexicano de Video, S.A. de C.V., the Blockbuster Mexico franchisee; Discovery Zone de Mexico, S.A. de C.V., the Discovery Zone Mexico franchisee; and a director of Fiesta Mart Supermarket, a Houston-based supermarket chain. Mr. Brener is also a director of E-Stamp Corp. and Super Stand Entertainment Co.

     Dean Buntrock has been a Director since January 1998. Mr. Buntrock was the founder and Chairman of the Board of Waste Management, Inc. from 1968 to July 1997 and was its Chief Executive Officer from 1968 until June 1996 and from February 1997 until August 1997. Mr. Buntrock was Chairman of the Board of Wheelabrator Technologies, Inc. from March 1997 until December 1997. Mr. Buntrock was also a director of Boston Chicken, Inc., WM International, First National Bank of Chicago and Stone Container Corp.

     James E. Hutton has been a Director since April 1996. Since June 1993, Mr. Hutton has been Vice President of Operations for Burrel Professional Labs, Inc. Mr. Hutton serves on the boards of Indiana Federal Savings Bank; North Coast Distributing Company, a Miller Beer distributor; and T. P. Orthodontics, a manufacturer of orthodontic prosthesis devices. From 1973 to 1993, Mr. Hutton was a tax partner with Geo. S. Olive & Co., a public accounting firm. Previously, Mr. Hutton was with the accounting firm of Dogan, Roby & Company. Mr. Hutton is a C.P.A.


     John H. Muehlstein has been a Director since April 1997. Since 1986, Mr. Muehlstein has been a partner of Pedersen & Houpt, P.C., Chicago, Illinois, counsel to the Company. Mr. Muehlstein's practice focuses on private capital transactions and corporate finance. Mr. Muehlstein is a director of Blue Rhino Corporation and Einstein/Noah Bagel Corp. Mr. Muehlstein is a nephew of Mr. Pedersen, another director of the Company.


     Peer Pedersen has been a Director since November 1997. Mr. Pedersen has been a partner of the law firm Pedersen & Houpt, P.C. for the past 40 years and is its Chairman and Managing Partner. Mr. Pedersen is also a director of Boston Chicken, Inc., Latin American Growth Fund, Tennis Corporation of America, Extended Stay America, Inc. and Spraying Systems Co. Mr. Pedersen is an uncle of Mr. Muehlstein, another director of the Company.

     John Wallace has been a Director since June 1996. From June 1996 to September 1997, Mr. Wallace was a Regional Vice President -- Real Estate for the Company. From March 1994 to March 1996, Mr. Wallace served as a Director in the Corporate Finance/Merchant Banking Department at First Southwest Company. In 1986, Mr. Wallace founded and, from 1986 to 1989, he served as the President of Houston Video Enterprises, which had the rights to Blockbuster Video franchises for the Houston area. During this period Mr. Wallace assisted with the opening of 12 company-owned video superstores and 40 additional franchise stores. In 1990, Mr. Wallace and several equity partners formed Grupo Mexicano de Video, S.A. de C.V. which held the franchise rights to Blockbuster Video in Mexico. Mr. Wallace served as the General Director from 1990 through 1993, during which time Grupo Mexicano de Video opened in excess of 80 stores throughout Mexico.

DIRECTOR COMPENSATION

     Currently, the Company's directors receive no cash compensation for serving on the Board of Directors. They do, however, receive reimbursement for expenses reasonably incurred in connection with their service to the Company as directors. There is also a Non-Employee Director Stock Option Plan pursuant to which as of July 1 of each year each non-employee director is entitled to a grant of an option to purchase 20 shares of Common Stock which vest over three years on each anniversary of the grant date. The initial grants under the plan vested immediately. Options to purchase 100 shares per the initial grants to directors and 120 shares per the 1998 grant are outstanding.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has an Audit Committee (the "Audit Committee"), a Compensation and Organization Committee (the "Compensation Committee") and a Finance Committee (the "Finance Committee"). The Audit Committee is composed of Messrs. Hutton and Brener. The Audit Committee is responsible for reviewing the scope of the independent auditors' examinations of the Company's financial statements and receiving and reviewing their reports. The Audit Committee also meets with the independent auditors, receives recommendations or suggestions for changes in accounting procedures and initiates or supervises any special investigations it may choose to undertake. The Compensation Committee is composed of Messrs. Buntrock, Muehlstein and Pedersen. Messrs. Muehlstein and Pedersen are members of the law firm of Pedersen & Houpt, P.C. which serves as counsel to the Company. See "Certain Transactions." The Compensation Committee determines the Company's policies with respect to the nature and amount of all compensation of the Company's executive officers and administers the Company's employee option plans. The Finance Committee is composed of Messrs. Buntrock, Pedersen and Wallace. The Finance Committee is responsible for overseeing the Company's borrowing and capital raising activities.

EXECUTIVE COMPENSATION

     Summary Compensation Table. The following table sets forth the compensation paid by the Company during the year ended December 28, 1997 to the Company's Chief Executive Officer and its four other executive officers with annual compensation of $100,000 or more (collectively, the "Named Executive Officers"). The Company did not grant stock appreciation rights or stock options to any Named Executive Officer during the year ended December 28, 1997.

                                                                               LONG-TERM COMPENSATION
                                                 ANNUAL COMPENSATION         ---------------------------
                                           -------------------------------   SECURITIES
                                                                 OTHER       UNDERLYING
                                                                 ANNUAL        STOCK         ALL OTHER
                                  FISCAL   SALARY    BONUS    COMPENSATION    OPTIONS       COMPENSATION
NAME AND PRINCIPAL POSITION        YEAR      ($)    ($)(1)       ($)(2)         (#)             ($)
---------------------------       ------   ------   ------    ------------   ----------     ------------
Patrick A. Clifton..............   1997    200,000   44,167      36,900           --            --
  Chief Executive Officer
  and Chairman(3)
Peter L. Ax.....................   1997    150,000  450,000(4)        --(5)  8,038(6)(7)        --
  Chief Financial Officer
  and Vice Chairman(8)
Bruce D. Mosby..................   1997    200,000       --      33,300      4,038(7)           --
  Chief Operating Officer(9)
Christopher A. Lombardi.........   1997    110,640   25,000      32,300      2,038(7)           --
  Chief Development Officer
Patrick H. Boyer................   1997     86,650   25,000      40,700      2,038(7)           --
  Chief Information Officer

---------------
(1) As of year end 1997, the Company accrued $338,754 for bonuses for all employees for fiscal 1997. In May 1998, the Compensation Committee agreed to pay cash bonuses to the senior executive officers as follows: Mr. Ax, $50,000; Mr. Lombardi, $25,000; and Mr. Boyer, $25,000 (of which $22,800 was guaranteed). Mr. Clifton's bonus was not part of the accrual.

(2) The amounts presented for each of the Named Executive Officers are comprised primarily of relocation compensation related to the Company's move to Arizona and automobile allowances.

(3) Mr. Clifton was Chief Executive Officer of the Company until his resignation on January 21, 1998; he was Chairman of the Board of Directors until his resignation on February 27, 1998. Mr. Clifton resigned to pursue other interests. Pursuant to a severance agreement dated February 27, 1998, the Company has agreed to pay Mr. Clifton $200,000 in annual compensation, plus continue disability benefits for him and medical benefits for him and his immediate family through February 2001. Concurrently with the execution of the severance agreement, the Company agreed to forgive a loan to Mr. Clifton in the amount of $50,000, plus accrued interest thereon, Mr. Clifton relinquished certain stock option and first refusal rights he had held and the Company redeemed approximately 75% of Mr. Clifton's holdings of Common Stock (18,019 shares) in exchange for an extra year of compensation beyond the term to which he was entitled pursuant to his employment agreement.

(4) In April 1997, the Company paid Mr. Ax $400,000 for services rendered prior to joining the Company in connection with the private offer and sale of the Company's Series B Stock. Mr. Ax was engaged by the Company in lieu of engaging an investment bank as placement agent.

(5) Mr. Ax received perquisites and other personal benefits in addition to salary, cash bonuses and other annual compensation. The amounts of such perquisites and other personal benefits are not shown because the aggregate amount of such compensation, if any, for Mr. Ax during the 1997 fiscal year did not exceed the lesser of $50,000 or 10% of total salary and bonus reported for such executive officer.

(6) As a founder of the Company, Mr. Ax was granted an option to purchase 8,000 shares of Common Stock at $125.00 per share. These options vest over time upon attaining certain performance goals, provided, however, that if such goals are not attained by December 15, 2001 such options shall be fully vested. Mr. Clifton waived his rights to similar options in his severance agreement dated February 27, 1998.

(7) Each of Messrs. Ax, Mosby, Lombardi and Boyer were granted fully vested options to purchase 38 shares of Common Stock in connection with their respective agreements to relocate to Arizona.

(8) Effective January 21, 1998, Mr. Ax became Chief Executive Officer of the Company. Effective March 4, 1998, Mr. Ax became Chairman of the Company.

(9) Effective July 7, 1998, Mr. Mosby was terminated by the Company. Mr. Mosby and the Company are in discussions regarding severance payments.

OPTION EXERCISES AND FISCAL YEAR END OPTION VALUES

     The following table sets forth certain information with respect to the value of the stock options held by the Named Executive Officers at December 28, 1997. No Named Executive Officer exercised any stock options or stock appreciation rights during the year ended December 28, 1997 or had any stock appreciation rights outstanding at December 28, 1997.

                         FISCAL YEAR END OPTION VALUES

                                              NUMBER OF SECURITIES
                                                   UNDERLYING
                                                  UNEXERCISED            VALUE OF UNEXERCISED
                                                   OPTIONS AT            IN-THE-MONEY OPTIONS
                                                  DECEMBER 28,             AT DECEMBER 28,
                                                   1997(#)(1)                 1997($)(2)
                                              --------------------       --------------------
                                              VESTED     UNVESTED        VESTED     UNVESTED
                                              ------     --------        ------     --------
Patrick A. Clifton..........................     --           --             --           --
Peter L. Ax.................................     38        8,000(3)          --      600,000
Bruce D. Mosby..............................    838        3,200(4)      60,000           --
Christopher A. Lombardi.....................    438        1,600         30,000      120,000
Patrick H. Boyer............................    438        1,600         30,000      120,000

---------------
(1) All of the options granted to the Named Executive Officers were granted under the 1995 Option Plan (as defined). The options granted were for shares of the Company's Common Stock. Unless otherwise noted, the options granted to the Named Executive Officers vest 20% on each anniversary of the grant.

(2) With the exception of the vested options for 38 shares of Common Stock granted to Messrs. Ax, Mosby, Lombardi and Boyer with an exercise price of $200.00 per share, each of the options granted to the Named Executive Officers is exercisable at a price of $125.00 per share of Common Stock.

(3) Mr. Ax's options vest upon attainment of certain performance goals, provided, however that if such goals are not attained by December 15, 2001, such options shall be fully vested.

(4) As of October 5, 1998, Mr. Mosby's rights to his vested options had expired.

EMPLOYMENT AGREEMENTS

     The Company has entered into employment agreements with each of Messrs. Ax and Lombardi. Mr. Ax's agreement, effective as of December 1, 1996 has a term of four years with automatic one year extensions thereafter, subject to the provision of at least six months written notice by either party. The agreement includes a one year post-termination non-competition clause. If Mr. Ax is terminated by the Company for any other reason except for "cause" as defined in the agreement, Mr. Ax is entitled to salary and benefits for the remainder of the term of the agreement, including any bonuses accrued but unpaid as of the date of termination. In the event of a merger, consolidation or sale of all or substantially all of the Company's assets, or a reorganization or recapitalization pursuant to which at least a majority of the equity investment and voting control is the same as the Company's, the Company may assign its obligations under the agreement to the surviving or purchasing entity. The terms of the employment agreement between the Company and Mr. Lombardi is substantially the same as with Mr. Ax except that upon termination other than for "cause" Mr. Lombardi is entitled to salary and benefits for only one year.

1995 AMENDED AND RESTATED STOCK OPTION PLAN

     The Company adopted a stock option plan in 1995, which was amended and restated in 1997 (the "1995 Option Plan") to attract, retain and motivate selected employees and officers of the Company. The 1995 Option Plan was approved by the stockholders of the Company in June 1997. Pursuant to the 1995 Option Plan, options to purchase up to 69,270 shares of the Company's Common Stock may be granted to employees or consultants to the Company. The 1995 Option Plan is administered by the Compensation Committee which determines the persons who are to receive options and the number of shares subject to each option. As of September 6, 1998, options covering an aggregate of 38,025 shares of Common Stock were outstanding, of which 7,903 were vested and none had been exercised.

NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN

     In 1997, the Company adopted a non-employee director stock option plan (the "Director Option Plan") to attract and compensate non-employee directors of the Company. The Director Option Plan was approved by the stockholders of the Company in June 1997. The Company has reserved 2,000 shares of Common Stock for issuance under the Director Option Plan effective upon the consummation of the Private Placement. Pursuant to the plan, all non-employee directors as of the effective date of the Director Option Plan (July 1, 1997) and as of the first board meeting after the annual stockholders meeting of each year beginning in 1998 are entitled to a grant of options to purchase 20 shares of Common Stock at a price per share equal to the fair market value per share of the Common Stock as of the grant date. The initial grants under the plan vested immediately; subsequent grants vest over three years on each anniversary of the grant dates. As of September 6, 1998, options to purchase 220 shares have been granted under the Director Option Plan, of which 100 are vested and the other 120 vest over three years, one third on each anniversary of the grant date of July 1, 1998. See "-- Director Compensation."

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the capital stock of the Company as of October 27, 1998 by (i) each person known by the Company to own beneficially more than 5% of the Company's capital stock; (ii) each director of the Company; (iii) each Named Executive Officer; and (iv) all executive officers and directors as a group.

                                                         NUMBER OF SHARES
                                                         OF CAPITAL STOCK
                                                           BENEFICIALLY       PERCENT OF
NAME                                                         OWNED(1)        VOTING RIGHTS
----                                                     ----------------    -------------
DIRECTORS AND EXECUTIVE OFFICERS:
Dean Buntrock(2).......................................       25,675              8.26%
Peer Pedersen(3).......................................       24,551              7.90
Peter L. Ax(4)(13).....................................        8,655              2.79
Patrick A. Clifton(5)..................................        7,426              2.39
John Wallace(6)........................................        2,900                 *
Patrick H. Boyer(7)(13)................................        2,038                 *
Christopher A. Lombardi(8)(13).........................        2,038                 *
Bruce D. Mosby(9)......................................          800                 *
James E. Hutton(10)....................................        1,073                 *
John H. Muehlstein(11).................................          804                 *
Alfredo Brener(12).....................................           20                 *
                                                             -------             -----
          Total for Directors and Executive
            Officers(14)...............................       77,700             25.02%
                                                             =======             =====
OTHER BENEFICIAL OWNERS:
Howard C. Warren(15)...................................       23,681              7.62
William Farley(16).....................................       21,420              6.89
                                                             -------             -----
          Total for All Beneficial Owners (16
            persons)...................................      122,801             39.54%
                                                             =======             =====

---------------
 *  Less than 1%.

 (1) Includes shares of Common Stock, Series A Stock, Series B Stock, Series C Stock, vested options to purchase Common Stock and options to purchase Common Stock which will vest within 60 days.

 (2) Includes 4,319 shares of Series C Stock and 432 shares of Common Stock held by Mr. Buntrock, 386 shares of Series A Stock and 2,421 shares of Series B Stock held by Mr. Buntrock's wife, and 772 shares of Series A Stock, 4,842 shares of Series B Stock, 11,366 shares of Series C Stock and 1,137 shares of Common Stock held by The Butterfield Group L.L.C., of which Mr. Buntrock's wife is the manager. The business address of Mr. Buntrock is Oakbrook Terrace Tower, One Tower Lane, Suite 2242, Oakbrook Terrace, Illinois 60181.

 (3) Includes 4,352 shares of Series A Stock, 9,684 shares of Series B Stock, 9,559 shares of Series C Stock and 956 shares of Common Stock. The business address of Mr. Pedersen is 161 North Clark Street, Suite 3100, Chicago, Illinois 60601.

 (4) Includes 450 shares of Series C Stock, 8,167 shares of Common Stock and vested options to purchase 38 shares of Common Stock held by Mr. Ax.

 (5) Includes 6,026 shares of Common Stock owned by Mr. Clifton and 1,400 shares of Series A Stock owned jointly by Mr. Clifton and his wife. Mr. Clifton's business address is c/o Ms. Karen McConnell, Fennemore Craig, P.C., 3003 North Central Avenue, Suite 2600, Phoenix, Arizona 85012.

 (6) Includes 2,880 shares of Series A Stock and vested options to purchase 20 shares of Common Stock held by Mr. Wallace. The business address of Mr. Wallace is 3624 Ella Lee Lane, Houston, Texas 77027.

 (7) Includes 1,200 shares of Common Stock and vested options to purchase 838 shares of Common Stock held by Mr. Boyer.

 (8) Includes 1,200 shares of Common Stock and vested options to purchase 838 shares of Common Stock held by Mr. Lombardi.

 (9) Includes 800 shares of Common Stock held by Mr. Mosby. Mr. Mosby is no longer employed by the Company. His business address is 1011 East Port Au Prince Lane, Phoenix, Arizona 85022.

(10) Includes 800 shares of Series A Stock, 230 shares of Series C Stock, 23 shares of Common Stock and vested options to purchase 20 shares of Common Stock held by Mr. Hutton. The business address of Mr. Hutton is 1311 Merrilville Road, Crown Point, Indiana 46307.

(11) Includes 484 shares of Series B Stock, 273 shares of Series C Stock and 27 shares of Common Stock held jointly by Mr. Muehlstein and his wife. Mr. Muehlstein also has vested options to purchase 20 shares of Common Stock. Mr. Muehlstein's business address is 161 North Clark Street, Suite 3100, Chicago, Illinois 60601.

(12) Includes vested options to purchase 20 shares of Common Stock held by Mr. Brener. The business address of Mr. Brener is 5298 Memorial Drive, Houston, Texas 77007.

(13) The address of each such person is 15990 N. Greenway/Hayden Loop, Suite 400, Scottsdale, Arizona 85260.

(14) Includes vested options to purchase 1,720 shares owned by other executive officers of the Company not listed above.

(15) Includes 4,351 shares of Series A Stock, 9,684 shares of Series B Stock, 8,769 shares of Series C Stock and 877 shares of Common Stock. Mr. Warren's business address is c/o Absolute Ventures, 420 Green Bay Road, Suite 103, Kenilworth, Illinois 60043.

(16) Includes 579 shares of Series A Stock, 3,632 shares of Series B Stock, 1,136 shares of Series C Stock and 114 shares of Common Stock held by the Fruit of the Loom, Inc. Senior Executive Officer Deferred Compensation Trust of which Mr. Farley is the sole member of the Pension Investment Committee of the Board of Directors of Fruit of the Loom, Inc., which maintains sole voting power and investment power over these shares; 386 shares of Series A Stock and 2,421 shares of Series B Stock held by Retirement Program of Farley Inc. of which Mr. Farley is the sole member of the Pension Investment Committee; 579 shares of Series A Stock and 3,632 shares of Series B Stock held by Farley Inc. of which Mr. Farley is the sole owner; 3,410 shares of Series C Stock and 341 shares of Common Stock held by FTL Investments Inc. of which Mr. Farley is the Chairman and Chief Executive Officer; and 2,273 Shares of Series C Stock and 227 shares of Common Stock held by the Fruit of the Loom Pension Trust of which Mr. Farley is the sole member of each Pension Investment Committee that has sole voting power and investment power over these shares; and 370 shares of Series A Stock and 2,320 shares of Series B Stock held by the Acme Boot Company, Inc. Pension Plan of which Mr. Farley is the sole member of the Investment Committee. Mr. Farley's business address is 233 South Wacker Drive, Chicago, Illinois 60606.

                              CERTAIN TRANSACTIONS

     In March 1997, Mr. Pedersen, a director of the Company, executed a personal guarantee on behalf of the Company in favor of Associated Bank in connection with an $8.0 million loan by Associated Bank to the Company. The loan was repaid in April 1997 and Mr. Pedersen's guarantee was released. Mr. Pedersen did not receive any consideration for executing the guarantee.

     In April 1997, the Company paid Mr. Ax, Chairman and Chief Executive Officer of the Company, a fee in the amount of $400,000 for services rendered prior to joining the Company in connection with the private offer and sale of the Company's Series B Stock. Mr. Ax was engaged by the Company in lieu of engaging an investment bank as placement agent.

     In April 1997, Messrs. Buntrock and Pedersen, directors of the Company, either directly or through their affiliates, purchased $1,880,853 and $1,929,080, respectively, of Series B Stock from the Company. Messrs. Buntrock and Pedersen purchased these shares on the same terms and conditions as all other purchasers of Series B Stock.

     In April 1998, Messrs. Buntrock and Pedersen, either directly or through their affiliates, purchased $1,950,300 and $2,000,020, respectively, of Series C Units, comprised of Series C Stock and shares of Common Stock.

     Messrs. Muehlstein and Pedersen are partners and members of the management committee of the law firm of Pedersen & Houpt, P.C., which has served as counsel to the Company since March 1997. In that connection, the firm has been paid fees for services rendered.

                          DESCRIPTION OF CAPITAL STOCK

     As of September 6, 1998, there were 27,763 shares of Common Stock, 76,974 shares of Series A Convertible Preferred Stock, $.01 par value ("Series A Stock"), 125,498 shares of Series B Convertible Preferred Stock, $.01 par value ("Series B Stock") and 72,930 shares of Series C Convertible Preferred Stock, $.01 par value ("Series C Stock") outstanding, held of record by 178 holders. As of such date, no shares of capital stock were held in the treasury of the Company. In addition, as of September 6, 1998, the Company had outstanding option grants exercisable for 38,025 shares of Common Stock. The following summary of certain provisions of the Company's capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, the Company's certificate of incorporation, as amended to date, by-laws and by the provisions of applicable law.

COMMON STOCK

     The Company is authorized to issue up to 630,000 shares of Common Stock, $.01 par value. Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares subject to Warrants sold by the Company in the Private Placement will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of Series A Stock, Series B Stock, and Series C Stock and any series of Preferred Stock which the Company may designate and issue in the future.

     The shares of Common Stock held by current and former members of management are subject to a stock transfer restriction agreement pursuant to which the Company has a right of first refusal to purchase any such shares which a holder desires to transfer before such shares may be transferred to any other person.

PREFERRED STOCK

     The Company is authorized to issue up to 100,000 shares of Series A Stock, 150,000 shares of Series B Stock and 120,000 shares of Series C Stock. Holders of Preferred Stock are entitled to one vote for each share held on all matters and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Preferred Stock entitled to vote in any election of directors may elect a majority of the directors standing for election. Concurrently with the closing of the Private Placement, the rights of the holders of Series A Stock, Series B Stock and Series C Stock to require the Company to purchase their shares to the Company at any time on or after June 1, 2001 (if the Company has not yet completed a qualified initial public offering) following notice to the Company by the holders of 51% or more of the Company's preferred stock were terminated. The shares of Series A Stock, Series B Stock and Series C Stock are pari passu with respect to liquidation preference.

     Series A Convertible Preferred Stock. The Company has 76,974 shares of Series A Stock outstanding. Holders of Series A Stock are entitled, along with the holders of the Series B Stock, to vote as a class to elect one person to the Board of Directors. The Series A Stock is convertible into shares of Common Stock on a one-for-one basis and will be converted into Common Stock concurrently with a qualified public offering of the Company's Common Stock. Holders of Series A Stock have preemptive rights with respect to the issuance of any equity securities of the Company. Concurrently with the closing of the Private Placement, the put rights of holders of Series A Stock were terminated. The shares of Series A Stock are fully paid and nonassessable.

     Series B Convertible Preferred Stock. The Company has 125,498 shares of Series B Stock outstanding. Holders of Series B Stock are entitled, along with the holders of the Series A Stock, to vote as a class to elect one person to the Board of Directors. The Series B Stock is convertible into shares of Common Stock on a one-for-one basis and will be converted into Common Stock concurrently with a qualified public offering of the Company's Common Stock. Holders of Series B Stock have preemptive rights with respect to the issuance of any equity securities of the Company. Concurrently with the closing of the Private Placement, the put rights of holders of Series B Stock were terminated. The shares of Series B Stock are fully paid and nonassessable.

     Series C Convertible Preferred Stock. The Company has 72,930 shares of Series C Stock outstanding. Holders of Series C Stock are entitled to vote as a class to elect one person to the Board of Directors. The Series C Stock is convertible into shares of Common Stock on a one-for-one basis and will be converted into Common Stock concurrently with a qualified public offering of the Company's Common Stock. Holders of Series C Stock have preemptive rights with respect to the issuance of any equity securities of the Company. The shares of Series C Stock are fully paid and nonassessable.

REGISTRATION RIGHTS

     The holders of Series A Stock, Series B Stock and Series C Stock have both demand and "piggyback" registration rights. At any time after the earlier to occur of (i) May 1, 1998 or (ii) the expiration of any lock up period in connection with an initial public offering by the Company, the holders of 51% of the shares of Preferred Stock outstanding may demand that the Company use its best efforts to register their shares at the Company's expense. The preferred stockholders may make up to three such demands upon the Company. The preferred stockholders also have "piggyback" registration rights pursuant to which they have the right to participate in any registration other than a registration on Form S-8 (or similar form), subject to typical underwriter reductions in shares permitted to be sold.

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

     The Company is subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware. In general, this statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transactions in which the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within the prior three years did own) 15% or more of the corporation's voting stock.

     The Company has included in its certificate of incorporation provisions to eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Delaware General Corporation Law and to indemnify its directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

     Certain provisions of the Company's certificate of incorporation and by-laws could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. Such provisions include (i) the right of Series A and Series B stockholders, voting as a single class, to elect one member of the Board of Directors, (ii) the right of Series C stockholders to elect one member of the Board of Directors, and (iii) the requirement that at least 76% of Series A stockholders approve any merger, sale of substantially all the Company's assets or similar transaction. These provisions were included as an inducement to the Company's initial investors to invest in the Company by enhancing their influence on the composition of the Board and in the policies formulated by the Board. Because these provisions could have the effect of discouraging a third party from acquiring control of the Company, they could deprive stockholders of an opportunity to realize a takeover premium. These provisions also may have the effect of limiting the price that certain investors might be willing to pay in the future for shares of the Company's capital stock and of preventing changes in the management of the Company.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's capital stock is Norwest Bank Minnesota, N.A., Minneapolis, Minnesota.

                          DESCRIPTION OF THE WARRANTS

     The Warrants were issued pursuant to the Warrant Agreement. The following summary of certain provisions of the Warrant Agreement does not purport to be complete and is qualified in its entirety by reference to all of the provisions of the Warrant Agreement, including the definitions therein of certain terms. Capitalized terms in this "Description of the Warrants" not defined in this Prospectus have the meanings ascribed to them in the Warrant Agreement.

GENERAL

     Each Warrant, when exercised, entitles the holder thereof to purchase .1839 shares of Common Stock from the Company at a price (the "Exercise Price") of $.01 per share. The Exercise Price and the number of shares of Common Stock issuable upon exercise of a Warrant are both subject to adjustment in certain cases. See "-- Adjustments" below. The Warrants currently entitle the holders thereof to acquire, in the aggregate, 26,661 shares of Common Stock representing approximately 7.2% of the Common Stock outstanding (calculated on a fully-diluted basis assuming the conversion of all securities convertible or exchangeable into or exercisable for (with or without the passage of time) shares of Common Stock and the exercise of all granted options).

     The Warrants may be exercised at any time on or after the earlier of (x) April 29, 1999 or (y) 60 days after the consummation of an initial public offering of the Company's Common Stock. Unless earlier exercised, the Warrants will expire on May 1, 2005 (the "Expiration Date"). The Company will give notice of expiration not less than 90 nor more than 120 days prior to the Expiration Date to the registered holders of the then outstanding Warrants. If the Company fails to give such notice, the Warrants will nevertheless expire and become void on the Expiration Date.

     At the Company's option, fractional shares of Common Stock may not be issued upon exercise of the Warrants. If any fraction of a share of Common Stock would, except for the foregoing provision, be issuable upon the exercise of any such Warrants (or specified portion thereof), the Company will pay an amount in cash equal to the Current Market Value per share of Common Stock, as determined on the day immediately preceding the date the Warrant is presented for exercise, multiplied by such fraction, computed to the nearest whole cent.

     Certificates for Warrants have been and will be issued in fully registered form only. No service charge will be made for registration of transfer or exchange upon surrender of any Warrant Certificate at the office of the Warrant Agent maintained for that purpose. The Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Warrant Certificates.

     In the event a bankruptcy or reorganization is commenced by or against the Company, a bankruptcy court may hold that unexercised Warrants are executory contracts which may be subject to rejection by the Company with approval of the bankruptcy court. As a result, holders of the Warrants may, even if sufficient funds are available, not be entitled to receive any consideration or may receive an amount less than they would be entitled to if they had exercised their Warrants prior to the commencement of any such bankruptcy or reorganization.

CERTAIN TERMS

     Exercise. In order to exercise all or any of the Warrants, the holder thereof is required to surrender to the Warrant Agent the related Warrant Certificate and pay in full the Exercise Price for each share of Common Stock or other securities issuable upon exercise of such Warrants. The Exercise Price may be paid (i) in cash or by certified or official bank check or by wire transfer to an account designated by the Company for such purpose or (ii) without the payment of cash, by reducing the number of shares of Common Stock that would be obtainable upon the exercise of a Warrant and payment of the Exercise Price in cash so as to yield a number of shares of Common Stock upon the exercise of such Warrant equal to the product of (a) the number of shares of Common Stock for which such Warrant is exercisable as of the date of exercise (if the Exercise Price were being paid in cash) and (b) the Cashless Exercise Ratio (the "Cashless Exercise"). The "Cashless Exercise Ratio" shall equal a fraction, the numerator of which is the excess of the Current Market Value per share of Common Stock on the date which such Warrant is exercised (the "Exercise Date") over the Exercise Price per share as of the Exercise Date and the denominator of which is the Current Market Value per share of the Common Stock on the Exercise Date. Upon surrender of a Warrant Certificate representing more than one Warrant in connection with the holder's option to elect a Cashless Exercise, the number of shares of Common Stock deliverable upon a Cashless Exercise shall be equal to the number of shares of Common Stock issuable upon the exercise of Warrants that the holder specifies are to be exercised pursuant to a Cashless Exercise multiplied by the Cashless Exercise Ratio. All provisions of the Warrant Agreement shall be applicable with respect to a surrender of a Warrant Certificate pursuant to a Cashless Exercise for less than the full number of Warrants represented thereby.

     No Rights As Stockholders. The holders of unexercised Warrants are not entitled, by virtue of being such holders, to receive dividends, to vote, to consent, to exercise any preemptive rights or to receive notice as stockholders of the Company in respect of any stockholders meeting for the election of directors of the Company or any other purpose, or to exercise any other rights whatsoever as stockholders of the Company.

     Mergers, Consolidations, etc. In the event that the Company consolidates with, merges with or into, or sells all or substantially all of its assets to, another Person, each Warrant thereafter shall entitle the holder thereof to receive upon exercise thereof, per share of Common Stock for which such Warrant is exercisable, the number of shares of common stock or other securities or property which the holder of a share of Common Stock is entitled to receive upon completion of such consolidation, merger or sale of assets. However, if (i) the Company consolidates with, merges with or into, or sells all or substantially all of its assets to, another Person and, in connection therewith, the consideration payable to the holders of Common Stock in exchange for their shares is payable solely in cash or (ii) there is a dissolution, liquidation or winding-up of the Company, then the holders of the Warrants will be entitled to receive distributions on an equal basis with the holders of Common Stock or other securities issuable upon exercise of the Warrants, as if the Warrants had been exercised immediately prior to such event, less the Exercise Price. Upon receipt of such payment, if any, the Warrants will expire and the rights of the holders thereof will cease. In the case of any such merger, consolidation or sale of assets, the surviving or acquiring person and, in the event of any dissolution, liquidation or winding-up of the Company, the Company must deposit promptly with the Warrant Agent the funds, if any, required to pay to the holders of the Warrants. After such funds and the surrendered Warrant Certificates are received, the Warrant Agent is required to deliver a check in such amount as is appropriate (or, in the case of consideration other than cash, such other consideration as is appropriate) to such Persons as it may be directed in writing by the holders surrendering such Warrants.

ADJUSTMENTS

     The number of shares of Common Stock issuable upon the exercise of the Warrants and the Exercise Price are subject to adjustment in certain events including: (i) the payment by the Company of certain dividends (or other distributions) on the Common Stock of the Company including dividends or distributions payable in shares of such Common Stock or other shares of the Company's capital stock, (ii) subdivisions, combinations and certain reclassifications of the Common Stock, (iii) the issuance to all holders of Common Stock of rights, options or warrants entitling them to subscribe for shares of Common Stock, or of securities convertible into or exchangeable or exercisable for shares of Common Stock, for a consideration per share which is less than the Current Market Value per share of the Common Stock, (iv) the issuance of shares of Common Stock for a consideration per share which is less than the Current Market Value per share of the Common Stock and
(v) the distribution to all holders of the Common Stock of any of the Company's assets, debt securities or any rights or warrants to purchase securities (excluding those rights and warrants referred to in clause (iii) above, any rights which may be issued under a stockholder rights plan and cash dividends and other cash distributions from current or retained earnings). No adjustment to the number of shares of Common Stock issuable upon the exercise of the Warrants and the Exercise Price will be required in certain events including:
(i) the issuance of shares of Common Stock in bona fide public offerings that are underwritten or in which a placement agent is retained by the Company, (ii) the issuance of options or shares of Common Stock pursuant to any option or employee benefit plans approved by the Board of Directors and (iii) the issuance of shares of Common Stock in connection with acquisitions of products, technologies and businesses other than to affiliates of the Company.

     In the event of a distribution to holders of Common Stock which results in an adjustment to the number of shares of Common Stock or other consideration for which a Warrant may be exercised, the holders of the Warrants may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. See "Certain Federal Income Tax Consequences."

     No adjustment in the Exercise Price is required unless such adjustment would require an increase or decrease of at least one percent in the Exercise Price; provided, however, that any adjustment which is not made as a result of this paragraph will be carried forward and taken into account in any subsequent adjustment.

AMENDMENT

     From time to time, the Company and the Warrant Agent, without the consent of the holders of the Warrants, may amend or supplement the Warrant Agreement for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder. Any amendment or supplement to the Warrant Agreement that has an adverse effect on the interests of the holders of the Warrants shall require the written consent of the holders of a majority of the then outstanding Warrants. The consent of each holder of the Warrants affected shall be required for any amendment pursuant to which the Exercise Price would be increased or the number of shares of Common Stock issuable upon exercise of Warrants would be decreased (other than pursuant to adjustments provided in the Warrant Agreement).

REGISTRATION RIGHTS

     Registration of Warrants. The Company is required under the Warrant Agreement to use its reasonable best efforts to cause this Registration Statement to remain effective until the earliest of (i) such time as all of the Warrants have been sold thereunder, (ii) two years after its effective date or
(iii) such time as the Warrants can be sold without restriction under the Securities Act.

     Each holder of Warrants that sells such Warrants pursuant to this Registration Statement generally is required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to the purchaser, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by certain provisions of the Warrant Agreement which are applicable to such holder (including certain indemnification obligations). In addition, each holder of Warrants is required to deliver information to be used in connection with the Registration Statement in order to have its Warrants included in the Registration Statement.

     Registration of Underlying Common Stock. The Company is required under the Warrant Agreement to use its reasonable best efforts to cause this Registration Statement to be declared effective on or before 365 days after the Issue Date and to remain effective until the earlier of (i) such time as all Warrants have been exercised and (ii) the Expiration Date.

     During any consecutive 365-day period, the Company shall be entitled to suspend the availability of the Registration Statement for up to two 45 consecutive-day periods (except for the 45 consecutive-day period immediately prior to the Expiration Date) if the Board of Directors determines in the exercise of its reasonable judgment that there is a valid business purpose for such suspension and provides notice that such determination was made to the holders of the Warrants; provided, however, that in no event shall the Company be required to disclose the business purpose for such suspension if the Company determines in good faith that such business purpose must remain confidential. There can be no assurance that the Company will be able to keep a registration statement continuously effective until all of the Warrants have been exercised or have expired.

CERTAIN DEFINITIONS

     The Warrant Agreement contains, among others, the following definitions:

     "Current Market Value" per share of Common Stock or any other security at any date means (i) if the security is not registered under the Exchange Act, (a) the value of the security, determined in good faith by the Board of Directors and certified in a board resolution, based on the most recently completed arm's-length transaction between the Company and a Person other than an Affiliate of the Company, the closing of which shall have occurred on such date or within the six-month period preceding such date, or (b) if no such transaction shall have occurred on such date or within such six-month period, the value of the security as determined by an independent financial expert or
(ii) if the security is registered under the Exchange Act, the average of the daily closing bid prices (or the equivalent in an over-the-counter market) for each Business Day during the period commencing 15 Business Days before such date and ending on the date one day prior to such date, or if the security has been registered under the Exchange Act for less than 15 consecutive Business Days before such date, then the average of the daily closing bid prices (or such equivalent) for all of the Business Days before such date for which daily closing bid prices are available; provided, however, that if the closing bid price is not determinable for at least ten Business Days in such period, the "Current Market Value" of the security shall be determined as if the security were not registered under the Exchange Act.

     "Issue Date" means April 29, 1998.

     "Person" means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

     "Separation Date" means (i) the date of commencement of an exchange offer or the date on which a shelf registration statement for the Notes is declared effective, (ii) July 29, 1998 or (iii) such earlier date as the Initial Purchaser may determine.

     "Warrant Certificates" mean the registered certificates issued by the Company under the Warrant Agreement representing the Warrants.

                       DESCRIPTION OF THE HELLER FACILITY

GENERAL

     Concurrently with the closing of the Private Placement, the Company entered into the Heller Facility with Heller Financial, Inc. ("Heller") as agent. The Heller Facility consists of a revolving credit facility in an aggregate principal amount of $40.0 million that will mature on April 28, 2002.

     Indebtedness under the Heller Facility is secured by a first priority security interest upon (i) all of the Company's now owned and hereafter acquired inventory, equipment, accounts receivable, real and personal property and all proceeds thereof and (ii) all general intangibles and other intangible assets (including, without limitation, trademarks and trade names) of the Company, if any, and proceeds thereof.

REVOLVING CREDIT FACILITY

     The Heller Facility consists of a revolving credit facility in an aggregate principal amount of $40.0 million. As of August 1998, the Heller Facility was syndicated such that Heller is obligated to provide up to $25.0 million and FINOVA Capital Corporation ("FINOVA") is obligated to provide up to $15.0 million of the $40.0 million Heller Facility. The Company will be entitled to draw amounts under the Heller Facility, subject to availability pursuant to a borrowing base formula based upon income from store operations and net book value of laundry equipment, in order to fund ongoing working capital, capital expenditures and general corporate purposes. As of September 6, 1998, approximately $14.3 million of the Heller Facility was available for the Company to draw. Until March 22, 1999, the maximum amount available under the Heller Facility is $32.5 million, which limitation shall be lifted on or after that date if certain conditions are met.

INTEREST RATES

     Obligations under the Heller Facility shall bear interest with reference to either the "Base Rate" or the "LIBOR Rate," as determined by the Company at the time each such obligation is incurred. "Base Rate Loans" shall bear interest at the rate of 0.50% plus the greater of (a) the "Bank Prime Loan" rate published by the Board of Governors of the Federal Reserve System or (b) 0.50% plus the Federal Funds Effective Rate. "LIBOR Rate Loans" shall bear interest at the rate of 2.75% plus the rate determined by dividing (a) the rate at which U.S. dollar deposits for the relevant interest period are being offered based upon information presented on the Reuters Screen LIBOR Page as of 11:00 A.M. (London time) on the day which is two business days prior to the first day of such interest period by (b) 1.0 minus the aggregate (without duplication) of the rates (expressed as a decimal) of reserve requirements on the day which is two business days prior to the beginning of such interest period for Eurocurrency funding required to be maintained by a member bank of the Federal Reserve System, rounded to the nearest 1/16 of 1%.

COVENANTS

     The Heller Facility contains certain covenants and other requirements of the Company. In general, the affirmative covenants provide for mandatory reporting by the Company of financial and other information to the agent and notice by the Company to the agent upon the occurrence of certain events.

     The Heller Facility also contains certain negative covenants and restrictions on actions by the Company including, without limitation, restrictions on indebtedness, liens, guarantee obligations, mergers, asset dispositions, certain payments, transactions with affiliates, entering other lines of business and amendments of the terms of other indebtedness. The Heller Facility requires the Company to meet certain financial covenants including a fixed charge coverage ratio subject to availability dropping below a certain threshold and covenants requiring maintenance of a minimum Mature Store average EBITDA and minimum unused availability. The Company was in compliance with all but one of these covenants at September 6, 1998. The Company has, however, obtained the waiver of the lenders with respect to this breach and thus it will not restrict the Company's ability to borrow under the Heller Facility.

EVENTS OF DEFAULT

     The Heller Facility specifies certain customary events of default including, without limitation, non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties in any material respect, cross default to certain other indebtedness and agreements, bankruptcy and insolvency events, material judgments and liabilities and unenforceability of certain documents under the Heller Facility. In addition, a "change of control" of the Company, which is defined in the Heller Facility by referring to the definition of that term in the Indenture, constitutes an event of default under the Heller Facility. The events of default under the Heller Facility are substantially similar to the events of default under the Indenture with certain exceptions.


     In July 1998 the Company and Heller Financial executed an amendment to the Heller Facility pursuant to which the Company agreed to changes in the borrowing base formula and the minimum Mature Store average EBITDA financial covenant thresholds. These thresholds were adjusted to reflect the treatment of certain personnel and advertising expenses as selling, general and administrative expenses rather than as cost of revenues -- store operating expenses, excluding depreciation and amortization. Changes were also made to certain of the Company's reporting requirements pursuant to the Heller Facility and a limitation on advertising expenses, to a maximum of 4% of annual revenues, was added. The description of the Heller Facility set forth above is qualified in its entirety by the complete text of the documents entered into in connection therewith.

                            DESCRIPTION OF THE NOTES

GENERAL

     The Company issued 144,990 Notes under an Indenture, dated as of April 29, 1998 (the "Indenture"), between the Company and Norwest Bank Minnesota, N.A., as Trustee (the "Trustee"). The following summary of certain provisions of the Indenture and the Notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, and those terms made a part thereof by reference to the Trust Indenture Act, and the Notes, including the definitions of certain terms therein. Capitalized terms in this "Description of the Notes" not defined in this Prospectus have the meanings ascribed to them in the Indenture.

TERMS OF THE NOTES

     The Notes are unsecured senior obligations of the Company, limited to $144,990,000 aggregate principal amount at maturity, and will mature on May 1, 2005. Except as described below, no cash interest will accrue on the Notes prior to May 1, 2001, although for U.S. federal income tax purposes a significant amount of original issue discount, taxable as ordinary income, will be recognized by a holder of the Notes (a "Holder") as such discount accrues from the Issue Date through May 1, 2005. Cash interest will accrue on the Notes at the rate of 12 3/4% per annum from May 1, 2001 or from the most recent date to which interest has been paid or provided for, payable semi-annually to Holders of record at the close of business on the April 15 or October 15 immediately preceding the interest payment date on May 1 and November 1 of each year, commencing November 1, 2001. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months. The Company will pay interest on overdue principal at 1% per annum in excess of such rate, and it will pay interest on overdue installments of cash interest at such higher rate to the extent lawful. If, after the Exchange Offer Registration Statement (as defined) is declared effective, the Exchange Offer Registration Statement ceases to be effective or usable in certain circumstances, cash interest may accrue on the Notes.

OPTIONAL REDEMPTION

     Except as set forth in the following paragraph, the Notes will not be redeemable at the option of the Company prior to May 1, 2002. Thereafter, the Notes will be redeemable, at the Company's option, in whole or in part, at any time or from time to time, upon not less than 30 nor more than 60 days' prior notice mailed by first class mail to each Holder's registered address, at the following redemption prices (expressed in percentages of principal amount at maturity), plus accrued interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on May 1 of the years set forth below:

                                                    REDEMPTION
PERIOD                                                PRICE
------                                              ----------
2002..............................................   106.375%
2003..............................................   103.188
2004 and thereafter...............................   100.000

     In addition, at any time and from time to time prior to May 1, 2001, the Company may redeem in the aggregate up to 35% of the Accreted Value of the Notes with the proceeds of one or more Public Equity Offerings following which there is a Public Market, at a redemption price of 112.750% of the Accreted Value to the date of redemption; provided, however, that at least $94.2 million of the aggregate principal amount at maturity of the Notes must remain outstanding after each such redemption.

RANKING

     The indebtedness evidenced by the Notes will be senior unsecured obligations of the Company ranking pari passu in right of payment with all other senior unsecured Indebtedness of the Company and senior to all Subordinated Obligations. The Notes will be subordinated to all Secured Indebtedness of the Company, if any, to the extent of the value of the assets securing such Indebtedness and to all Indebtedness and other obligations (including trade payables) of the Company's future Subsidiaries, if any. The Company does not presently intend to operate through subsidiaries and the ability of such subsidiaries to incur any indebtedness is restricted by the Indenture.

CHANGE OF CONTROL

     Upon the occurrence of a Change of Control, each Holder shall have the right to require that the Company repurchase such Holder's New Notes at a purchase price in cash equal to 101% of the Accreted Value thereof plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date).

CERTAIN COVENANTS

     The Indenture contains certain covenants that (subject to certain exceptions) restrict the ability of the Company and certain of its subsidiaries to, among other things: (i) incur additional Indebtedness and issue preferred stock; (ii) incur Liens; (iii) enter into Sale/Leaseback Transactions; (vi) make Restricted Payments; (v) make certain distributions; (vi) consummate any Asset Disposition; (vii) enter into certain transactions with affiliates; (vii) sell shares of the capital stock of a Restricted Subsidiary; and (viii) consolidate with or merge with or into any Person. See "Risk Factors -- Substantial Restrictions and Covenants of Debt Facilities."

EVENTS OF DEFAULT

     The Indenture provides for customary events of default (subject to certain exceptions), including: (i) default for 30 days or more in the payment when due of interest on the Notes; (ii) default in payment of principal of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon acceleration or otherwise; (iii) failure by the Company to comply with its obligations under "-- Certain Covenants" above; (iv) default under certain other indebtedness of the Company or its Restricted Subsidiaries (subject to certain grace periods and minimum thresholds); (v) failure by the Company to comply for 60 days after notice with its other agreements contained in the Indenture; (vi) Indebtedness of the Company or any Significant Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $10.0 million and such non-payment continues or such acceleration is not rescinded within ten days after notice thereof; (vii) certain events of bankruptcy, insolvency or reorganization with respect to the Company or any of its significant subsidiaries; and (viii) any judgment or decree (not covered by insurance or an indemnity by a person other than the Company or a Restricted Subsidiary, which indemnitor is solvent) for the payment of money in excess of $10.0 million is entered against the Company or any Significant Subsidiary, remains outstanding for a period of 60 days following such judgment and is not discharged, waived or stayed within 30 days after notice.

AMENDMENTS AND WAIVERS

     Subject to certain exceptions, the Indenture may be amended with the consent of the Holders of a majority in principal amount at maturity of the Notes then outstanding and any past default or compliance with any provisions may also be waived with the consent of the Holders of a majority in principal amount at maturity of the Notes then outstanding.

DEFEASANCE

     The Company at its option at any time may terminate all of its obligations under the Notes and the Indenture, except for certain obligations. In addition, the Company at its option at any time may terminate its obligations under "-- Change of Control" and certain of its obligations under the covenants described under "-- Certain Covenants."

     In order to exercise either defeasance option, the Company must irrevocably deposit in trust with the Trustee money or U.S. Government Obligations for the payment of principal of and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions.

REGISTRATION RIGHTS

     Pursuant to a registration rights agreement (the "Registration Rights Agreement") dated April 29, 1998 between the Company and the Initial Purchaser, the Company agreed to (a) file with the SEC, within 60 days after the Issue Date, a registration statement (the "Exchange Offer Registration Statement") with respect to an offer to exchange the Notes (the "Exchange Offer") for new notes of the Company with terms substantially identical to the Notes (the "New Notes") (except that the New Notes generally will not contain terms with respect to restrictions on the resale or transfer thereof) and (b) use all best efforts to cause such Exchange Offer Registration Statement to become effective under the Securities Act by October 27, 1998. Upon the effectiveness of the Exchange Offer Registration Statement, the Company will offer the New Notes in exchange for surrender of the Notes. Under certain circumstances, the Company may be required under the Registration Rights Agreement to file a shelf registration statement to cover resales of the Notes or the New Notes, as the case may be. Upon the failure by the Company to comply with certain of its obligations under the Registration Rights Agreement, additional interest will be payable on the Notes.


     On November 13, 1998, the Company filed Amendment No. 4 to the Exchange Offer Registration Statement with the SEC relating to the Exchange Offer. The Company expects to complete the Exchange Offer in December 1998.

                        FEDERAL INCOME TAX CONSEQUENCES

     The following is a general discussion of material U.S. federal income tax considerations applicable to holders and prospective purchasers of the Warrants or Warrant Shares. This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (including temporary and proposed regulations), rulings and decisions currently in effect, all of which are subject to change (possibly with retroactive effect). The discussion does not purport to deal with all aspects of federal taxation that may be relevant to particular investors in light of their personal investment circumstances, nor does it discuss federal income tax considerations applicable to certain types of investors subject to special treatment under the federal income tax laws (for example, life insurance companies, tax-exempt organizations and financial institutions). In addition, the discussion does not consider the effect of any foreign, state, local, gift, estate or other tax laws that may be applicable to a particular investor. The discussion assumes that investors will hold the Warrants and Warrant Shares as capital assets within the meaning of
Section 1221 of the Code. A prospective purchaser is strongly urged to consult his, her or its tax advisor regarding the particular tax consequences to such prospective purchaser of purchasing, holding and disposing of the Warrants and Warrant Shares.

     As used herein, a "U.S. Holder" means a beneficial owner of the Warrants or Warrant Shares who or that is (i) a citizen or resident of the United States,
(ii) a corporation or other entity created or organized in or under the laws of the United States or a political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source,
(iv) a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (v) otherwise subject to U.S. federal income taxation on a net income basis in respect of the Warrants. As used herein, a "Non-U.S. Holder" means a holder that is not a U.S. Holder.

ISSUE PRICE

     On the Issue Date the issue price of a Unit was allocated between the Notes and the Warrants based on their relative fair market values. With respect to the $689.71 issue price per Unit, the Company has allocated $38.79 to each Warrant, which represents the issue price of each Warrant. This allocation reflects the Company's judgement as to the relative value of the Notes and Warrants at the time of issuance. The allocation is binding on a U.S. Holder unless such U.S. Holder explicitly discloses a different allocation on an attachment to its tax return for the taxable year that includes the acquisition date of the Unit. The allocation is not, however, binding on the IRS and there can be no assurance that the IRS would not challenge this allocation or that such a challenge, if made, would not be upheld in court.

TAX TREATMENT OF WARRANTS

     Characterization of the Warrants. Although the matter is not free from doubt, and the form of the Warrants may be respected for federal income tax purposes, it is possible that the Warrants would be treated for federal income tax purposes as shares of Common Stock of the Company which such Warrants entitle the holder to purchase due to, among other things, their minimal Exercise Price and lack of any meaningful contingency. Although it is thus unclear whether the Warrants will be treated as warrants or stock for federal income tax purposes, the following discussion assumes that the Warrants would be properly characterized as warrants and describes, as appropriate, any differing federal income tax treatment that would result if the Warrants are treated as stock.

     Initial Tax Basis. A U.S. Holder's tax basis in a Warrant is equal to the portion of the issue price of the Unit allocable to such Warrant, $38.79.

     Sale or Redemption. The sale, exchange or redemption of a Warrant will result in the recognition of gain or loss to a U.S. Holder in an amount equal to the difference between the amount realized and his or her adjusted basis therein. Such a sale, exchange or redemption will result in capital gain or loss. Such capital gain or loss will be classified as long-term capital gain or loss if the Warrants being sold or exchanged have been held for more than 12 months at the time of such sale or exchange.

     Adjustments. Under Section 305 of the Code, certain actual or constructive distributions of stock may be taxable to a stockholder of the Company. Adjustments in the exercise price of the Warrants, or the number of Warrant Shares purchasable upon exercise of the Warrants, in each case made pursuant to the antidilution provisions of the Warrants described in "Description of the Warrants -- Adjustments," may result in a constructive distribution if and to the extent that there is an increase in the proportionate interest of a U.S. Holder of a Warrant in the fully diluted Warrant Shares, whether or not the Warrant is exercised. Such a distribution may be taxable as a dividend under the Code to the U.S. Holders of the Warrants.

     Exercise. No gain or loss will be recognized to a U.S. Holder of Warrants on his, her or its purchase of the Warrant Shares for cash upon exercise of the Warrants (other than any gain or loss attributable to the receipt of cash in lieu of a fractional share of Common Stock upon exercise). The adjusted initial basis of the Warrant Shares so acquired would be equal to the adjusted basis of the exercised Warrants plus the exercise price (less any cash received in lieu of a fractional share). A U.S. Holder who exercises Warrants without payment of cash pursuant to a Cashless Exercise will not recognize gain or loss upon such exercise, and a U.S. Holder's basis in the Warrant Shares received in the Cashless Exercise will equal such holder's basis in the Warrants surrendered therefor. For tax purposes, the holding period of the Warrant Shares acquired upon the exercise of the Warrants will not include the holding period of the Warrants.

     Constructive Exercise. Because, among other things, the exercise price of each Warrant may be regarded as a nominal amount and the Company may waive payment of the Exercise Price, a Warrant may be considered to be constructively exercised for federal income tax purposes on the day on which the Warrant first becomes exercisable. In that event, (i) no gain or loss would be recognized to a U.S. Holder upon either such deemed exercise or actual exercise of the Warrant,
(ii) the adjusted tax basis of the Warrant Shares deemed to be received would equal the adjusted tax basis of the Warrant until the Warrant was actually exercised, at which time the adjusted tax basis of such Warrant Shares would be increased by the Exercise Price paid, (iii) the holding period of the Warrant Shares would begin on the day following the date that the Warrant first becomes exercisable, and (iv) the federal income tax consequences of the ownership and disposition of the Warrant would be the same as if the Warrant were actually Warrant Shares.

     Lapse. If the Warrants are not exercised and are allowed to expire, the Warrants will be deemed to have been sold or exchanged on the expiration date resulting in a loss equal to the U.S. Holder's tax basis in the Warrants. Any loss to the U.S. Holder will be a capital loss, and the classification of the loss as long-term, mid-term or short-term will depend upon the date the Warrants were acquired and the length of time the Warrants were held.

     Treatment of the Company. No gain or loss will be recognized by the Company upon the termination, exercise or expiration of any Warrants.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Under federal income tax law, a U.S. Holder of Warrants or Warrant Shares may, under certain circumstances, be subject to "backup withholding" unless such U.S. Holder (i) is a corporation, or is otherwise exempt and, when required, demonstrates this fact or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. The withholding rate is 31% of "reportable payments," which include dividends or proceeds from a sale or redemption.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS APPLICABLE TO FOREIGN HOLDERS

     The following discussion summarizes certain United States federal income tax consequences generally applicable to the ownership and disposition of the Warrants by Non-U.S. Holder. This discussion does not purport to deal with all aspects of United States federal income taxation that may be relevant to a Non-U.S. Holder and does not describe any tax consequences arising out of the laws of any state, locality or foreign jurisdiction or out of United States federal estate and gift tax laws. NON-U.S. HOLDERS ARE ADVISED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE,

LOCAL AND FOREIGN TAX CONSEQUENCES OF THEIR PARTICIPATION IN THIS OFFERING.

     Dividends. Generally, any dividends on Warrant Shares to a Non-U.S. Holder will be subject to withholding of United States federal income tax at the rate of 30% unless the dividend is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder, in which case the dividend will be subject to the United States federal income tax on net income that applies to United States persons generally (and, with respect to corporate holders under certain circumstances, the branch profits tax). Non-U.S. Holders should consult any applicable income tax treaties, which may provide for a lower rate of withholding or other rules different from those described above. Under current Treasury Regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of such country for purposes of determining the applicability of a treaty rate unless the Company had definite knowledge that such presumption is not warranted or an applicable treaty rate requires some other method for determining a Non-U.S. Holder's residence. Under Treasury Regulations effective for dividends paid after December 31, 1999, this presumption would no longer apply and Non-U.S. Holders would be required to satisfy certain certification requirements in order to obtain a reduced rate of withholding under a tax treaty.

     Gain on Disposition. A Non-U.S. Holder generally will not be subject to United States federal income tax (subject to the discussion under "-- Information Reporting and Backup Withholding" below) on gain realized on a sale or other disposition (including a redemption) of Warrants or Warrant Shares unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder or (ii) in the case of a Non-U.S. Holder who is a nonresident alien individual and holds the Warrants or Warrant Shares as a capital asset, such holder is present in the U.S. for 183 or more days in the taxable year of the sale or disposition.

     Information Reporting and Backup Withholding. In the case of payments of interest to Non-U.S. Holders, Treasury Regulations provide that the 31% backup withholding and other reporting will not apply to such payments with respect to which either the requisite certification, as described above, has been received or an exemption has otherwise been established (provided that neither the Company nor its paying agent has actual knowledge that the holder is a United States person or the conditions of any other exemption are not in fact satisfied). Under Treasury Regulations, these information reporting and backup withholding requirements will apply, however, to the gross proceeds paid to a foreign person upon the disposition of the Warrants or Warrant Shares by or through a United States office of a United States or foreign broker, unless the holder certifies to the broker under penalties of perjury as to its name, address and status as a foreign person or the holder otherwise establishes an exemption. Information reporting requirements (but not backup withholding) will also apply to a payment of the proceeds of a disposition of the Warrants or Warrant Shares by or through a foreign office of (i) a United States broker,
(ii) a foreign broker 50% or more of whose gross income for certain periods is effectively connected with the conduct of a trade or business in the United States or (iii) a foreign broker that is a "controlled foreign corporation", unless the broker has documentary evidence in its records that the holder is a Non-U.S. Holder and certain other conditions are met, or the holder otherwise establishes an exemption. Neither information reporting nor backup withholding will generally apply to a payment of the proceeds of a disposition of the Warrants or Warrant Shares by or through a foreign office of a foreign broker not subject to the preceding sentence.

     The Company must report annually to the IRS the total amount of federal income taxes withheld from dividends (including constructive dividends) distributed to Non-U.S. Holders. In addition, the Company must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends distributed to and the tax withheld with respect to such holder. These information reporting requirements apply regardless of whether withholding was reduced by an applicable treaty.

     The 31% backup withholding tax will not generally apply to dividends distributed to Non-U.S. Holders outside the United States that are subject to the 30% withholding discussed above or that are not so subject because a tax treaty applies that reduces or eliminates such withholding. In that regard, under current Treasury Regulations, dividends payable at an address located outside of the United States to a Non-U.S. Holder are not subject to the backup withholding rules. These backup withholding and information reporting requirements may apply to the gross proceeds paid by or through a broker to a foreign holder upon the disposition of Warrants or Warrant Shares under the rules described above.

REFUNDS

     Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a refund or a credit against such holder's United States federal income tax liability, provided that the required information is furnished to the IRS.

OTHER TAX CONSIDERATIONS

     There may be other federal, state, local or foreign tax considerations applicable to the circumstances of a particular holder or prospective purchaser of Warrants or Warrant Shares. ACCORDINGLY, EACH HOLDER OR PROSPECTIVE PURCHASER OF WARRANTS OR WARRANT SHARES SHOULD CONSULT HIS, HER OR ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OR PROSPECTIVE PURCHASER OF PURCHASING, HOLDING AND DISPOSING OF WARRANTS OR WARRANT SHARES.

                              SELLING STOCKHOLDERS

     The Warrants were issued and sold by the Company to the Initial Purchaser in a transaction exempt from registration requirements of the Securities Act. The Initial Purchaser placed such Warrants with qualified institutional buyers. The Selling Holders may from time to time offer and sell pursuant to this Prospectus any or all of the Warrants or Warrant Shares. The term "Selling Holders" includes the holders listed below and their transferees, pledgees, donees or successors.

     The following table sets forth information with respect to (1) the Selling Holders, (2) the respective number of Warrants beneficially owned by each Selling Holder and (3) the number of Warrant Shares that may be purchased upon exercise of each Selling Holder's Warrants. The Company is obligated by the Warrant Agreement to file this Registration Statement. Each Selling Holder may offer and sell all of the securities registered hereby. If such Selling Holder sells all Warrants and/or Warrant Shares registered hereby such Selling Holder will not beneficially own any securities of the Company. Inclusion on this list does not imply that any person or entity will actually offer or sell any of the Warrants or Warrant Shares registered on his, her or its behalf.

                                                                WARRANTS(1)    WARRANT SHARES(2)
                                                                -----------    -----------------
Bank of New York............................................       43,495           7,997.93
Boston Safe Deposit and Trust...............................        4,585             843.10
BT Alex. Brown Incorporated.................................        6,940           1,276.14
Credit Suisse First Boston Corp. ...........................        1,275             234.45
Investors Fiduciary Trust Co./SSb...........................        3,125             574.63
ING Baring Furman Selz, LLC.................................        7,750           1,425.08
Lehman Brothers, Inc. ......................................          750             137.91
Northern Trust Company......................................        2,650             487.29
Star Bank, National Association, Cincinnati.................          750             137.91
Bankers Trust Co. ..........................................          700             128.72
Brown Brothers Harriman & Co. ..............................        1,000             183.88
Chase Manhattan Bank........................................       13,750           2,528.37
Goldman, Sachs & Co. .......................................        1,500             275.82
Goldman, Sachs & Co. .......................................        1,720             316.28
Investors Fiduciary Trust Co.-Kemper/SSB....................       25,100           4,615.43

                                                                WARRANTS(1)    WARRANT SHARES(2)
                                                                -----------    -----------------
Investors Bank & Trust/M.F. Custody.........................       11,750           2,160.61
Morgan Stanley Trust Co. ...................................        6,000           1,103.29
SSB-Custodian...............................................       11,930           2,193.71
Thisbe & Co.................................................          220              40.45
                                                                  -------          ---------
          Total.............................................      144,990          26,661.00
                                                                  =======          =========

---------------
(1) As of August 14, 1998, the latest date as of which this information was available to the Company.

(2) At the Company's option, fractional shares of Common Stock may not be issued upon exercise of the Warrants. If any fraction of a share of Common Stock would, except for the foregoing provision, be issuable upon the exercise of any such Warrants (or specified portion thereof), the Company will pay an amount in cash equal to the Current Market Value per share of Common Stock, as determined on the day immediately preceding the date the Warrant is presented for exercise, multiplied by such fraction, computed to the nearest whole cent.

     Except as shown above, none of the Selling Holders has, or within the past three years has had, any position, office or other material relationship with the Company or any of its predecessors or affiliates. Because the Selling Holders may, pursuant to this Prospectus, offer all or some portion of the Warrants and/or Warrant Shares, no estimate can be given as to the amount of the Warrants and/or Warrant Shares that will be held by the Selling Holders upon termination of any such sales. In addition, the Selling Holders identified above may have sold, transferred or otherwise disposed of all or a portion of their Warrants (the Warrants are not yet exercisable) since the date on which they provided the information regarding their holdings of Notes, in transactions exempt from the registration requirements of the Securities Act, including transactions pursuant to Rule 144 under the Securities Act.

                              PLAN OF DISTRIBUTION

     The Warrants and the Warrant Shares may be sold from time to time to purchasers directly by the Selling Holders. Alternatively, the Selling Holders may from time to time offer the Warrants or the Warrant Shares to or through underwriters, broker/dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Holders or the purchasers of such securities for whom they may act as agents. The Selling Holders and any underwriters, broker/dealers or agents that participate in the distribution of Warrants or the Warrant Shares may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of such securities and any discounts, commissions, concessions or other compensation received by any such underwriter, broker/ dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

     The Warrants and the Warrant Shares may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sale of the Warrants and the Warrant Shares may be effected in transactions (which may involve crosses or block transactions) (i) on any national securities exchange or quotation service on which such securities may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or in the over-the-counter market or (iv) through the writing of options. At the time a particular offering of the Warrants or the Warrant Shares is made, a supplement to this Prospectus (a "Prospectus Supplement"), if required, will be distributed which will set forth the aggregate amount of Warrants or Warrant Shares being offered and the terms of the offering, including the name or names of any underwriters, broker/dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Holders and any discounts, commissions or concessions allowed or reallowed or paid to broker/dealers. Each broker/dealer that receives the Warrants or Warrant Shares for its own account pursuant to this Prospectus must acknowledge that it will deliver the Prospectus and any Prospectus Supplement in connection with any sale of such Warrants or Warrant Shares.

     To comply with the securities laws of certain jurisdictions, if applicable, the Warrants and Warrant Shares will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the Warrants and Warrant Shares may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or any exemption from registration or qualification is available and is complied with.

     The Selling Holders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the Warrants or Warrant Shares by the Selling Holders. The foregoing may affect the marketability of such securities.

     Pursuant to the Warrant Agreement, certain expenses of the registration of the Warrants and Warrant Shares hereunder will be paid by the Company, including, without limitation, SEC filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that the Selling Holders will pay all underwriting discounts, selling commissions and transfer taxes, if any applicable to any sales pursuant to the Registration Statement. The Company has agreed to indemnify the Selling Holders against certain civil liabilities, including certain liabilities under the Securities Act, and the Selling Holders will be entitled to contribution in connection with any such registration and any sales pursuant thereto. The Company will be indemnified by the Selling Holders severally against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with any such registration and any sales pursuant to the Registration Statement.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Warrants and Warrant Shares in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of Warrants and Warrant Shares are effected. Accordingly, any resale of the Warrants and Warrant Shares in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Holders are advised to seek legal advice prior to any resale of the Warrants and Warrant Shares.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of Warrants and Warrant Shares in Canada who receives a purchase confirmation will be deemed to represent to the Company and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Warrants and Warrant Shares without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws. Following a decision of the U.S. Supreme Court, it is possible that Ontario purchasers will not be able to rely upon the remedies set out in Section 12(2) of the United States Securities Act of 1933 where securities are being offered under a U.S. prospectus such as this document.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of Warrants and Warrant Shares to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Warrants and Warrant Shares acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Warrants and Warrant Shares acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of Warrants and Warrant Shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Warrants and Warrant Shares in their particular circumstances and with respect to the eligibility of the Warrants and Warrant Shares for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS


     Certain legal matters in connection with the registration of the Warrants and Warrant Shares pursuant to this Prospectus will be passed upon for the Company by Pedersen & Houpt, P.C., Chicago, Illinois. Peer Pedersen and John H. Muehlstein, directors of the Company, are also partners of Pedersen & Houpt, P.C.


                                    EXPERTS

     The consolidated financial statements of the Company and its subsidiary as of December 28, 1997 and December 31, 1996, and for the years then ended, and as of December 31, 1995 and for the period from October 10, 1995 (inception) to December 31, 1995, included in this Prospectus, have been so included in reliance on the report PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission, Washington, D.C. 20549, a Registration Statement on Form S-1 (including all amendments thereto, the "Registration Statement") under the Securities Act of 1933, with respect to the Warrants and Warrant Shares to which this Prospectus relates. As permitted by the rules and regulations of the SEC, this Prospectus omits certain information contained in the Registration Statement. For further information with respect to the Company, the Warrants and the Warrant Shares to which this Prospectus relates, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; reference is made in each instance to the copy of such contract or document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference to such exhibits. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the SEC's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the SEC. The SEC also maintains a Web site that contains reports, proxy statements and other information regarding registrants, including the Company, that file such information electronically with the SEC. The address of the SEC's Web site is http://www.sec.gov.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                SPINCYCLE, INC.

                                                              PAGE
                                                              ----
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Accountants...........................   F-2
Consolidated Balance Sheet as of December 28, 1997, December
  31, 1996 and December 31, 1995............................   F-3
Consolidated Statement of Operations for the Years Ended
  December 28, 1997 and December 31, 1996 and for the period
  from October 10, 1995 (inception) to December 31, 1995....   F-4
Consolidated Statement of Mandatorily Redeemable Preferred
  Stock and Shareholders' Equity (Deficit) for the Years
  Ended December 28, 1997 and December 31, 1996 and for the
  period from October 10, 1995 (inception) to December 31,
  1995......................................................   F-5
Consolidated Statement of Cash Flows for the Years Ended
  December 28, 1997 and December 31, 1996 and for the period
  from October 10, 1995 (inception) to December 31, 1995....   F-6
Notes to Consolidated Financial Statements..................   F-7

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheet as of September 6, 1998 and
  December 28, 1997.........................................  F-17
Consolidated Statement of Operations for the Year-to-date
  Period and for the Quarter Ended September 6, 1998 and
  September 30, 1997........................................  F-18
Consolidated Statement of Cash Flows for the Year-to-date
  Period Ended September 6, 1998 and September 30, 1997.....  F-19
Notes to Unaudited Consolidated Financial Statements........  F-20

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of SpinCycle, Inc.

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, mandatorily redeemable preferred stock and shareholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of SpinCycle, Inc. and its subsidiary at December 28, 1997, December 31, 1996 and December 31, 1995, and the results of their operations and their cash flows for the years ended December 28, 1997 and December 31, 1996 and for the period from October 10, 1995 (inception) to December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          /s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Phoenix, Arizona
March 13, 1998

                                SPINCYCLE, INC.

                           CONSOLIDATED BALANCE SHEET

                                                     DECEMBER 28,    DECEMBER 31,    DECEMBER 31,
                                                         1997            1996            1995
                                                     ------------    ------------    ------------
ASSETS
Current assets:
  Cash and cash equivalents........................  $  8,249,161    $   360,006       $ 5,001
  Landlord allowances..............................     1,081,396        170,000            --
  Prepaid expenses.................................       483,828        201,435        20,000
  Inventory........................................        71,517         49,209            --
  Land held for sale-leaseback.....................     4,120,039             --            --
  Other current assets.............................       952,881         40,062         4,223
                                                     ------------    -----------       -------
     Total current assets..........................    14,958,822        820,712        29,224
Property and equipment, net........................    53,969,382     12,840,712        18,130
Goodwill, net......................................     6,150,839             --            --
Other assets.......................................       417,123        147,923         7,433
                                                     ------------    -----------       -------
          Total assets.............................  $ 75,496,166    $13,809,347       $54,787
                                                     ============    ===========       =======

LIABILITIES, MANDATORILY REDEEMABLE PREFERRED STOCK
AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.................................  $  5,950,086    $ 4,820,207       $ 3,837
  Construction payables............................       951,242        762,847            --
  Accrued utilities................................       616,779          8,841            --
  Accrued expenses.................................     1,453,455        422,446            --
  Advances from shareholder........................            --        150,000        56,400
  Current portion of long-term debt................       578,360             --            --
                                                     ------------    -----------       -------
     Total current liabilities.....................     9,549,922      6,164,341        60,237
Long-term debt.....................................    35,347,428      4,591,844            --
Deferred rent......................................     1,225,728        134,266            --
Other liabilities..................................       207,386             --            --
                                                     ------------    -----------       -------
          Total liabilities........................    46,330,464     10,890,451        60,237
                                                     ------------    -----------       -------
Commitments and Contingencies
Series A, Series B and Series C mandatorily
  redeemable preferred stock, $.01 par value,
  370,000 shares authorized, 262,213, 54,478 and 0
  shares issued and outstanding, respectively......    48,792,805      6,809,700            --
                                                     ------------    -----------       -------
Shareholders' equity (deficit):
  Common stock, $.01 par value, 630,000 shares
     authorized, 38,487, 34,280 and 4 shares issued
     and outstanding, respectively.................           385            343             1
  Additional paid-in capital.......................         9,273          8,227            --
  Accumulated deficit..............................   (19,636,761)    (3,899,374)       (5,451)
                                                     ------------    -----------       -------
  Total shareholders' equity (deficit).............   (19,627,103)    (3,890,804)       (5,450)
                                                     ------------    -----------       -------
  Total liabilities, mandatorily redeemable
     preferred stock and shareholders' equity
     (deficit).....................................  $ 75,496,166    $13,809,347       $54,787
                                                     ============    ===========       =======

   The accompanying notes are an integral part of these financial statements.

                                SPINCYCLE, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                                         PERIOD FROM
                                                         YEARS ENDED                  OCTOBER 10, 1995
                                            --------------------------------------     (INCEPTION) TO
                                            DECEMBER 28, 1997    DECEMBER 31, 1996    DECEMBER 31, 1995
                                            -----------------    -----------------    -----------------
Revenues..................................    $  8,652,888          $ 1,014,516          $       --
Cost of revenues -- store operating
  expenses, excluding depreciation and
  amortization............................       7,982,566            1,193,020                  --
                                              ------------          -----------          ----------
  Gross operating profit (loss)...........         670,322             (178,504)                 --
Preopening costs..........................         456,920              472,811                  --
Depreciation and amortization.............       2,340,647              568,280                  --
Selling, general and administrative
  expenses................................      10,729,663            2,653,698               5,451
Loss on disposal of property and
  equipment...............................         479,500                   --                  --
                                              ------------          -----------          ----------
  Operating loss..........................     (13,336,408)          (3,873,293)             (5,451)
Interest income...........................         432,812               28,741                  --
Interest expense, net of amount
  capitalized of $327,727 in 1997.........        (891,913)             (49,371)                 --
                                              ------------          -----------          ----------
  Net loss................................     (13,795,509)          (3,893,923)             (5,451)
Accretion of redeemable preferred stock...      (1,941,878)                  --                  --
                                              ------------          -----------          ----------
  Net loss applicable to holders of common
     stock................................    $(15,737,387)         $(3,893,923)         $   (5,451)
                                              ============          ===========          ==========
  Net loss per common share...............        $(412.76)            $(117.42)         $(1,362.75)
                                              ============          ===========          ==========
Weighted average number of common shares
  outstanding.............................          38,127               33,162                   4
                                              ============          ===========          ==========

   The accompanying notes are an integral part of these financial statements.

                                SPINCYCLE, INC.

      CONSOLIDATED STATEMENT OF MANDATORILY REDEEMABLE PREFERRED STOCK AND
                         SHAREHOLDERS' EQUITY (DEFICIT)

                                       MANDATORILY
                                       REDEEMABLE
                                     PREFERRED STOCK          STOCK        COMMON STOCK     ADDITIONAL
                                  ---------------------   SUBSCRIPTIONS   ---------------    PAID-IN     ACCUMULATED
                                  SHARES      AMOUNT       RECEIVABLE     SHARES   AMOUNT    CAPITAL       DEFICIT
                                  -------   -----------   -------------   ------   ------   ----------   ------------
October 10, 1995 (inception)....       --   $        --   $         --         4    $  1      $   --     $         --
Net loss........................                                                                               (5,451)
                                  -------   -----------   ------------    ------    ----      ------     ------------
Balance at December 31, 1995....       --            --             --         4       1          --           (5,451)
  Issuance of Series A
    Redeemable Preferred
    Stock.......................   53,960     6,745,000     (6,745,000)
  Issuance of Series A
    Redeemable Preferred Stock
    for services................      518        64,700
  Issuance of Common Stock for
    services....................                                          34,276     342       8,227
  Payment of stock
    subscriptions...............                             6,745,000
  Net loss......................                                                                           (3,893,923)
                                  -------   -----------   ------------    ------    ----      ------     ------------
Balance at December 31, 1996....   54,478     6,809,700             --    34,280     343       8,227       (3,899,374)
  Issuance of Series A
    Redeemable Preferred Stock,
    net.........................   21,350     2,598,750     (2,668,750)
  Issuance of Series A
    Redeemable Preferred Stock
    for services................    1,146       143,300
  Issuance of Series B
    Redeemable Preferred Stock,
    net.........................  125,498    24,382,912    (24,999,912)
  Issuance of Common Stock for
    services....................                                           4,207      42       1,046
  Accretion of Series A and
    Series B Redeemable
    Preferred Stock.............              1,941,878                                                    (1,941,878)

  Issuance of Series C
    Redeemable Preferred Stock,
    net.........................   59,741    12,916,265    (13,272,265)
  Payments of stock
    subscriptions...............                            40,940,927
  Net loss......................                                                                          (13,795,509)
                                  -------   -----------   ------------    ------    ----      ------     ------------
Balance at December 28, 1997....  262,213   $48,792,805   $         --    38,487    $385      $9,273     $(19,636,761)
                                  =======   ===========   ============    ======    ====      ======     ============

   The accompanying notes are an integral part of these financial statements.

                                SPINCYCLE, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                            PERIOD FROM
                                                              YEARS ENDED                OCTOBER 10, 1995
                                                 -------------------------------------    (INCEPTION) TO
                                                 DECEMBER 28, 1997   DECEMBER 31, 1996   DECEMBER 31, 1995
                                                 -----------------   -----------------   -----------------
Cash flows provided by (used in) operating
  activities:
  Net loss.....................................    $(13,795,509)        $(3,893,923)          $(5,451)
  Adjustments to reconcile net loss to net cash
     provided by (used in) operating
     activities:
  Depreciation and amortization................       2,340,647             568,280                --
  Loss on disposal of property and equipment...         479,500                  --                --
  Issuance of stock for services...............         144,388              73,269                 1
  Changes in assets and liabilities:
     Landlord allowances.......................        (911,396)           (170,000)               --
     Prepaid expenses..........................        (282,393)           (181,435)          (20,000)
     Inventory.................................         (22,308)            (49,209)               --
     Other current assets......................        (912,819)            (35,839)           (4,223)
     Other assets..............................        (269,200)            (75,490)           (7,433)
     Accounts payable..........................       1,129,879           4,816,370             3,837
     Construction payables.....................         188,395             762,847                --
     Accrued utilities.........................         607,938               8,841                --
     Accrued expenses..........................       1,031,009             422,446                --
     Deferred rent.............................       1,091,462             134,266                --
     Other liabilities.........................         207,386                  --                --
                                                   ------------         -----------           -------
     Net cash provided by (used in) operating
       activities..............................      (8,973,021)          2,380,423           (33,269)
                                                   ------------         -----------           -------
Cash flows used in investing activities:
  Purchase of fixed assets.....................      (6,350,490)         (8,504,045)          (18,130)
  Land held for sale-leaseback.................      (4,120,039)                 --                --
  Acquisition of businesses, net of cash
     acquired..................................     (12,063,521)                 --                --
  Capitalized interest.........................        (327,727)                 --                --
                                                   ------------         -----------           -------
     Net cash used in investing activities.....     (22,861,777)         (8,504,045)          (18,130)
                                                   ------------         -----------           -------
Cash flows provided by financing activities:
  Advances from shareholder....................        (150,000)             93,600            56,400
  Payments on notes payable....................         (23,974)           (294,973)               --
  Debt issuance costs paid.....................              --             (65,000)               --
  Proceeds from notes payable..................              --                  --                --
  Proceeds from stock subscriptions, net.......      39,897,927           6,745,000                --
                                                   ------------         -----------           -------
     Net cash provided by financing
       activities..............................      39,723,953           6,478,627            56,400
                                                   ------------         -----------           -------
Net increase in cash and cash equivalents......       7,889,155             355,005             5,001
Cash and cash equivalents, beginning of year...         360,006               5,001                --
                                                   ------------         -----------           -------
Cash and cash equivalents, end of year.........    $  8,249,161         $   360,006           $ 5,001
                                                   ============         ===========           =======
Supplemental disclosure of non-cash financing
  activities:
  Stock subscriptions for issuance of
     Redeemable Preferred Stock................    $ 40,940,927         $ 6,745,000
  Equipment financed with long-term debt.......    $ 31,357,918         $ 4,886,817
  Interest paid................................    $  1,173,236         $    49,371

   The accompanying notes are an integral part of these financial statements.

                                SPINCYCLE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION

     SpinCycle, Inc. (the Company) is a specialty retailing company engaged in the coin laundry business. The Company was incorporated under the laws of the state of Minnesota on October 10, 1995 and subsequently reincorporated under the laws of the State of Delaware. The Company was in the developmental stage from October 10, 1995 (inception) to June 30, 1996. On October 1, 1997, the Company dissolved its wholly-owned subsidiary, Pinnacle Financial, Inc., a commercial equipment leasing company. This dissolution had no effect on the Company's consolidated financial statements.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of presentation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All intercompany balances and transactions have been eliminated in consolidation.

  Fiscal year change

     Effective December 1997, the Company changed its fiscal year previously ended December 31 to a thirteen period fiscal year, comprised of thirteen four week periods. This change in fiscal year-end had an immaterial effect on the Company's 1997 results of operations and financial condition.

  Cash and cash equivalents

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying value of cash equivalents approximates fair value. At December 28, 1997, $213,117 of time deposits was pledged as collateral on outstanding letters of credit related to agreements in place with suppliers and as collateral for the Company's corporate office lease agreement.

  Fair Value of Financial Instruments

     The carrying amounts for cash and cash equivalents, landlord allowances, accounts payable and accrued expenses reported in the Company's balance sheet approximate fair value because of the short maturity of those instruments. The carrying amount of debt also approximates fair value as stated interest rates approximate market interest rates for debt of same remaining maturities.

  Concentration of risk

     The Company places its cash with high credit quality institutions. At times, cash balances may be in excess of the FDIC insurance limit. The Company has not experienced any losses on its cash balances.

  Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Landlord allowances and deferred rent

     Landlord allowances represent incentives received by the Company on certain of its store leases. Deferred rent represents the related unearned incentive recorded at lease inception and is amortized as a reduction to rent expense over the term of the related leases.

                                SPINCYCLE, INC.

  Inventory

     Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) basis.

  Property and equipment

     Property and equipment are stated at cost. Capitalized amounts include expenditures which materially extend the useful lives of existing facilities and equipment. Expenditures for repairs and maintenance which do not materially extend the useful lives of the related assets are charged to expense as incurred.

  Depreciation and amortization

     Depreciation is provided principally on the straight-line method over the following useful lives:

                                                            YEARS
                                                            -----
Laundry equipment......................                                         10
Leasehold improvements.................    Shorter of economic life or lease term.
Computer and office equipment..........                                          5
Store equipment........................                                          5

  Goodwill

     Goodwill represents the excess of cost over the net tangible and identifiable intangible assets of acquired businesses. Goodwill is stated at cost and is amortized on a straight-line basis over fifteen years. Pursuant to SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Company evaluates the recoverability of goodwill and its other long-lived assets whenever a significant change in the business environment indicates that expected future net cash flows (undiscounted and without interest) would become less than the carrying amount of the asset. Accumulated amortization of goodwill amounted to $30,000 at December 28, 1997.

  Revenue recognition

     The Company recognizes revenue upon performance of services.

  Stock compensation

     The Company measures compensation cost related to employee stock options using the intrinsic value method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees."

  Income taxes

     The Company accounts for income taxes under the liability method of accounting pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using currently enacted tax rates.

     As a result of the current uncertainty as to the future realizability of the tax benefits associated with approximately $17,550,000 of net operating losses incurred to date, no income tax benefit has been recorded in the financial statements.

                                SPINCYCLE, INC.

  Advertising costs

     The Company expenses advertising costs as incurred. The Company incurred $1,574,839 and $364,831 in advertising costs for the years ended December 28, 1997 and December 31, 1996, respectively.

  Preopening costs

     The Company expenses preopening costs as incurred. The Company incurred $456,920 and $472,811 in preopening costs during the years ended December 28, 1997 and December 31, 1996, respectively.

  Capital stock

     As more fully discussed in Note 7, in June 1997, the Company effected a one-for-twenty-five reverse stock split of preferred and common stock. Per share par value did not change as a result of this event. Share amounts presented in these financial statements have been adjusted to reflect the stock split on a retroactive basis.

  Earnings per Share

     The Company applies the principles of SFAS No. 128, "Earnings per Share," to calculate, present and disclose earnings per share. Basic earnings per share is computed by dividing the net loss applicable to holders of common stock ("the net loss") by the weighted average number of common shares outstanding during each period. Diluted earnings per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period adjusted for dilutive stock options and dilutive common shares assumed to be issued on conversion of Preferred Stock to common stock. Diluted earnings per share has not been presented as the computation is anti-dilutive due to the Company's net loss in each period.

  Liquidity

     During fiscal 1997, the Company experienced a net loss of $13,795,509 and at December 28, 1997 had an accumulated deficit of $19,636,761. During the first quarter of fiscal 1998, the Company raised approximately $3 million through the issuance of its Series C Convertible Preferred Stock. The Company's management believes that the proceeds from this offering, the availability of funds from the LaSalle Credit Facility (see Note 9), the measures it has initiated to control operating and development costs, as well as the availability of additional capital in anticipated future offerings, will enable the Company to maintain operations for the foreseeable future.

3.  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                              DECEMBER 28,    DECEMBER 31,    DECEMBER 31,
                                                  1997            1996            1995
                                              ------------    ------------    ------------
Leasehold improvements....................    $20,187,979     $ 6,736,192       $    --
Laundry equipment.........................     27,474,138       4,053,454            --
Construction in progress..................      4,694,175       1,303,320            --
Store equipment...........................      1,906,795         689,408            --
Computer and office equipment.............      2,584,918         626,618        18,130
                                              -----------     -----------       -------
                                               56,848,005      13,408,992        18,130
Less: Accumulated depreciation and
  amortization............................     (2,878,623)       (568,280)           --
                                              -----------     -----------       -------
                                              $53,969,382     $12,840,712       $18,130
                                              ===========     ===========       =======

                                SPINCYCLE, INC.

4.  ACQUISITIONS

     During the year ended December 28, 1997, the Company acquired several existing coin laundry businesses for a total cash outlay of $12,063,521, net of cash acquired. These acquisitions were accounted for under the purchase method of accounting. In connection with these acquisitions, the Company recorded goodwill of $6,180,839 and did not assume any liabilities of the sellers.

     The following unaudited pro forma information presents a summary of consolidated results of operations of the Company and the acquired coin laundry businesses as if the acquisitions had occurred January 1, 1996.

                                                            YEAR ENDED      YEAR ENDED
                                                           DECEMBER 28,    DECEMBER 31,
                                                               1997            1996
                                                           ------------    ------------
Net Sales................................................  $ 14,315,787    $ 8,633,567
Net loss.................................................  $(13,970,392)   $(4,355,223)
Net loss per common share................................  $    (417.35)   $   (131.33)

     These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional depreciation expense as a result of a step-up in the basis of fixed assets, additional amortization expense as a result of goodwill and other intangible assets, and increased interest expense on acquisition debt. They do not purport to be indicative of the results of operations which actually would have resulted had the combination been in effect on January 1, 1996 or of future results of operations of the consolidated entities.

5.  LONG-TERM DEBT

     On November 22, 1996, the Company entered into a loan agreement with an equipment manufacturer which provided for borrowings up to an initial maximum amount of $20 million to finance the purchase and installation of new coin-operated laundromat equipment. This agreement was amended to provide for borrowings up to a maximum amount of $35 million and then $45 million in July 1997 and February 1998, respectively. Of the $45.0 million in place, $30.0 million is available for equipment financing and $15.0 million is available for acquisition financing. Borrowings under the agreement, which aggregated $35,925,788 at December 28, 1997, bear interest at prime plus 1.875% (10.375% at December 28, 1997) and require interest only payments for a period of 12 months following the date of the borrowings with principal and interest payments due thereafter in 72 monthly installments. To enter into the agreement, the Company paid a facility fee of $65,000 which is being amortized over the term of the agreement. Borrowings under the agreement are secured by the related equipment with a net book value of $49,996,357 at December 28, 1997. This security collateral is shared equally pursuant to an inter-creditor agreement with LaSalle National Bank (see Note 9) which was entered into in March 1998. At December 28, 1997, the Company was not in compliance with its financial covenants related to maintaining certain leverage and operating income ratios. Accordingly, the Company obtained waivers from its lender with respect to such covenants at December 28, 1997.

     Long-term debt is scheduled to mature during future fiscal years as follows:

1998............................................  $   578,360
1999............................................    2,198,154
2000............................................    2,437,376
2001............................................    2,702,632
2002............................................    2,996,756
Thereafter......................................   25,012,510
                                                  -----------
                                                  $35,925,788
                                                  ===========

                                SPINCYCLE, INC.

6.  INCOME TAXES

     Deferred income tax assets (liabilities) consist of the following:

                                              DECEMBER 28,    DECEMBER 31,    DECEMBER 31,
                                                  1997            1996            1995
                                              ------------    ------------    ------------
Deferred tax assets:
       Net operating loss carryforwards.....  $ 7,019,952     $ 1,509,331         $--
       Other................................      313,111          49,397          --
                                              -----------     -----------         ---
                                                7,333,063       1,558,728          --
                                              -----------     -----------         ---
  Deferred tax liabilities:
       Depreciation.........................     (257,969)         (9,746)         --
       Other................................      (37,673)         (1,217)         --
                                              -----------     -----------         ---
                                                 (295,642)        (10,963)         --
                                              -----------     -----------         ---
     Net deferred tax asset.................    7,037,421       1,547,765          --
     Less: valuation allowance..............   (7,037,421)     (1,547,765)         --
                                              ===========     ===========         ===
                                              $        --     $        --         $--
                                              ===========     ===========         ===

     In assessing the realizability of its deferred tax assets, the Company considers whether it is more likely than not that some or all of such assets will be realized. As a result of historical operating losses, the Company has fully reserved its net deferred tax assets as of December 28, 1997. The Company will consider release of the valuation allowance once profitable operations have been sustained.

     As of December 28, 1997, the Company had net operating loss carryforwards of approximately $17,550,000 which will begin to expire in 2011. In the event of a change in ownership as defined by section 382 of the Internal Revenue Code, a significant limitation may be imposed on the availability of the Company's net operating loss carryforwards. It is possible that the Company has experienced one or more ownership changes in 1996 and 1997 as a result of the Company raising various rounds of private equity or that such an ownership change may have occurred or be deemed to have occurred.

7.  MANDATORILY REDEEMABLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY

  Mandatorily Redeemable Preferred Stock

     The Company has issued nonvoting, Series A, Series B and Series C Redeemable Preferred Stock (collectively, the Preferred Stock). Dividends are payable only when declared by the Board of Directors and are noncumulative. Each share of the Preferred Stock is mandatorily convertible into one share of common stock prior to the closing of the first underwritten public offering pursuant to a registration statement on Form S-1 in which the proceeds to the Company are at least $5,000,000. The Company has reserved common shares equivalent to the outstanding preferred shares. Holders of all three series of the Preferred Stock have substantially the same rights except that holders of Series C stock were granted the right to elect one member to the Company's Board of Directors. In connection with the issuance of the Preferred Stock, the Company incurred approximately $1,043,000 of issuance costs.

     The Preferred Stock has a liquidating preference over the common stock. In the event of liquidation, the holders of Preferred Stock are entitled to receive an amount equal to the price paid for the shares to the Company and participate on a pro rata basis with common stock shareholders for the remaining assets of the Company. Holders of the Preferred Stock have the right to require the Company to purchase all of the Preferred Stock at any time after June 1, 2001 at a redemption price equal to the greater of the purchase price of the shares plus accrued but unpaid dividends or the appraised value of the shares. Redemption of such shares is further subject to the terms and conditions set forth in the Put Agreement between the Company and

                                SPINCYCLE, INC.

the holders of the Preferred Stock. At December 28, 1997, the accreted value of the Preferred Stock is approximately $48,793,000.

     As of March 13, 1998, the Series C Redeemable Preferred Stock offering had not yet been terminated. The Company has received approximately $16 million in aggregate cash proceeds for this offering through March 13, 1998. See also Note 13 for further discussion.

  Stock Split

     On June 30, 1997, the Company effected a one-for-twenty-five reverse stock split of its preferred and common stock. Per share par value did not change as a result of this event. Accordingly, all references to shares issued and outstanding in the financial statements have been retroactively restated to give effect to this stock split.

  Employee Stock Option Plan

     The SpinCycle, Inc. 1995 Amended and Restated Stock Option Plan (the Plan) provides for the issuance of employee stock options. Under the provisions of the Plan, the Compensation and Organization Committee (the Committee), which is appointed by the Board of Directors of the Company has the discretion to determine, among other things, the employees to whom options may be granted; the number of options to be granted; the vesting period assigned to the options; and such other terms and conditions, consistent with the terms of the Plan, as the Committee deems appropriate. Substantially all options currently outstanding at December 28, 1997 vest ratably over a five year period from the date granted. The Committee also has the discretion to determine whether options granted shall be Incentive Stock Options (ISOs) within the meaning of section 411 (a) of the Internal Revenue Code or non-qualified stock options. The Company has reserved 32,000 shares of its common stock for issuance in connection with the Plan.

     During 1997, the Company's Board of Directors approved a similar stock option plan for Directors and certain non-employees. Through March 13, 1998, 80 options have been granted under this new plan. The Company has reserved 2,000 shares of its common stock for issuance in connection with this plan.

     The option price for all non-qualified stock options is also determined by the Committee, provided that in no event shall it be less than 85% of the fair market value of the stock at the time the option is granted. The option price for each option which is intended to qualify as an ISO shall be 100% of the fair market value of the stock at the time the option is granted (110% if the participant owns at least 10% of the stock immediately before the ISO is granted). A summary of option activity under the Plan for each of the two years in the period ended December 28, 1997 is as follows:

                                                                                WEIGHTED
                                                                                AVERAGE
                                                            OPTION SHARES    EXERCISE PRICE
                                                            -------------    --------------
Outstanding at December 31, 1995..........................         --           $    --
  Granted.................................................     10,616            125.00
  Exercised...............................................         --                --
  Expired/terminated......................................         --                --
Outstanding at December 31, 1996..........................     10,616            125.00
  Granted.................................................     18,979            154.37
  Exercised...............................................         --                --
  Expired/terminated......................................         --                --
Outstanding at December 28, 1997..........................     29,595           $143.84
                                                               ------           -------
Exercisable at December 28, 1997..........................      3,815           $159.21
Weighted average fair value of options granted during
  fiscal 1997.............................................     18,979           $ 39.72
Weighted average fair value of options granted during
  fiscal 1996.............................................     10,616           $ 19.83

                                SPINCYCLE, INC.

     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation". Accordingly, no compensation cost has been recognized for the stock option agreements. Had compensation cost for the Company's agreements been determined based on the fair value at the grant date for awards in 1997 and 1996 consistent with the provisions of SFAS No. 123, the Company's net loss and net loss per common share would have been increased to the pro forma amounts indicated below:

                                                                1997           1996
                                                             -----------    ----------
Net loss -- as reported..................................    $13,795,509    $3,893,923
Net loss -- pro forma....................................     13,924,560     3,928,908
Net loss per common share -- as reported.................    $   (412.76)   $  (117.42)
Net loss per common share -- pro forma...................    $   (416.15)   $  (118.48)

     The fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model applying the following assumptions:

                                                               1997       1996
                                                              -------    -------
Expected dividend yield.....................................     0.00%      0.00%
Risk-free interest rate.....................................     6.16%      5.82%
Expected life of options....................................  5 years    3 years

8.  COMMITMENTS

     The Company leases substantially all of its stores and corporate offices under noncancelable operating leases. The leases expire at various dates through 2012. The Company has the option to extend the terms of the leases for periods ranging from five to twenty years. Certain leases require payment of property taxes, utilities, common area maintenance costs and insurance. Minimum lease payments due under the agreements for future fiscal years are as follows:

1998..........................................    $ 3,126,841
1999..........................................      3,212,303
2000..........................................      3,226,981
2001..........................................      3,060,239
2002..........................................      2,588,435
Thereafter....................................     12,038,865
                                                  -----------
                                                  $27,253,664
                                                  ===========

     The above commitments include five operating leases signed prior to December 28, 1997 with lease terms beginning subsequent to December 28, 1997.

     Rent expense totaled $2,518,937 and $386,550 for the years ended December 28, 1997 and December 31, 1996, respectively.

9.  SUBSEQUENT EVENTS

  LaSalle Credit Facility

     In March 1998, the Company entered into a revolving loan agreement with LaSalle National Bank which provides for borrowings up to a maximum amount of $15 million primarily to finance working capital requirements. Future borrowings under this facility may constitute Base Rate Loans or Eurodollar loans. For those borrowings that constitute Base Rate Loans, the applicable interest rate will equal the sum of the Base Rate, defined as the bank's prime interest rate then in effect or the Federal Funds Rate plus 0.50%, whichever

                                SPINCYCLE, INC.

is higher, plus 1.25%. For those borrowings that constitute Eurodollar Loans, the applicable interest rate will equal the Eurodollar Rate plus 3.0%. These borrowings will be payable no later than March 2000. As discussed in Note 5, the collateral securing these borrowings will be shared equally pursuant to an inter-creditor agreement which was entered into in March 1998. The Company paid an initial commitment fee of $272,000 to enter into the agreement that will be amortized over the term of the agreement. The agreement also calls for an ongoing commitment fee computed at an annual rate of one-half of one percent on the average daily unused portion of the facility. The agreement also specifies that the Company must comply with certain leverage and operating income ratios and imposes a limitation on annual capital expenditures.

  Sale-Leaseback Transactions

     On December 31, 1997, the Company entered into a sale-leaseback transaction with SpinDevCo., L.L.C. (SpinDevCo), a subsidiary of McMahon-Oliphant, Inc. Eleven properties consisting of land of $2.5 million and improvements of $4.0 million thereon that were previously acquired by the Company were sold to SpinDevCo for approximately $6.5 million, then leased back under an operating lease of fifteen years. The Company received approximately $1.7 million in cash and a note which is due and payable in April 1998, for the balance of the sales price of $6.5 million. The note is secured by the properties. The transaction also calls for the Company to contribute $2,450,000 in additional funds that will be amortized to rent expense over the term of the related lease agreements. The transaction qualifies for sale-leaseback accounting in accordance with Statement of Financial Accounting Standards No. 98, "Accounting for
Leases -- Sale-Leaseback Transactions Involving Real Estate." No gain or loss was recognized on the sale. As it is management's intent to sell remaining land recorded on the balance sheet at December 28, 1997, under similar terms and conditions, land of $4,120,039 has been reclassified to current assets.

10.  EMPLOYMENT AGREEMENTS

     The Company has entered into employment agreements with two of its key executive officers. These agreements do not exceed four years in term, provide for a covenant not to compete for a term of one year subsequent to termination of the agreements, and provide for the payment of one year of base salary in the event the employees are terminated for reasons other than for cause.

11.  EXECUTIVE SEVERANCE AGREEMENT

     As a result of the resignation of the Company's CEO and Chairman of the Board of Directors, and in accordance with the terms of the related employment agreement, the Company was obligated to pay this executive $400,000 over the remaining two-year term of his employment agreement. This amount, including related payroll taxes, was accrued at December 28, 1997. The current and long-term portions of this liability are included in accrued expenses and other liabilities, respectively, on the Company's balance sheet at December 28, 1997.

     In addition, the Company forgave a loan outstanding to the executive of $50,000, plus any interest accrued thereon. The expense associated with this forgiveness of debt is included in general and administrative expenses in the Company's statement of operations. This executive also relinquished rights to any stock options previously granted to him by the Company.

     In addition, subsequent to year-end, the Company agreed to repurchase 18,019 shares of common stock owned by this executive for a sum of $200,000.

                                SPINCYCLE, INC.

12.  RELATED PARTY TRANSACTIONS

  Board of Directors

     Two directors of the Company are partners in a law firm which provides legal services to the Company. The Company paid approximately $400,000 in legal fees to this firm during 1997.

  Advances from Shareholder

     During 1996, the Company received an advance of $150,000 from one of the Company's shareholders. This advance, which was non-interest bearing, was repaid in full in 1997.

13.  SUBSEQUENT EVENTS (UNAUDITED)

  Senior Discount Notes Offering

     On April 3, 1998, the Company commenced the offering (the Offering) of unsecured senior discount notes and an indeterminate number of warrants to purchase Common Stock to "qualified institutional buyers" only as defined in Rule 144A under the Securities Act. The offering was completed on April 29, 1998, with the Company selling $144,990,000 of 12 3/4% unsecured senior discount notes ($1,000 principal amount) (the Notes) and warrants (the Warrants) to purchase 26,661 shares of the Company's Common Stock with an exercise price of $0.01 per share for gross proceeds to the Company of $100,001,053. The net proceeds from the offering of approximately $96.8 million were used principally to pay certain expenses of the offering, repay approximately $46.9 million in existing indebtedness, to provide funds for investment in new stores and for general corporate purposes. The Notes will mature on May 1, 2005. No cash interest will accrue on the Notes prior to May 1, 2001. The Notes will begin to accrue cash interest at a rate of 12 3/4% per annum commencing May 1, 2001, and cash interest will be payable thereafter on November 1 and May 1 of each year, commencing November 1, 2001. The Notes will be redeemable at the option of the Company, in whole or in part, on or after May 1, 2002, at the redemption prices set forth in the Prospectus. In addition, at any time and from time to time prior to May 1, 2001, the Company may redeem in the aggregate up to 35% of the Accreted Value of the Notes with the proceeds of one or more Public Equity Offerings following which there is a Public Market, at a redemption price of 112.75% of the Accreted Value to the date of redemption; provided, however, that at least $94.2 million of the aggregate principal amount of the Notes at maturity remain outstanding after any such redemption. Upon a Change of Control (as defined in the Indenture), each holder of the Notes (a Holder) will have the right to require the Company to purchase all or any part of such Holder's Notes at a purchase price equal to 101% of the Accreted Value thereof, plus accrued and unpaid interest, if any, to the date of purchase. All terms used herein to describe the Offering shall have the meaning ascribed to them in the Prospectus unless otherwise noted.

     The Notes will be senior, unsecured obligations of the Company ranking pari passu in right of payment of principal and interest with all other existing and future senior unsecured obligations of the Company and will rank senior to all future subordinated debt of the Company. The Notes will be effectively subordinated to all Secured Indebtedness of the Company, if any, to the extent of the value of the assets securing such indebtedness and to all indebtedness and other obligations (including trade payables) of the Company's future subsidiaries, if any. The Warrants will be exercisable at any time on or after the earlier of April 29, 1999 or 60 days after the consummation of an initial public offering of the Company's Common Stock, and will expire on May 1, 2005.

     Prior to the Offering, the Company had in place a $45.0 million credit facility from Raytheon Commercial Laundry, LLC (Raytheon), one of the largest commercial laundry equipment vendors, which most recently provided the Company with approximately $30.0 million of equipment financing and $15.0 million of acquisition financing. This facility has provided 100% financing for commercial laundry equipment purchases (based upon list prices) and store acquisitions. The Company procured a bank credit facility with

                                SPINCYCLE, INC.

LaSalle National Bank in March 1998, which provided the Company with $15.0 million for acquisitions and general corporate purposes. On April 29, 1998, the Company repaid all indebtedness outstanding under these two facilities with the net proceeds from the Offering and terminated the related loan agreements.

     On April 29, 1998, the Company also closed a secured revolving credit facility in the maximum principal amount of $40 million with Heller Financial, Inc. (the Heller Facility). The Heller Facility will mature on April 28, 2002. The Company will be entitled to draw amounts under the Heller Facility, subject to availability pursuant to a borrowing base formula based upon income from store operations and net book value of laundry equipment, in order to fund ongoing working capital, capital expenditures and general corporate purposes. Interest will accrue on the Heller Facility with reference to the base rate (the Base Rate) plus 0.50%. The Company may elect that all or a portion of the loans bear interest at the LIBOR rate (the LIBOR Rate) plus 2.75%. The Base Rate is defined as, on any date, the "Bank Prime Loan" rate published by the Board of Governors of the Federal Reserve System plus 0.50%. The LIBOR Rate is defined as an amount equal to the rate posted on the Reuters Screen LIBO Page on the day which is three business days prior to the first day of such interest period.

  Preferred Stock Put Agreements

     In April 1998, the Company received consent of the holders of Preferred Stock to terminate their put rights subject to the closing of the Company's $100 million bond offering.

  Series C Preferred Stock Repricing and Termination of Series C Offering

     In April 1998, the Company modified the price of its Series C Preferred Stock. The repricing required approval of 51% of the holders of the Company's Common and Series B Preferred Stock and 76% of the holders of the Company's Series A Preferred Stock. The repricing was also affirmed by all subscribers for Series C Preferred Stock. The requisite approvals were obtained as of April 14, 1998 and the "Series C Units," comprised of ten shares of Series C Preferred Stock and one share of Common Stock were then issued to subscribers in the Series C offering. This unit offering was terminated on April 14, 1998. A total of approximately $16 million was raised in the sale of 72,930 shares of Series C Preferred Stock and 7,293 shares of Common Stock.

  Common Stock Reserved for Stock Option Plan

     In April 1998, the Company's Board of Directors reserved, with the consent of the stockholders, an additional 10,724 shares of the Company's Common Stock for issuance pursuant to the Company's Amended and Restated Stock Option Plan.

                                SPINCYCLE, INC.

                           CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)

                                                              SEPTEMBER 6,    DECEMBER 28,
                                                                  1998            1997
                                                              ------------    ------------
Current assets:
  Cash and cash equivalents.................................  $ 27,077,165    $ 8,249,161
  Landlord allowances.......................................       532,931      1,081,396
  Prepaid expenses..........................................       774,609        483,828
  Inventory.................................................       138,295         71,517
  Note receivable, principal and interest...................     4,850,663             --
  Land held for sale-leaseback..............................     1,480,167      4,120,039
  Other current assets......................................       919,921        952,881
                                                              ------------    -----------
    Total current assets....................................    35,773,751     14,958,822
Property and equipment, net.................................    76,536,658     53,969,382
Goodwill, net...............................................     9,535,349      6,150,839
Prepaid rent -- long-term portion...........................     2,740,580             --
Other assets................................................     5,121,679        417,123
                                                              ------------    -----------
         Total assets.......................................  $129,708,017    $75,496,166
                                                              ============    ===========
Current liabilities:
  Accounts payable..........................................  $  1,715,923    $ 5,950,086
  Construction payables.....................................       427,288        951,242
  Accrued utilities.........................................       801,437        616,779
  Accrued expenses..........................................     1,719,983      1,453,455
  Current portion of deferred rent..........................       250,157             --
  Current portion of long-term debt.........................        22,300        578,360
                                                              ------------    -----------
    Total current liabilities...............................     4,937,088      9,549,922
Long-term debt..............................................    98,918,771     35,347,428
Deferred rent...............................................     2,184,488      1,225,728
Other liabilities...........................................       407,386        207,386
                                                              ------------    -----------
         Total liabilities..................................   106,447,733     46,330,464
                                                              ------------    -----------
Commitments and Contingencies...............................            --             --
Series A, Series B and Series C mandatorily redeemable
  preferred stock, $.01 par value, 370,000 shares
  authorized, 262,213 shares issued and outstanding at
  December 28, 1997.........................................            --     48,792,805
                                                              ------------    -----------
Shareholders' equity (deficit):
  Series A, Series B and Series C convertible preferred
    stock, $.01 par value, 370,000 shares authorized,
    275,402 shares issued and outstanding at June 14,
    1998....................................................    50,845,810             --
  Common stock, $.01 par value, 630,000 shares authorized,
    27,763 and 38,487 shares issued and outstanding,
    respectively............................................           278            385
  Common stock warrants.....................................     5,625,000             --
  Additional paid-in capital................................     1,442,053          9,273
  Accumulated deficit.......................................   (34,652,857)   (19,636,761)
                                                              ------------    -----------
  Total shareholders' equity (deficit)......................    23,260,284    (19,627,103)
                                                              ------------    -----------
Total liabilities, mandatorily redeemable preferred stock
  and shareholders' equity (deficit)........................  $129,708,017    $75,496,166
                                                              ============    ===========

   The accompanying notes are an integral part of these financial statements.

                                SPINCYCLE, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                                  (UNAUDITED)

                                                  QUARTERS ENDED                   YEAR-TO-DATE
                                           ----------------------------    ----------------------------
                                           SEPTEMBER 6,   SEPTEMBER 30,    SEPTEMBER 6,   SEPTEMBER 30,
                                               1998           1997             1998           1997
                                           ------------   -------------    ------------   -------------
Revenues.................................  $ 6,925,053     $ 2,017,188     $ 18,400,288    $ 4,739,913
Cost of revenues -- store operating
  expenses, excluding depreciation and
  amortization...........................    5,901,454       1,876,566       15,111,076      4,675,990
                                           -----------     -----------     ------------    -----------
  Gross operating profit (loss)..........    1,023,599         140,622        3,289,212         63,923
Preopening costs.........................      162,232         102,719          363,483        246,510
Depreciation and amortization............    1,451,024         590,694        4,295,166      1,404,326
Selling, general and administrative
  expenses...............................    2,657,008       2,941,615        7,133,347      6,078,009
Loss on disposal of property &
  equipment..............................        3,175              --            3,175             --
                                           -----------     -----------     ------------    -----------
  Operating loss.........................   (3,249,840)     (3,494,406)      (8,505,959)    (7,664,922)
Interest income..........................      514,306         135,464          974,534        365,913
Interest expense, net of amount
  capitalized............................   (3,154,387)       (256,991)      (6,204,865)      (562,477)
                                           -----------     -----------     ------------    -----------
  Net loss before extraordinary loss.....  $(5,889,921)    $(3,615,933)    $(13,736,290)   $(7,861,486)
Extraordinary loss from early
  extinguishment of debt.................           --              --         (333,596)            --
                                           -----------     -----------     ------------    -----------
  Net loss...............................  $(5,889,921)    $(3,615,933)    $(14,069,886)   $(7,861,486)
Repricing of Series C preferred stock....           --              --       (1,459,000)            --
Accretion of redeemable preferred
  stock..................................           --        (579,344)        (755,667)    (1,381,425)
                                           -----------     -----------     ------------    -----------
  Net loss applicable to holders of
     common stock........................  $(5,889,921)    $(4,195,277)    $(16,284,553)   $(9,242,911)
                                           ===========     ===========     ============    ===========
Net loss per common share (both basic and
  diluted):
  Net loss applicable to holders of
     common stock before extraordinary
     loss................................  $   (212.15)    $   (109.01)    $    (548.97)   $   (243.18)
  Extraordinary loss from early
     extinguishment of debt..............           --              --           (11.48)            --
                                           -----------     -----------     ------------    -----------
  Net loss applicable to holders of
     common stock........................  $   (212.15)    $   (109.01)    $    (560.45)   $   (243.18)
                                           ===========     ===========     ============    ===========
Weighted average number of common shares
  outstanding............................       27,763          38,487           29,056         38,009
                                           ===========     ===========     ============    ===========

   The accompanying notes are an integral part of these financial statements.

                                SPINCYCLE, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)

                                                                      YEAR-TO-DATE
                                                              -----------------------------
                                                              SEPTEMBER 6,    SEPTEMBER 30,
                                                                  1998            1997
                                                              ------------    -------------
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
  Net loss..................................................  $(14,069,886)   $ (7,861,486)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Depreciation and amortization..........................     4,295,166       1,404,326
     Extraordinary loss from early extinguishment of debt...       333,596              --
     Amortization of debt issuance costs....................       388,221              --
     Amortization of discount on long-term debt.............     4,542,718              --
     Changes in assets and liabilities:
       Landlord allowances..................................       548,465        (245,000)
       Prepaid expenses.....................................      (290,780)       (174,603)
       Inventory............................................       (66,778)        (26,940)
       Other current assets.................................       112,678        (750,147)
       Prepaid rent.........................................    (2,740,580)             --
       Other assets.........................................      (160,791)       (414,627)
       Accounts payable.....................................    (4,234,163)     (2,717,922)
       Construction payables................................      (523,954)       (504,026)
       Accrued utilities....................................       184,658         297,569
       Accrued expenses.....................................       266,528         (90,991)
       Deferred rent........................................     1,208,917         (59,804)
                                                              ------------    ------------
          Net cash used in operating activities.............  $(10,205,985)   $(11,143,651)
                                                              ------------    ------------
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
  Purchase of fixed assets..................................   (17,371,001)     (7,603,258)
  Proceeds from sale of fixed assets........................        17,743              --
  Net proceeds from sale-leaseback transactions.............     1,896,637              --
  Acquisition of businesses, net of cash acquired...........   (14,874,852)     (4,154,517)
  Capitalized interest......................................      (103,227)             --
                                                              ------------    ------------
          Net cash used in investing activities:............  $(30,434,700)   $(11,757,775)
                                                              ------------    ------------
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
  Repayment of advances from shareholder....................            --        (150,000)
  Payments of debt..........................................   (46,675,836)     (8,025,328)
  Debt issuance costs paid..................................    (5,369,916)             --
  Increase in debt..........................................   103,149,974      12,187,821
  Proceeds from issuance of common stock warrants...........     5,625,000              --
  Proceeds from issuance of stock...........................     2,904,500      26,901,361
  Stock issuance costs paid.................................      (165,033)             --
                                                              ------------    ------------
          Net cash provided by financing activities.........  $ 59,468,689    $ 30,913,854
                                                              ------------    ------------
Net increase in cash and cash equivalents...................    18,828,004       8,012,428
Cash and cash equivalents, beginning of period..............     8,249,161         360,006
                                                              ------------    ------------
Cash and cash equivalents, end of period....................  $ 27,077,165    $  8,372,434
                                                              ============    ============
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
  Equipment financed with long-term debt....................  $  1,998,428    $  4,621,692
  Sale-leaseback financed with note receivable..............  $  4,930,381    $         --
  Interest paid.............................................  $  1,370,023    $    562,477

   The accompanying notes are an integral part of these financial statements.

                                SPINCYCLE, INC.

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.  UNAUDITED CONSOLIDATED FINANCIAL INFORMATION -- BASIS OF PRESENTATION

     The unaudited financial information presented herein has been prepared in accordance with the instructions to Form 10-Q and Regulation S-X and does not include all of the information and note disclosures required by generally accepted accounting principles. Therefore, this information should be read in conjunction with the audited financial statements for the year ended December 28, 1997 and notes thereto included in the Form S-4 Registration Statement, as amended (the "Exchange Offer Registration Statement") of SpinCycle, Inc. (the "Company") filed with the Securities and Exchange Commission ("SEC") on June 26, 1998 or the Form S-1 Registration Statement, as amended (the "Shelf Registration Statement" and together with the Exchange Offer Registration Statement, the "Registration Statements"). This information reflects all adjustments that are, in the opinion of management, necessary for a fair statement of the Company's financial position, results of operations and cash flows for the interim periods reported. These adjustments are of a normal and recurring nature.

2.  UNAUDITED INTERIM RESULTS OF OPERATIONS

     The results of operations for the quarters and year-to-date periods ended September 6, 1998 and September 30, 1997 are not necessarily indicative of the results to be expected for a full fiscal year.

3.  FISCAL YEAR

     As of December 1, 1997, the Company changed its basis of reporting from 12 calendar months to 13 periods per annum. This change allows the Company to report and compare results on 13 equivalent periods, with each period containing four Monday through Sunday weeks. The Company's fiscal year ends on the last Sunday in December. The fiscal year ended December 27, 1998 will include 52 weeks divided into quarters as follows:

1st Quarter:  Three four week periods
2nd Quarter:  Three four week periods
3rd Quarter:  Three four week periods
4th Quarter:  Four four week periods

     Accordingly, the Company's fiscal third quarter included 12 weeks in 1998 and 13 weeks in 1997. The first three quarters of the Company's fiscal year included 36 weeks in 1998 and 39 weeks in 1997.

4.  COMPANY EXPANSION

     During the fiscal quarter ended September 6, 1998, the Company opened developed or acquired 27 new stores in seven existing markets and in three new markets (Milwaukee, Wisconsin, West Palm Beach, Florida and Washington, D.C.). Fifteen of the new store openings were acquired stores. As of September 6, 1998 the Company had opened or acquired 134 stores in 25 markets throughout the United States. On September 20, 1998, the Company closed one store in Albuquerque, New Mexico. The owner of the real property offered to terminate the Company's lease in order to provide for expansion of an anchor tenant. Based on the pre and post acquisition performance of this store, the Company elected to accept the offer, received $100,000 in cash and removed all of its equipment. This store closure had no material adverse effect on the financial condition or results of operations of the Company.


5.  DEPRECIATION AND USEFUL LIVES


     Effective June 15, 1998, the Company revised its estimate of the useful lives of its laundry equipment and tenant improvements. Laundry equipment was previously depreciated over 10 years and those lives have now been changed to periods from seven up to 15 years. Tenant improvements, which were previously depreciated over an average useful life of ten years have been extended to an average term of 15 years. These useful life

                                SPINCYCLE, INC.

changes for laundry equipment and tenant improvements were made to better reflect the estimated periods during which such assets will remain in service. The revised lives have been adopted for previously recorded assets and newly acquired assets. The effect of the change was a reduction to depreciation expense and a corresponding increase to net income applicable to holders of common stock for the quarter ended September 6, 1998 of approximately $400,000, or $14.40 per share.

6.  EARNINGS PER SHARE

     Net loss per common share is computed using the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," which requires the presentation of basic earnings per share ("EPS") and diluted EPS.

     Basic EPS is computed by dividing the net loss applicable to holders of common stock by the weighted average number of common shares outstanding during each period. Diluted EPS is computed by dividing the net loss by the weighted average number of common shares outstanding during the period adjusted for dilutive stock options and warrants and dilutive common shares assumed to be issued on conversion of preferred stock to common stock. Diluted EPS has not been presented as the computation is anti-dilutive due to the Company's net loss in each period. The number of common shares outstanding increased by 7,295 shares in April 1998 as a result of a repricing of the Series C Preferred Stock offering (See Note 7).

7.  REPRICING OF SERIES C CONVERTIBLE PREFERRED STOCK OFFERING

     On April 14, 1998, 7,295 shares of the Company's common stock ("Common Stock") were issued to Series C stockholders in connection with the repricing of the Series C Convertible Preferred Stock offering, originally priced at $220 per share. Pursuant to a stockholder consent dated March 18, 1998 and obtained as of April 14, 1998, the Series C offering was converted to a unit offering, whereby each Series C unit offered was comprised of ten shares of Series C preferred stock and one share of Common Stock for $2,200 per unit. In accordance with existing authoritative guidance, the additional fair value of the consideration transferred to Series C stockholders of $1,459,000 (i.e. the 7,295 shares of Common Stock issued in connection with the conversion of the original offering to a unit offering multiplied by $200 per share) has been treated as a return to Series C stockholders. Accordingly, $1,459,000 has been deducted from the Company's net loss for the year-to-date period ended September 6, 1998 in determining the net loss applicable to common shareholders for the calculation of earnings per share.

8.  SALE-LEASEBACK TRANSACTION


     On December 31, 1997, the Company entered into a sale-leaseback transaction with newly formed SpinDevCo, L.L.C. (SpinDevCo), a subsidiary of McMahon-Oliphant, Inc. SpinDevCo, McMahon-Oliphant, Inc. and their affiliates have no relationship or connection with the Company or any of its affiliates other than the transaction described in this note. Eleven properties consisting of land of $2.4 million and improvements of $4.0 million thereon that were previously acquired by the Company were sold to SpinDevCo for approximately $6.4 million, then leased back under an operating lease with a 20 year term. The Company received approximately $1.5 million in cash and a note in the principal amount of approximately $4.9 million, which was originally due and payable on April 30, 1998. The note is secured by mortgages on the properties. The transaction also required the Company to contribute in cash approximately $2,450,000, reflecting prepaid rent to be amortized over the terms of the related lease agreements. SpinDevCo requested, and on May 30, 1998 the Company granted, an extension (the "Extended Note") of the maturity date of the note through September 30, 1998 in return for the payment of $125,000 of accrued interest and additional interest payments through that date. The purpose of this extension is to allow SpinDevCo additional time to obtain the permanent financing with which to repay the Company's note. The transaction qualifies for sale-leaseback accounting in accordance with Statement of Financial Accounting Standards (SFAS) No. 98, "Accounting

                                SPINCYCLE, INC.

for Leases -- Sale-Leaseback Transactions Involving Real Estate." No gain or loss was recognized on the sale. See Note 14.

9.  SENIOR DISCOUNT NOTES OFFERING

     On April 3, 1998, the Company commenced the offering of unsecured senior discount notes and an indeterminate number of warrants to purchase Common Stock to "qualified institutional buyers" only as defined in Rule 144A under the Securities Act of 1933, as amended (the "Offering"). The Offering was completed on April 29, 1998, with the Company selling $144,990,000 aggregate principal amount at maturity of 12 3/4% unsecured senior discount notes (the "Notes") and warrants (the "Warrants") to purchase 26,661 shares of the Company's Common Stock with an exercise price of $0.01 per share for gross proceeds to the Company of $100,001,053. All terms used herein to describe the Offering shall have the meaning ascribed to them in the Registration Statements unless otherwise noted. The net proceeds from the Offering of approximately $96.8 million, net of underwriting expenses, were used principally to pay certain other expenses of the Offering (see note 10), repay approximately $46.7 million in existing indebtedness, to provide funds for investment in new stores and for general corporate purposes. The Notes will mature on May 1, 2005. No cash interest will accrue on the Notes prior to May 1, 2001. The Notes will begin to accrue cash interest at a rate of 12 3/4% per annum commencing May 1, 2001, and cash interest will be payable thereafter on November 1 and May 1 of each year, commencing November 1, 2001. The Notes will be redeemable at the option of the Company, in whole or in part, on or after May 1, 2002, at the redemption prices set forth in the Registration Statements. In addition, at any time and from time to time prior to May 1, 2001, the Company may redeem in the aggregate up to 35% of the Accreted Value of the Notes with the proceeds of one or more Public Equity Offerings following which there is a Public Market, at a redemption price of 112.75% of the Accreted Value to the date of redemption; provided, however, that at least $94.2 million of the aggregate principal amount of the Notes at maturity remain outstanding after any such redemption. Upon a Change of Control, each holder of the Notes (a "Holder") will have the right to require the Company to purchase all or any part of such Holder's Notes at a purchase price equal to 101% of the Accreted Value thereof, plus accrued and unpaid interest, if any, to the date of purchase.

     The Notes are senior, unsecured obligations of the Company ranking pari passu in right of payment of principal and interest with all other existing and future senior unsecured obligations of the Company and will rank senior to all future subordinated debt of the Company. The Notes will be effectively subordinated to all Secured Indebtedness of the Company, if any, to the extent of the value of the assets securing such indebtedness and to all indebtedness and other obligations (including trade payables) of the Company's future subsidiaries, if any. The Warrants will be exercisable at any time on or after the earlier of April 29, 1999 or 60 days after the consummation of an initial public offering of the Company's Common Stock, and will expire on May 1, 2005.

     Prior to the Offering, the Company had in place a $45.0 million credit facility from Raytheon Commercial Laundry, LLC ("Raytheon"), one of the largest commercial laundry equipment vendors, which had most recently provided the Company with approximately $30.0 million of equipment financing and $15.0 million of acquisition financing. This facility provided 100% financing for commercial laundry equipment purchases (based upon list prices) and store acquisitions. The Company procured a bank credit facility with LaSalle National Bank ("LaSalle") in March 1998, which provided the Company with $15.0 million for acquisitions and general corporate purposes. On April 29, 1998, the Company repaid all indebtedness outstanding under these two facilities with the net proceeds from the Offering and terminated the related loan agreements.

     On April 29, 1998, the Company also closed a secured revolving credit facility in the maximum principal amount of $40.0 million with Heller Financial, Inc. (the "Heller Facility"). As of August 1998, the Heller Facility was syndicated such that Heller is obligated to provide up to $25.0 million and FINOVA Capital

                                SPINCYCLE, INC.

Corporation ("FINOVA") is obligated to provide up to $15.0 million of the $40.0 million Heller Facility. The Heller Facility will mature on April 28, 2002 and is collateralized by a first priority security interest upon (i) all of the Company's now owned and hereafter acquired real and personal property and all proceeds thereof and (ii) all general intangibles and other intangible assets (including, without limitation, trademarks and trade names) of the Company, if any, and proceeds thereof. The Company will be entitled to draw amounts under the Heller Facility, subject to availability pursuant to a borrowing base formula based upon income from store operations and net book value of laundry equipment, in order to fund ongoing working capital, capital expenditures and general corporate purposes. As of September 6, 1998, this borrowing base was approximately $14.3 million. The Heller Facility requires the Company to maintain compliance with certain covenants. The Company was in compliance with all but one of these covenants at September 6, 1998. The Company has, however, obtained the waiver of the lenders with respect to this breach and thus it will not restrict the Company's ability to borrow under the Heller Facility.

     As a condition of the Heller Facility, the Company was required (within 90 days after the closing of such agreement) to cause the lenders ("Collecting Banks") holding the Company's deposit accounts ("Blocked Accounts") to enter blocked account agreements with all banks at which it maintains deposit accounts. Upon the occurrence of certain events of default, and the lapse of any applicable cure periods under the Heller Facility, Heller can require the Collecting Banks to promptly transfer all payments or deposits from the Blocked Accounts to Heller. As of July 28, 1998, the Company obtained a 60 day extension of this requirement from Heller in order to complete the required paperwork for the Blocked Account agreements. As of August 31, 1998, the Company had obtained all required Blocked Account agreements.

     Obligations under the Heller Facility shall bear interest with reference to either the "Base Rate" or the "LIBOR Rate," as determined by the Company at the time each such obligation is incurred. "Base Rate Loans" shall bear interest at the rate of 0.50% plus the greater of (a) the "Bank Prime Loan" rate published by the Board of Governors of the Federal Reserve System or (b) 0.50% plus the Federal Funds Effective Rate. "LIBOR Rate Loans" shall bear interest at the rate of 2.75% plus the rate determined by dividing (a) the rate at which U.S. dollar deposits for the relevant interest period are being offered based upon information presented on the Reuters Screen LIBOR Page as of 11:00 A.M. (London time) on the day which is two business days prior to the first day of such interest period by (b) 1.0 minus the aggregate (without duplication) of the rates (expressed as a decimal) of reserve requirements on the day which is two business days prior to the beginning of such interest period for Eurocurrency funding required to be maintained by a member bank of the Federal Reserve System, rounded to the nearest 1/16 of 1%.

     In July 1998 the Company and Heller Financial executed an amendment to the Heller Facility pursuant to which the Company agreed to changes in the borrowing base formula and the minimum Mature Store average EBITDA financial covenant thresholds. These thresholds were adjusted to conform to accounting changes effected by the Company. Changes were also made to certain of the Company's reporting requirements pursuant to the Heller Facility and a limitation on advertising expenses, to a maximum of 4% of annual revenues, was added.

10.  DEBT ISSUE COSTS AND LOSS ON EARLY EXTINGUISHMENT OF DEBT

     In connection with the Company's Offering of the Notes (as discussed in Note 9), the Company paid approximately $4,600,000 of debt issue costs, which are being amortized over the term of the Notes. The unamortized balance of these debt issue costs is included as a component of other assets on the Company's balance sheet at September 6, 1998.

     In connection with the termination of the Raytheon and LaSalle loan agreements (as discussed in Note 9), the Company recognized an extraordinary loss of approximately $334,000 (approximately $300,000 of which was related to termination of the LaSalle agreement) during its fiscal 1998 second quarter on the

                                SPINCYCLE, INC.

early extinguishment of debt for the writeoff of the unamortized balance of debt issue costs related to these agreements.

11.  ACQUISITIONS

     During the year ended December 28, 1997, the Company acquired 27 existing coin laundromats for a total cash outlay of $12,063,521, net of cash acquired. These acquisitions were accounted for under the purchase method of accounting. In connection with these acquisitions, the Company recorded goodwill of $6,180,839 and did not assume any liabilities of the sellers. Goodwill is amortized on a straight-line basis over 15 years.

     During the year-to-date period ended September 6, 1998, the Company acquired 26 existing coin laundry businesses for a total cash outlay of $14,874,852, nine of which were financed, net of cash acquired. These acquisitions were accounted for under the purchase method of accounting. In connection with these acquisitions, the Company recorded goodwill of $3,706,458 and did not assume any material liabilities of the sellers other than, in certain cases, assuming the leases of the related real property.

     The following unaudited pro forma information presents a summary of consolidated results of operations of the Company and the acquired coin laundry businesses as if the acquisitions had occurred January 1, 1997.

                                                       YEAR TO DATE          YEAR TO DATE
                                                     SEPTEMBER 6, 1998    SEPTEMBER 30, 1997
                                                     -----------------    ------------------
Net sales..........................................    $ 21,160,831          $ 14,565,617
Net loss...........................................    $(14,263,724)         $ (9,042,807)
Net loss per common share..........................    $    (567.13)         $    (274.26)

     These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional depreciation expense as a result of a step-up in the basis of fixed assets, additional amortization expense as a result of goodwill and other intangible assets, and an increased interest expense on acquisition debt. They do not purport to be indicative of the results of operations which actually would have resulted had the combination been in effect on January 1, 1997 or of future results of operations of the consolidated entities.

12.  REDEEMABLE PREFERRED STOCK

     The put rights on the shares of the Preferred Stock were terminated pursuant to a stockholder consent dated April 2, 1998 ("the April 2, 1998 Consent") as of April 14, 1998 contingent upon the closing of the Offering, which occurred on April 29, 1998. Prior to the termination of the put rights, each class of holders of the Series A, Series B and Series C Convertible Preferred Stock (collectively, the "Preferred Stock") had the right, upon the demand of those holding 51% of each of the classes, to require the Company to purchase all of the Preferred Stock at any time after June 1, 2001, at a redemption price equal to the greater of the purchase price of the shares plus accrued but unpaid dividends, if any, or, the appraised value of the shares. The accreted value of the Preferred Stock at September 6, 1998 and December 28, 1997 was $50,845,810 and $48,792,805, respectively.

                                SPINCYCLE, INC.

13.  INTEREST EXPENSE, NET OF AMOUNT CAPITALIZED

     The Company's interest expense, net of amount capitalized, consists of the following:

                                                 QUARTERS ENDED                    YEAR-TO-DATE
                                          -----------------------------    -----------------------------
                                          SEPTEMBER 6,    SEPTEMBER 30,    SEPTEMBER 6,    SEPTEMBER 30,
                                              1998            1997             1998            1997
                                          ------------    -------------    ------------    -------------
Accretion of Senior Discount Notes......   $2,935,302       $     --        $4,542,717       $     --
Interest expense on Raytheon And LaSalle
  debt..................................           --        256,991         1,348,531        562,477
Amortization of debt issue costs........      210,107             --           388,221             --
Other interest expense..................       14,516             --            28,623             --
Capitalized interest....................       (5,538)            --          (103,227)            --
                                           ----------       --------        ----------       --------
Interest expense, net...................   $3,154,387       $256,991        $6,204,865       $562,477
                                           ==========       ========        ==========       ========

14.  SUBSEQUENT EVENTS

     A. On September 18, 1998, the Company entered into an agreement with PeopleSoft USA, Inc. for the purchase of a new accounting software system and the related hardware, installation and training fees. The transaction was financed by a note payable to Newcourt Financial USA, Inc. in the amount of $560,000. The Company will begin utilizing the software for substantially all of its accounting processes at the beginning of its fiscal 1999 second quarter. PeopleSoft has verified to the Company that its products are Year 2000 compliant.

     B. On September 25, 1998 and October 20, 1998, the Company filed pre-effective amendments to its Exchange Offer Registration Statement with the SEC. On September 28, 1998 and October 20, 1998, the Company filed pre-effective amendments to its Shelf Registration Statement with the SEC.

     C. On October 15, 1998, the Company received approximately $4.9 million in cash from SpinDevCo in repayment of outstanding principal and interest on the Extended Note. Simultaneously, the Company purchased three sites from SpinDevCo for approximately $1.75 million in cash, the same amount for which it had previously sold them to SpinDevCo. The Company is currently operating stores at these three sites. The Company has an agreement with a third party to sell these three properties for $1.75 million in cash. After the sale, the properties will be subject to more favorable leases, including lower rental rates, than the leases the Company had with SpinDevCo.


     D. Management and Mr. Bruce Mosby, the Company's former Chief Operating Officer agreed to submit their dispute regarding Mr. Mosby's termination from the Company to mediation. The mediation took place on October 14, 1998. The results of the mediation were that no agreement was reached between the Company and Mr. Mosby. Management is continuing severance discussions with Mr. Mosby. The Company does not believe that the resolution of this matter will have a material adverse effect on the financial condition or results of the operations of the Company.


     E. The written stockholder solicitation regarding the reservation of additional shares of Common Stock for the grant of options pursuant to the Company's 1995 Plan commenced on August 26, 1998 and concluded on September 24, 1998. Reserving additional shares for the 1995 Plan requires the consent of the holders of a majority of the Common Stock, 76% of the Series A Convertible Preferred Stock ("Series A Stock"), 51% of the Series B Convertible Preferred Stock ("Series B Stock") and 51% of the Series C Convertible Preferred Stock ("Series C Stock"). The addition of

                                SPINCYCLE, INC.

          26,546 shares to the 1995 Plan, for a total of 69,270 shares available under the 1995 Plan, was approved by the requisite vote of the stockholders. As of the date hereof, those results were as follows:

                                 APPROVED    DISAPPROVED    ABSTAINED    NOT RECEIVED
                                 --------    -----------    ---------    ------------
Common Stock...................   19,327           0            0            8,436
Series A Stock.................   61,850           0            0           14,724
Series B Stock.................  102,363         968            0           22,167
Series C Stock.................   63,610           0            0            9,320

             ------------------------------------------------------
             ------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE INITIAL PURCHASER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                       PAGE
                                       -----
Prospectus Summary...................      3
Risk Factors.........................     10
Use of Proceeds......................     17
Capitalization.......................     17
Selected Financial and Other Data....     18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................     21
Business.............................     30
Management...........................     39
Principal Stockholders...............     44
Certain Transactions.................     45
Description of Capital Stock.........     46
Description of the Warrants..........     48
Description of the Heller Facility...     51
Description of the Notes.............     53
Federal Income Tax Consequences......     56
Selling Stockholders.................     59
Plan of Distribution.................     60
Notice to Canadian Residents.........     61
Legal Matters........................     62
Experts..............................     62
Available Information................     62
Index to Consolidated Financial
  Statements.........................    F-1

             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------

                                [SPINCYCLE LOGO]

                                SPINCYCLE, INC.
                                144,990 WARRANTS
                           TO PURCHASE 26,661 SHARES
                                OF COMMON STOCK
                               AND 26,661 SHARES
                                OF COMMON STOCK
              ---------------------------------------------------
                             PRELIMINARY PROSPECTUS
              ---------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following expenses (other than the SEC filing fee) are estimated:


SEC Registration Fee........................................  $  1,661
Accounting Fees.............................................  $ 75,000
Printing and Engraving Expenses.............................  $ 85,000
Legal Fees and Expenses (other than blue sky)...............  $100,000
Blue Sky Fees and Expenses..................................  $  5,000
Transfer Agent and Registrar Fees...........................  $  1,500
Miscellaneous Expense.......................................  $  9,839
                                                              --------
          Total.............................................  $278,000
                                                              ========



ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Section 145 of the Delaware General Corporation Law (the "Delaware Act") authorizes indemnification of directors, officers, employees and agents of the Company; allows the advancement of costs of defending against litigation; and permits companies incorporated in Delaware to purchase insurance on behalf of directors, officers, employees and agents against liabilities whether or not in the circumstances such companies would have the power to indemnify against such liabilities under the provisions of the statute.

     The Company's Amended and Restated Certificate of Incorporation (the "Certificate") provides for indemnification of the Company's officers and directors to the fullest extent permitted by Section 145 of the Delaware Act. The Company intends to obtain directors and officers insurance covering its executive officers and directors.

     The Certificate eliminates, to the fullest extent permitted by Delaware law, liability of a director to the Company of its stockholders for monetary damages for a breach of such director's fiduciary duty of care except for liability where a director: (a) breaches his or her duty of loyalty to the Company or its stockholders; (b) fails to act in good faith or engages in intentional misconduct or knowing violation of law; (c) authorizes payment of an illegal dividend or stock repurchase; or (d) obtains an improper personal benefit. While liability for monetary damages has been eliminated, equitable remedies such as injunctive relief or rescission remain available. In addition, a director is not relieved of his or her responsibilities under any other law, including the federal securities laws.

     Insofar as indemnification by the Company for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, the Company has been advised that in the opinion of the Securities and Exchange Commission (the "Commission"), such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     The Company first issued 100 shares (4 shares on a post-split basis) of its common stock, $.01 par value ("Common Stock") to its incorporator and former chief executive officer in October 1995 concurrently with the incorporation of the Company's predecessor, Spincycle, Inc., a Minnesota corporation. In January 1996, the Company issued 856,900 additional shares (34,276 shares on a post-split basis) of its Common Stock to then current officers of the Company and to outside service providers for services rendered. In January 1997, the Company issued 105,178 additional shares (4,207 shares on a post-split basis) of its Common Stock to then current officers of the Company for services rendered. Following its Delaware migratory merger on April 4, 1997, the Company effected a 1:25 reverse stock split. On February 27, 1998, as part of the severance arrangement between the Company and its former chief executive officer, the Company redeemed 18,019 shares of his Common Stock (on a post-split basis). Of the shares redeemed, 7,293 shares were issued to purchasers of Series C Units (see below). The remaining 10,726 will be added to the shares reserved for issuance under the Company's 1995 Amended and Restated Stock Option Plan pending stockholder approval.

     From February 1996 through January 31, 1997, the Company offered and sold 76,974 shares (on a post-split basis) of its Series A Convertible Preferred Stock ("Series A Stock") for approximately $9.6 million in cash to "accredited investors" (as defined in Section 501(a) of Regulation D promulgated pursuant to the Securities Act of 1933, as amended (the "Securities Act")) only. Approximately 1,146 (on a post-split basis) of the shares of Series A Stock were issued for services including marketing and other consulting services. In connection with the sale of the Series A Stock, the Company relies upon the exemptions from the Section 5 registration requirements set forth in Section 4(2) of the Securities Act and pursuant to the safe harbor provided in Rule 506 of Regulation D. This offering was conducted without any general solicitation and the investors were required to represent that they were purchasing for investment and not with a view toward resale. The Series A Stock was offered through officers and directors of the Company as well as broker-dealers.

     In March 1997 the Company commenced, and on April 24, 1997, the Company closed the sale of 125,498 shares (on a post-split basis) of its Series B Convertible Preferred Stock ("Series B Stock") for $25 million in cash proceeds. The Series B Stock also was offered to "accredited investors" only. In connection with the sale of the Series B Stock, the Company relies upon the exemptions from the Section 5 registration requirements set forth in Section 4(2) of the Securities Act and pursuant to the safe harbor provided in Rule 506 of Regulation D. This offering was conducted without any general solicitation and the investors were required to represent that they were purchasing for investment and not with a view toward resale. The Series B Stock was offered through officers and directors of the Company and to existing stockholders of the Company.

     In November 1997, the Company commenced an offering of up to $25 million of its Series C Convertible Preferred Stock at an offering price of $220 per share. Due to actual results and revised projections of Company revenues, management determined in February 1998 that the offering should be terminated and repriced to $200 per share (equivalent to the post-split price for the Series B Stock). This repricing was to be achieved by the issuance of one share of the Company's Common Stock for every ten shares of Series C Stock subscribed for. The repricing required approval of 51% of the holders of the Company's Common and Series B Stock and 76% of the holders of the Company's Series A Stock. The repricing was also affirmed by all subscribers for Series C Stock. The requisite approvals were obtained as of April 14, 1998 and the "Series C Units," comprised of ten shares of Series C Stock and one share of Common Stock were then issued to the subscribers in the Series C offering. The Series C Units were offered to "accredited investors" only. In connection with the sale of Series C Units, the Company relies upon the exemptions from the Section 5 registration requirements set forth in Section 4(2) of the Securities Act and pursuant to the safe harbor provided in Rule 506 of Regulation D. This offering was conducted without any general solicitation and the investors were required to represent that they were purchasing for investment and not with a view toward resale. The Series C Units were offered through officers and directors of the Company and to existing stockholders of the Company. As of the close of this offering on April 14, 1998, a total of approximately $16 million was raised in the sale of 72,930 shares of Series C Stock and 7,293 shares of Common Stock.

     On April 3, 1998, the Company commenced the offering of Senior Discount Notes (the "Old Notes") to "qualified institutional buyers" (as defined in Rule 144A promulgated pursuant to the Securities Act) only. This offering (the "Private Placement") was closed on April 29, 1998 with the sale of 144,990 units (the "Units"), with each Unit comprised of 12 3/4% Senior Discount Notes in the principal amount at maturity of $1,000 and a warrant (the "Warrants") to purchase .1839 shares of the Company's Common Stock. An exchange offer registration statement was filed on June 26, 1998 regarding the exchange of the Old Notes for registered notes (the "New Notes"). This registration statement is filed to register the Warrants and the shares of Common Stock issuable upon the exercise of those Warrants.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     The exhibits to the Registration Statement are listed in the Exhibit Index which appears elsewhere in this Registration Statement and is incorporated herein by this reference.

     All other schedules are omitted because of the absence of the condition under which they are required or because the information is included in the consolidated financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted directors, officers and controlling persons of the Company pursuant to the provisions described under Item 14 above or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted against the Company by such director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted against the Company by such director, officer, or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, as amended, the registrant has duly caused Amendment No. 4 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scottsdale, in the State of Arizona, on November 13, 1998.


                                          SPINCYCLE, INC.

                                          By:        /s/ PETER L. AX
                                            ------------------------------------
                                            Peter L. Ax
                                            Chairman and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, Amendment No. 4 to this Registration Statement has been signed below by the following persons in the capacities indicated on November 13, 1998.


SIGNATURE                                                TITLE
---------                                                -----
                   /s/ PETER L. AX                       Chairman and Chief Executive Officer
-----------------------------------------------------      (Principal Executive Officer)
                     Peter L. Ax

                /s/ JAMES R. PUCKETT                     Chief Financial Officer (Chief Accounting
-----------------------------------------------------      Officer)
                  James R. Puckett

                 /s/ ALFREDO BRENER*                     Director
-----------------------------------------------------
                   Alfredo Brener

                /s/ DEAN L. BUNTROCK*                    Director
-----------------------------------------------------
                  Dean L. Buntrock

                /s/ JAMES E. HUTTON*                     Director
-----------------------------------------------------
                   James E. Hutton

               /s/ JOHN H. MUEHLSTEIN*                   Director
-----------------------------------------------------
                 John H. Muehlstein

                 /s/ PEER PEDERSEN*                      Director
-----------------------------------------------------
                    Peer Pedersen

                  /s/ JOHN WALLACE*                      Director
-----------------------------------------------------
                    John Wallace

* Signed by James R. Puckett pursuant to power of attorney.

                                    EXHIBITS


EXHIBIT
  NO.                        DESCRIPTION OF EXHIBIT
-------                      ----------------------
 1.1*     Purchase Agreement, dated April 24, 1998 between the Company and Credit Suisse First Boston Corporation, as Initial
          Purchaser.
 3.1*     Amended and Restated Certificate of Incorporation of the
          Company as filed on April 27, 1998.
 3.2*     Bylaws of the Company.
 4.1*     Warrant Agreement dated as of April 29, 1998 between the
          Company and Norwest Bank Minnesota, N.A., as Trustee.
 4.2*     Amendment of Warrant Agreement dated as of June 9, 1998
          between the Company and Norwest Bank Minnesota, N.A., as
          Trustee.
 5.1      Legal Opinion of Pedersen & Houpt, P.C.
10.1*     Loan and Security Agreement dated as of April 29, 1998 among the Company, as Borrower, various financial institutions, as
          Lenders, and Heller Financial, Inc., as Agent and as Lender.
10.2*     Collateral Assignment of Leases dated as of April 29, 1998 between the Company, as Borrower, and Heller Financial,
          Inc., as Agent for the Lenders under the Loan and Security
          Agreement.
10.3*     Assignment for Security of Patents, Trademarks and
          Copyrights dated as of April 29, 1998 between the Company, as Assignor, and Heller Financial, Inc., as Agent for the
          Lenders under the Loan and Security Agreement.
10.4*     Amended and Restated Supply Agreement dated as of February
          19, 1998 between the Company, as Buyer, and Raytheon
          Commercial Laundry LLC, as Seller.
10.5*     Employment Agreement dated December 1, 1996 between the
          Company and Peter Ax.
10.6*     Employment Agreement dated June 1, 1997 between the Company and Chris Lombardi.
10.7*     Indenture dated as of April 29, 1998 between the Company and
          Norwest Bank Minnesota, N.A., as Trustee.
10.8*     Registration Rights Agreement dated April 29, 1998 between the Company and Credit Suisse First Boston Corporation, as
          Initial Purchaser.
10.9*     Second Amended and Restated Supply Agreement dated as of
          September 1, 1998 between the Company, as Buyer and Alliance
          Laundry Systems LLC, as Seller.
10.10*    First Amendment to Loan and Security Agreement dated as of
          July 1998.
11.1*     Statement regarding Computation of Per Share Earnings.
23.1      Consent of Pedersen & Houpt, P.C.
23.2      Consent of PricewaterhouseCoopers LLP.
23.3      Consent of Coin Laundry Association.
24.1*     Power of Attorney.
27.1*     Financial Data Schedule.


---------------
 * Previously filed.